Exhibit 99.1

UNITED BISCUITS FINANCE plc

Annual Report

2005

Registered Office: Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE, United Kingdom

Cautionary Statement Regarding Forward-Looking Information

This annual report includes statements that are, or may be deemed to be, “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The terms “anticipates,” “believes,” “expects,” “estimates,” “intends,” “plans,” “may,” “will,” or “should” and other similar expressions identify forward-looking statements, although the absence of such words does not necessarily mean that a statement is not forward-looking. These statements appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate.

Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from historical results and those expressed or implied in the forward-looking statements as a result of various factors.

Important factors that could cause those differences are discussed later in “Risk Factors” at the end of this annual report and include, but are not limited to:

•                  our substantial leverage and our ability to meet our debt obligations;

•                  our ability to implement our business strategy effectively;

•                  our ability to successfully integrate our acquisitions and to complete our internal reorganization initiatives;

•                  the cost of funding our pension schemes may impact the cash flow generated by our operations;

•                  increased competition from other companies in our industry and our ability to retain and increase our market shares;

•                  our ability to pass price increases of raw materials on to our customers;

•                  general local and global economic conditions; and

•                  other factors not known to us, or not considered material by us.

You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to the company, or persons acting on its behalf are qualified in their entirety by these cautionary statements. The company undertakes no obligation to publicly update or revise any forward-looking statements, except as may be required by law.

Agent for Service of Process

Each of United Biscuits Finance plc and Regentrealm Limited has appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, United States of America as its agent for service of process for the senior subordinated notes, the guarantee of the senior subordinated notes and the related indenture.

INDEX

Page

Financial Data

3

Financial Statements

Independent Auditors’ Reports

8

Consolidated Income Statements of United Biscuits Finance plc for the 52 weeks ended December 31, 2005 and the 52 weeks ended January 1, 2005

12

Consolidated Statements of Recognized Income and Expense of United Biscuits Finance plc for the 52 weeks ended December 31, 2005 and the 52 weeks ended January 1, 2005

13

Consolidated Balance Sheets of United Biscuits Finance plc at December 31, 2005 and at January 1, 2005

14

Consolidated Cash Flow Statements of United Biscuits Finance plc for the 52 weeks ended December 31, 2005 and the 52 weeks ended January 1, 2005

15

Consolidated Income Statements of Regentrealm Limited for the 52 weeks ended December 31, 2005 and the 52 weeks ended January 1, 2005

16

Consolidated Statements of Recognized Income and Expense of Regentrealm Limited for the 52 weeks ended December 31, 2005 and the 52 weeks ended January 1, 2005

17

Consolidated Balance Sheets of Regentrealm Limited at December 31, 2005 and at January 1, 2005

18

Consolidated Cash Flow Statements of Regentrealm Limited for the 52 weeks ended December 31, 2005 and the 52 weeks ended January 1, 2005

19

Notes to the Financial Statements of United Biscuits Finance plc and Regentrealm Limited

20

Operating and Financial Review and Prospects

98

Risk Factors

132

FINANCIAL DATA

Basis of Presentation of Information

References to “UB Finance” are to United Biscuits Finance plc and references to “Regentrealm” are to Regentrealm Limited, a direct wholly owned subsidiary of UB Finance. Unless the context otherwise requires, “we,” “us,” “our” and the “Company” refer collectively to UB Finance and its subsidiaries.

Accounting Periods and Financial Information

Our financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union. These standards differ from those issued by the International Accounting Standards Board (“IASB”). However, the adoption of the standards issued by the IASB would have made no difference to our financial statements as presented elsewhere herein. International Financial Reporting Standards as adopted by the European Union are hereinafter referred to as “IFRS.”

The adoption of IFRS has resulted in changes to our accounting policies being applied. In many instances, these changes have been applied retrospectively in arriving at the opening balance sheet under IFRS as at January 4, 2004. The accounting policies applied are detailed in Note 2 of Notes to the Financial Statements. Reconciliations of previously reported equity and loss under Accounting Principles Generally Accepted in the United Kingdom (“U.K. GAAP”) to IFRS at the transition date and at subsequent reporting dates are included in Note 34 of Notes to the Financial Statements.

We have applied IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement” from January 2, 2005. These standards are applied prospectively and therefore no restatements have been made to the income statement for the 52 weeks ended January 1, 2005. The restated balance sheet information included in this report is as at January 2, 2005, following adoption of IAS 32 and IAS 39.

We generally present our financial information based on 13 periods of four calendar weeks. As a result, our fiscal year consists of 52 weeks; our first fiscal quarter consists of four periods (16 weeks) and our remaining three fiscal quarters each consists of three periods (12 weeks). Every five or six years, we lengthen the final period of our fiscal year to five weeks, in which event our fourth quarter consists of 13 weeks and our fiscal year consists of 53 weeks. Our current fiscal year consists of 52 weeks and our next fiscal year, covering 2006, will consist of 52 weeks and will end on December 30, 2006.

Unless the context otherwise indicates, financial information and data for our business for:

•                  2005 means the 52-week period ended December 31, 2005;

•                  2004 means the 52-week period ended January 1, 2005.

The financial statements included in this annual report, which have been prepared in accordance with IFRS differ in some respects from the Accounting Principles Generally Accepted in the United States (“U.S. GAAP”). The principal differences between IFRS and U.S. GAAP applicable to us are summarized in Note 35 of Notes to the Financial Statements.

Our financial statements and other financial information included in this annual report are reported in pounds sterling and all references to “sterling” or “£” are to the lawful currency of the United Kingdom.

Selected Financial Data

The following tables set forth selected historical consolidated financial information for:

•                  UB Finance as of and for the fiscal years ended January 1, 2005 and December 31, 2005, in respect of amounts in accordance with IFRS;

•                  Regentrealm as of and for the fiscal years ended January 1, 2005 and December 31, 2005, in respect of amounts in accordance with IFRS;

•                  UB Finance as of and for the fiscal years ended December 29, 2001, December 28, 2002, January 3, 2004, January 1, 2005 and December 31, 2005, in respect of amounts in accordance with U.S. GAAP; and

•                  Regentrealm as of and for the fiscal years ended December 29, 2001, December 28, 2002, January 3, 2004, January 1, 2005 and December 31, 2005, in respect of amounts in accordance with U.S. GAAP.

The data as of and for the fiscal years ended December 29, 2001, December 28, 2002 and January 3, 2004 have been extracted or derived from audited consolidated financial statements of UB Finance and Regentrealm that are not included in this annual report. The data as of and for the fiscal years ended January 1, 2005 and December 31, 2005 have been extracted or derived from the audited consolidated financial statements of UB Finance and Regentrealm included elsewhere in this annual report. All of these consolidated financial statements have been audited by Ernst & Young LLP, our independent auditors, or its predecessor firm, Ernst & Young.

You should read the following selected financial information in conjunction with the information contained in the consolidated financial statements of UB Finance and Regentrealm and the related notes thereto and the Operating and Financial Review and Prospects included elsewhere in this annual report.

Selected Financial Data

Amounts in accordance with IFRS:

	United Biscuits Finance plc		Regentrealm Limited
	52 weeks ended January 1, 2005	52 weeks ended December 31, 2005	52 weeks ended January 1, 2005	52 weeks ended December 31, 2005
	(£ million)
Income Statement data:
Revenue	1,210.1	1,266.9	1,210.1	1,266.9

Business profit	163.0	204.0	163.0	204.0
Depreciation and amortization expense	(60.3)	(61.6)	(60.3)	(61.6)
Other income and expense:
Other amounts relating to Carlisle factory flood	—	3.9	—	3.9
Restructuring and acquisition-related expenses	(16.8)	(25.3)	(16.8)	(25.3)
Impairment of plant, equipment and computer software	—	(23.3)	—	(23.3)
Loss on disposal or termination of business	(0.3)	(0.6)	(0.3)	(0.6)
Profit on disposal of property, plant and equipment	4.1	3.7	4.1	3.7
Profit before financing	89.7	100.8	89.7	100.8
Finance income	2.6	3.0	2.6	3.0
Finance costs	(165.3)	(194.3)	(165.0)	(193.9)
Other finance costs	(8.6)	(3.7)	(8.6)	(3.7)
Loss before taxes and share of results of joint venture	(81.6)	(94.2)	(81.3)	(93.8)
Taxes	(5.0)	24.9	(5.0)	24.9
Loss before share of results of joint venture	(86.6)	(69.3)	(86.3)	(68.9)
Share of results of joint venture	0.5	0.5	0.5	0.5
Loss for the year from continuing operations	(86.1)	(68.8)	(85.8)	(68.4)
Discontinued operations:
Loss for the period from discontinued operations	(3.7)	—	(3.7)	—
Loss attributable to shareholder	(89.8)	(68.8)	(89.5)	(68.4)

Other Financial Data:
Capital expenditure(1)	54.1	39.8	54.1	39.8

Balance Sheet Data (at end of period):
Total assets	1,811.9	1,792.4	1,835.5	1,815.4
Long-term debt(2)	918.8	831.0	619.1	534.7
Issued share capital	2.0	2.0	2.0	2.0
Total equity	(717.5)	(773.7)	(704.1)	(759.9)

(1)               In addition, during the 52 weeks ended December 31, 2005, £7.8 million of capital additions were made to replace assets damaged in the Carlisle factory flood. These were funded by insurance receipts.

(2)               Long-term debt is stated including unamortized debt premium and less unamortized debt issuance costs. Long-term debt does not include any amounts due to a parent company.

Selected Financial Data

Amounts in accordance with U.S. GAAP:

	United Biscuits Finance plc
	52 weeks ended December 29, 2001	52 weeks ended December 28, 2002	53 weeks ended January 3, 2004 Restated(1)	52 weeks ended January 1, 2005 Restated(1)	52 weeks ended December 31, 2005
	(£ million)

Profit and Loss Account Data:
Sales from continuing operations	1,108.4	1,125.4	1,137.3	1,173.4	1,224.1
Total sales	1,135.8	1,151.8	1,160.7	1,186.4	1,224.1
Operating income from continuing operations	41.6	95.4	75.4	71.7	87.7
Operating income	40.2	92.4	63.8	70.1	87.7
Loss from continuing operations	(101.2)	(5.4)	(86.4)	(96.7)	(74.7)
Net loss for the period	(101.4)	(12.4)	(96.6)	(98.6)	(74.7)

Balance Sheet Data (at end of period):
Total assets	1,572.6	1,528.0	1,502.6	1,826.4	1,893.3
Long-term debt	711.1	650.1	633.3	930.4	840.1
Shareholder’s deficit	(277.3)	(392.7)	(508.1)	(582.2)	(628.5)

	Regentrealm Limited
	52 weeks ended December 29, 2001	52 weeks ended December 28, 2002	53 weeks ended January 3, 2004 Restated(1)	52 weeks ended January 1, 2005 Restated(1)	52 weeks ended December 31, 2005
	(£ million)

Profit and Loss Account Data:
Sales from continuing operations	1,108.4	1,125.4	1,137.3	1,173.4	1,224.1
Total sales	1,135.8	1,151.8	1,160.7	1,186.4	1,224.1
Operating income from continuing operations	41.6	95.4	75.4	71.7	87.7
Operating income	40.2	92.4	63.8	70.1	87.7
Loss from continuing operations	(95.6)	(4.4)	(85.4)	(96.4)	(74.3)
Net loss for the period	(95.8)	(11.4)	(95.6)	(98.3)	(74.3)

Balance Sheet Data (at end of period):
Total assets	1,583.5	1,540.0	1,516.6	1,841.7	1,909.3
Long-term debt	493.7	426.1	400.5	629.2	542.5
Shareholder’s deficit	(216.2)	(380.6)	(495.0)	(568.8)	(614.7)

(1)               In the course of our transition to IFRS, we identified a post-retirement healthcare obligation in our Netherlands subsidiary that was required to be recognized under IFRS. This obligation should also have been recognized under U.S. GAAP. As a consequence, we have increased the shareholder’s deficit by £3.7 million as at January 1, 2005 and by £3.4 million as at January 3, 2004 to recognize this additional liability. Also with regard to this, the net loss for the 52 weeks ended January 1, 2005 has been reduced by £0.3 million.

Currency and Exchange Rate Data

The following table provides, for the periods indicated, information concerning the exchange rate for pounds sterling expressed in U.S. dollars per £1.00 based on the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York.

Year Ended December 31,	Period End	Average Rate(1)	High	Low
2001	1.45	1.44	1.50	1.37
2002	1.61	1.51	1.61	1.41
2003	1.78	1.65	1.78	1.55
2004	1.92	1.84	1.95	1.75
2005	1.72	1.82	1.93	1.71

(1)               The average of the noon buying rates on the last business day of each month during the applicable year.

The following table provides, for the periods indicated, the high and low noon buying rates for pounds sterling expressed in U.S. dollars per £1.00.

Month and Year	High	Low
September 2005	1.84	1.76
October 2005	1.79	1.75
November 2005	1.78	1.71
December 2005	1.77	1.72
January 2006	1.79	1.74
February 2006	1.78	1.73
March 2006 (to March 24)	1.76	1.73

We make no representation that any amount translated in this annual report could have been or could be converted at any of the rates indicated above or at any other rates.

UNITED BISCUITS FINANCE plc

INDEPENDENT AUDITORS’ REPORT

To:                              The Directors

United Biscuits Finance plc

We have audited the group financial statements of United Biscuits Finance plc for the 52 weeks ended December 31, 2005 and January 1, 2005 which comprise the consolidated income statements, the consolidated statements of recognized income and expense, the consolidated balance sheets, consolidated cash flow statements and the related notes 1 to 35. These group financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company’s members, as a body. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to it in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the group financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU). In preparing those financial statements, the directors are required to: select suitable accounting policies and then apply them consistently; present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and provide additional disclosures when compliance with the specific requirements in IFRSs as adopted by the EU is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance; and state that the company has complied with IFRSs as adopted by the EU, subject to any material departures disclosed and explained in the financial statements. The directors are responsible for keeping proper accounting records, which disclose with reasonable accuracy at any time the financial position of the company and of the group and enable them to ensure that the financial statements comply with Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Our responsibility is to audit the group financial statements in accordance with International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the group financial statements give a true and fair view and whether the group financial statements have been properly prepared in accordance with Article 4 of the IAS Regulation.

We have read other information contained in the annual report and considered whether it is consistent with the audited group financial statements. The other information comprises only the selected financial data and operating and financial review and prospects. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the group financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the group financial statements:

•                       give a true and fair view, in accordance with IFRSs as adopted by the EU of the state of the group’s affairs as at December 31, 2005 and January 1, 2005 and of its losses for each of the 52 week periods then ended; and

•                       have been properly prepared in accordance with Article 4 of the IAS Regulation.

ERNST & YOUNG LLP

London, England
March 29, 2006

REGENTREALM LIMITED

INDEPENDENT AUDITORS’ REPORT

To:                              The Directors

Regentrealm Limited

We have audited the group financial statements of Regentrealm Limited for the 52 weeks ended December 31, 2005 and January 1, 2005 which comprise the consolidated income statements, the consolidated statements of recognized income and expense, the consolidated balance sheets, consolidated cash flow statements and the related notes 1 to 35. These group financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company’s members, as a body. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to it in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the group financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU). In preparing those financial statements, the directors are required to: select suitable accounting policies and then apply them consistently; present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and provide additional disclosures when compliance with the specific requirements in IFRSs as adopted by the EU is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance; and state that the company has complied with IFRSs as adopted by the EU, subject to any material departures disclosed and explained in the financial statements. The directors are responsible for keeping proper accounting records, which disclose with reasonable accuracy at any time the financial position of the company and of the group and enable them to ensure that the financial statements comply with Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Our responsibility is to audit the group financial statements in accordance with International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the group financial statements give a true and fair view and whether the group financial statements have been properly prepared in accordance with Article 4 of the IAS Regulation.

We have read other information contained in the annual report and considered whether it is consistent with the audited group financial statements. The other information comprises only the selected financial data and operating and financial review and prospects. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the group financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the group financial statements:

•                       give a true and fair view, in accordance with IFRSs as adopted by the EU of the state of the group’s affairs as at December 31, 2005 and January 1, 2005 and of its losses for each of the 52 week periods then ended; and

•                       have been properly prepared in accordance with Article 4 of the IAS Regulation.

ERNST & YOUNG LLP

London, England
March 29, 2006

UNITED BISCUITS FINANCE plc

CONSOLIDATED INCOME STATEMENTS

	Notes	52 weeks ended December 31, 2005	52 weeks ended January 1, 2005
		(£ million)
Revenue	4	1,266.9	1,210.1

Cost of goods sold		(729.8)	(719.0)
Gross profit		537.1	491.1

Distribution, selling and marketing expenses		(272.3)	(251.5)
General and administrative expenses		(84.1)	(84.8)
Royalty and foreign exchange income		3.6	8.2
Business interruption insurance income	5	19.7	—

Business profit	4	204.0	163.0
Depreciation and amortization expense	10	(61.6)	(60.3)
Other income and expense:
Other amounts relating to Carlisle factory flood	5	3.9	—
Restructuring and acquisition related expenses	6	(25.3)	(16.8)
Impairment of plant, equipment and computer software	7	(23.3)	—
Loss on disposal or termination of business	8	(0.6)	(0.3)
Profit on disposal of property, plant and equipment	9	3.7	4.1
Profit before financing	10	100.8	89.7
Finance income	11	3.0	2.6
Finance costs	12	(194.3)	(165.3)
Other finance costs	27	(3.7)	(8.6)
Loss before taxes and share of results of joint venture		(94.2)	(81.6)
Taxes	13	24.9	(5.0)
Loss before share of results of joint venture		(69.3)	(86.6)
Share of results of joint venture	17	0.5	0.5
Loss for the year from continuing operations		(68.8)	(86.1)

Discontinued operations
Loss for the period from discontinued operations	14	—	(3.7)

Loss attributable to shareholder(1)		(68.8)	(89.8)

(1)          A summary of the significant adjustments to loss attributable to shareholder (net loss) that would be required if U.S. generally accepted accounting principles were to be applied instead of International Financial Reporting Standards as adopted by the European Union is set out in Note 35 of Notes to the Financial Statements.

The Notes to the Financial Statements are an integral part of these Financial Statements.

UNITED BISCUITS FINANCE plc

CONSOLIDATED STATEMENT OF RECOGNIZED

INCOME AND EXPENSE

	Notes	52 weeks ended December 31, 2005	52 weeks ended January 1, 2005
		(£ million)
Actuarial gains on defined benefit plans	27	14.8	32.5
Exchange differences on retranslation of foreign operations		2.8	(3.5)
Cash flow hedges:
Gain on derivative financial instruments recognized in equity	23	2.6	—
Loss on derivative financial instruments transferred to the income statement	23	(1.0)	—
Income recognized directly in equity		19.2	29.0
Tax on items recognized directly in or transferred from equity	13	(5.7)	(8.7)
Net income recognized directly in equity		13.5	20.3
Loss attributable to shareholder		(68.8)	(89.8)
Total recognized income and expense for the period(1)	25	(55.3)	(69.5)

Effect of changes in accounting policy:
Net loss on cash flow hedges on first time application of IAS 39		(1.0)	—
		(1.0)	—

(1)          A statement of comprehensive loss as required by U.S. generally accepted accounting principles is set out in Note 35 of Notes to the Financial Statements.

The Notes to the Financial Statements are an integral part of these Financial Statements.

UNITED BISCUITS FINANCE plc

CONSOLIDATED BALANCE SHEETS

	Notes	At December 31, 2005	At January 1, 2005
		(£ million)

ASSETS
Non-current assets
Intangible assets	15	816.8	834.1
Property, plant and equipment	16	391.2	420.2
Investment in joint venture	17	0.3	0.6
Deferred tax assets	13	129.4	105.3
Other non-current assets		1.1	0.3
Total non-current assets		1,338.8	1,360.5
Current assets
Inventories	18	83.4	84.5
Trade and other receivables	19	278.1	289.3
Derivative financial instruments	23	1.8	—
Cash and cash equivalents	20	90.3	77.6
Total current assets		453.6	451.4
TOTAL ASSETS		1,792.4	1,811.9

EQUITY AND LIABILITIES
Shareholder’s equity
Issued share capital	25	2.0	2.0
Other reserves	25	(0.4)	(2.5)
Retained earnings	25	(775.3)	(717.0)
Total equity(1)		(773.7)	(717.5)
Non-current liabilities
Borrowings	22	831.0	918.8
Amount due to parent company	29	1,032.1	922.4
Retirement benefit obligations (net of associated deferred tax asset: £220.1 million, 2004: £235.2 million)	27	313.3	336.0
Provisions	24	11.1	17.2
Other non-current liabilities		1.3	1.2
Tax payable after one year		6.7	9.7
Deferred tax	13	11.1	6.5
Total non-current liabilities		2,206.6	2,211.8
Current liabilities
Trade and other payables	21	308.3	297.9
Borrowings	22	33.9	9.1
Derivative financial instruments	23	2.7	—
Provisions	24	12.9	10.1
Current tax payable		1.7	0.5
Total current liabilities		359.5	317.6
Total liabilities		2,566.1	2,529.4
TOTAL EQUITY AND LIABILITIES		1,792.4	1,811.9

(1)          A summary of the significant adjustments to Total Equity that would be required if U.S. generally accepted accounting principles were to be applied instead of International Financial Reporting Standards as adopted by the European Union is set out in Note 35 of Notes to the Financial Statements.

The Notes to the Financial Statements are an integral part of these Financial Statements.

UNITED BISCUITS FINANCE plc

CONSOLIDATED CASH FLOW STATEMENTS

	Notes	52 weeks ended December 31, 2005	52 weeks ended January 1, 2005
		(£ million)
Operating activities
Profit before financing	10	100.8	89.7
Adjustments for:
Depreciation and amortization	10	61.6	60.3
Other income and expense		41.6	13.0
Decrease in working capital	26	15.0	3.2
Cash outflows relating to restructuring and other provisions		(27.1)	(37.3)
Net cash inflow relating to the Carlisle factory flood(1)		7.9	—
Difference between pension contributions paid and amounts recognized in the income statement		(11.5)	(0.5)
Cash generated from operations		188.3	128.4
Interest paid		(75.6)	(56.2)
Interest received		2.5	2.6
Income taxes paid		(1.3)	(1.9)
Net cash inflow from operating activities		113.9	72.9

Investing activities
Acquisitions of subsidiaries	3	2.2	(237.1)
Cash outflow from discontinued operations	14	(0.9)	(4.2)
Capital expenditure and purchase of intangible assets	15 & 16	(39.8)	(54.1)
Capital expenditure relating to Carlisle factory flood	16	(7.8)	—
Proceeds from disposal of property, plant and equipment		3.7	13.5
Amounts received from joint venture		0.7	0.7
Net cash used in investing activities		(41.9)	(281.2)

Financing activities
Proceeds from bond issue		—	75.0
Increase in borrowings		—	632.4
Repayment of finance leases		(1.3)	(1.8)
Repayment of borrowings (including new finance costs)		(57.7)	(452.0)
Net cash used in financing activities		(59.0)	253.6

Increase in cash and cash equivalents in the period		13.0	45.3
Cash and cash equivalents at beginning of period		77.6	31.4
Exchange adjustment		(0.3)	0.9
Cash and cash equivalents at end of period	20	90.3	77.6

(1)          Excludes amounts relating to Carlisle factory flood business interruption insurance income.

The Notes to the Financial Statements are an integral part of these Financial Statements.

REGENTREALM LIMITED

CONSOLIDATED INCOME STATEMENTS

	Notes	52 weeks ended December 31, 2005	52 weeks ended January 1, 2005
		(£ million)

Revenue	4	1,266.9	1,210.1

Cost of goods sold		(729.8)	(719.0)
Gross profit		537.1	491.1

Distribution, selling and marketing expenses		(272.3)	(251.5)
General and administrative expenses		(84.1)	(84.8)
Royalty and foreign exchange income		3.6	8.2
Business interruption insurance income	5	19.7	—

Business profit	4	204.0	163.0
Depreciation and amortization expense	10	(61.6)	(60.3)
Other income and expense:
Other amounts relating to Carlisle factory flood	5	3.9	—
Restructuring and acquisition related expenses	6	(25.3)	(16.8)
Impairment of plant, equipment and computer software	7	(23.3)	—
Loss on disposal or termination of business	8	(0.6)	(0.3)
Profit on disposal of property, plant and equipment	9	3.7	4.1
Profit before financing	10	100.8	89.7
Finance income	11	3.0	2.6
Finance costs	12	(193.9)	(165.0)
Other finance costs	27	(3.7)	(8.6)
Loss before taxes and share of results of joint venture		(93.8)	(81.3)
Taxes	13	24.9	(5.0)
Loss before share of results of joint venture		(68.9)	(86.3)
Share of results of joint venture	17	0.5	0.5
Loss for the year from continuing operations		(68.4)	(85.8)

Discontinued operations
Loss for the period from discontinued operations	14	—	(3.7)

Loss attributable to shareholder(1)		(68.4)	(89.5)

(1)               A summary of the significant adjustments to loss attributable to shareholder (net loss) that would be required if U.S. generally accepted accounting principles were to be applied instead of International Financial Reporting Standards as adopted by the European Union is set out in Note 35 of Notes to the Financial Statements.

The Notes to the Financial Statements are an integral part of these Financial Statements.

REGENTREALM LIMITED

CONSOLIDATED STATEMENT OF RECOGNIZED

INCOME AND EXPENSE

	Notes	52 weeks ended December 31, 2005	52 weeks ended January 1, 2005
		(£ million)
Actuarial gains on defined benefit plans	27	14.8	32.5
Exchange differences on retranslation of foreign operations		2.8	(3.5)
Cash flow hedges:
Gain on derivative financial instruments recognized in equity	23	2.6	—
Loss on derivative financial instruments transferred to the income statement	23	(1.0)	—
Income recognized directly in equity		19.2	29.0
Tax on items recognized directly in or transferred from equity	13	(5.7)	(8.7)
Net income recognized directly in equity		13.5	20.3
Loss attributable to shareholder		(68.4)	(89.5)
Total recognized income and expense for the period(1)	25	(54.9)	(69.2)

Effects of changes in accounting policy:
Net loss on cash flow hedge on first time application of IAS 39		(1.0)	—
		(1.0)	—

(1)          A statement of comprehensive loss as required by U.S. generally accepted accounting principles is set out in Note 35 of Notes to the Financial Statements.

The Notes to the Financial Statements are an integral part of these Financial Statements.

REGENTREALM LIMITED

CONSOLIDATED BALANCE SHEETS

	Notes	At December 31, 2005	At January 1, 2005
		(£ million)

ASSETS
Non-current assets
Intangible assets	15	816.8	834.1
Property, plant and equipment	16	391.2	420.2
Investment in joint venture	17	0.3	0.6
Deferred tax assets	13	129.4	105.3
Other non-current assets		1.1	0.3
Total non-current assets		1,338.8	1,360.5
Current assets
Inventories	18	83.4	84.5
Trade and other receivables	19	301.1	312.9
Derivative financial instruments	23	1.8	—
Cash and cash equivalents	20	90.3	77.6
Total current assets		476.6	475.0
TOTAL ASSETS		1,815.4	1,835.5

EQUITY AND LIABILITIES
Shareholder’s equity
Issued share capital	25	2.0	2.0
Other reserves	25	(0.4)	(2.5)
Retained earnings	25	(761.5)	(703.6)
Total equity(1)		(759.9)	(704.1)
Non-current liabilities
Borrowings	22	534.7	619.1
Amount due to parent company	29	1,337.5	1,231.5
Retirement benefit obligations (net of associated deferred tax asset: £220.1 million, 2004: £235.2 million)	27	313.3	336.0
Provisions	24	11.1	17.2
Other non-current liabilities		1.4	1.2
Tax payable after one year		6.7	9.7
Deferred tax	13	11.1	6.5
Total non-current liabilities		2,215.8	2,221.2
Current liabilities
Trade and other payables	21	308.3	298.7
Borrowings	22	33.9	9.1
Derivative financial instruments	23	2.7	—
Provisions	24	12.9	10.1
Current tax payable		1.7	0.5
Total current liabilities		359.5	318.4
Total liabilities		2,575.3	2,539.6
TOTAL EQUITY AND LIABILITIES		1,815.4	1,835.5

(1)          A summary of the significant adjustments to Total Equity that would be required if U.S. generally accepted accounting principles were to be applied instead of International Financial Reporting Standards as adopted by the European Union is set out in Note 35 of Notes to the Financial Statements.

The Notes to the Financial Statements are an integral part of these Financial Statements.

REGENTREALM LIMITED

CONSOLIDATED CASH FLOW STATEMENTS

	Notes	52 weeks ended December 31, 2005	52 weeks ended January 1, 2005
		(£ million)
Operating activities
Profit before financing	10	100.8	89.7
Adjustments for:
Depreciation and amortization	10	61.6	60.3
Other income and expense		41.6	13.0
Decrease in working capital	26	15.0	3.2
Cash outflows relating to restructuring and other provisions		(27.1)	(37.3)
Cash inflow relating to the Carlisle factory flood(1)		7.9	—
Difference between pension contributions paid and amounts recognized in the income statement		(11.5)	(0.5)
Cash generated from operations		188.3	128.4
Interest paid		(75.6)	(56.2)
Interest received		2.5	2.6
Income taxes paid		(1.3)	(1.9)
Net cash inflow from operating activities		113.9	72.9

Investing activities
Acquisitions of subsidiaries	3	2.2	(237.1)
Cash outflows from discontinued operations	14	(0.9)	(4.2)
Capital expenditure and purchase of intangible assets	15 & 16	(39.8)	(54.1)
Capital expenditure relating to Carlisle factory flood	16	(7.8)	—
Proceeds from disposal of property, plant and equipment		3.7	13.5
Amounts received from joint venture		0.7	0.7
Net cash used in investing activities		(41.9)	(281.2)

Financing activities
Loan from parent company		—	75.0
Increase in borrowings		—	632.4
Repayment of finance leases		(1.3)	(1.8)
Repayment of borrowings (including new finance costs)		(57.7)	(452.0)
Net cash used in financing activities		(59.0)	253.6

Increase in cash and cash equivalents in the period		13.0	45.3
Cash and cash equivalents at beginning of period		77.6	31.4
Exchange adjustment		(0.3)	0.9
Cash and cash equivalents at end of period	20	90.3	77.6

(1)          Excludes amounts relating to the Carlisle factory flood business interruption insurance income.

The Notes to the Financial Statements are an integral part of these Financial Statements.

UNITED BISCUITS FINANCE plc and REGENTREALM LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1                                         Basis of preparation and description of business

United Biscuits Finance plc (the “Company”) was incorporated in the United Kingdom on March 10, 2000 as a private limited company under the name Dreadstar Limited. On November 28, 2000 it was re-registered as a public limited company and its name changed to United Biscuits Finance plc.

Regentrealm Limited (“Regentrealm”) was incorporated in the United Kingdom on November 29, 1999 as a private limited company. Regentrealm acts as guarantor under the terms of the Indenture relating to the issue of the Senior Subordinated Notes by the Company.

The Company and Regentrealm are domiciled in England and Wales.

The Company is the immediate parent company of Regentrealm which is wholly owned. The Company and Regentrealm are subsidiaries of Runecorp Limited (“Runecorp”).

The Company and Regentrealm were formed, together with a number of other entities, by a consortium of financial investors which ultimately consisted of funds advised or managed by Paribas Affaires Industrielles (now PAI management) (“PAI”), Cinven Limited, DB Capital Partners, whose interests in the Company and Regentrealm were acquired by MidOcean Partners, LP (“MidOcean”) in February 2003, and Nabisco (collectively, the “Equity Sponsors”) in connection with the acquisition of United Biscuits (Holdings) plc (the “UB acquisition”), a company then listed on the London Stock Exchange. Subsequent to its acquisition, United Biscuits (Holdings) plc was re-registered as a private limited company and re-named United Biscuits (Holdings) Limited (the “Predecessor”). In these financial statements, the term “Group” is used to refer both to the Company, together with its subsidiaries subsequent to the UB acquisition, and the Predecessor, together with its subsidiaries prior to the UB acquisition. The term “Group” also refers to Regentrealm together with its subsidiaries where the context so requires. The purchase of the Predecessor by the Company was reflected in the consolidated financial statements using the acquisition method of accounting.

The Group is a leading manufacturer and marketer of biscuits and snacks in the United Kingdom and biscuits in continental Western Europe. The Group is managed through a region-based organizational structure with five segments comprising UK, Northern Europe, Southern Europe, International Sales and Central. Central includes corporate governance costs, including executive costs, and costs of the Group’s legal, company secretarial, pension administration, tax and treasury functions.

The financial statements of the Group and Regentrealm have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union. These standards differ from those issued by the International Accounting Standards Board (“IASB”). However, the adoption of the standards issued by the IASB would have made no difference to these financial statements. International Financial Reporting Standards as adopted by the European Union are hereinafter referred to as “IFRS.” The principal accounting policies adopted by the Group and Regentrealm are set out in Note 2. The financial statements of the Group and Regentrealm were authorized for issue by their respective boards of directors on March 23, 2006.

These financial statements have been prepared to show the performance of the Company and Regentrealm and their respective subsidiaries for the 52 weeks ended December 31, 2005, and the 52 weeks ended January 1, 2005. The Group generally presents its financial information based on 13 periods of four calendar weeks. As a result, the fiscal year consists of 52 weeks, a first fiscal quarter of four periods (16 weeks) and three fiscal quarters each consisting of three periods (12 weeks). Every five or six years, the final period is lengthened to five weeks, in which case, the fourth quarter consists of 13 weeks and the fiscal year consists of 53 weeks.

The Southern Europe business presents its financial information based on 12 calendar months and a fiscal year ended December 31. Its results are included in the Group’s consolidated results on the following basis:

Southern Europe quarter ended	Corresponding UB fiscal quarter

March 31	Quarter 1 (16 weeks)
June 30	Quarter 2 (12 weeks)
September 30	Quarter 3 (12 weeks)
December 31	Quarter 4 (12/13 weeks)

The difference in reporting periods does not have a material effect on reported results.

On August 2, 2004 the Group acquired a 100% interest in Triunfo Productos Alimentares S.A. (“Triunfo”) from Nutrinveste SGPS, S.A.. As a result of the acquisition of Triunfo, which was effective from August 1, 2004, the Group is the leading manufacturer and marketer of biscuits in Portugal. The post-acquisition results of the business have been reported in the Southern Europe business segment.

On September 20, 2004 the Group acquired a 100% interest in The Jacob’s Bakery Limited (“Jacob’s”) from Groupe Danone S.A. (“Danone”). Jacob’s is a United Kingdom biscuits and snacks business with a strong presence in the savory biscuit and crackers and crispbread segments of the United Kingdom biscuit market. The post-acquisition results of the business have been reported in the UK business segment. Jacob’s presents its financial information based on 12 calendar months and a fiscal year ended December 31. Until Jacob’s accounting systems are fully integrated into the Group’s UK business, its results will be consolidated on the same basis as the Southern Europe business.

On August 16, 2004 the Group completed the disposal of its Benelux snacks business, which comprised the Other segment, to Roger and Roger S.A.. The results of this business up to the date of disposal have been reflected as discontinued operations.

The financial statements of the Group and Regentrealm are presented in pounds sterling and all references to “sterling” or “£” are to the lawful currency of the United Kingdom. All values are rounded to the nearest one hundred thousand pounds, except where otherwise indicated.

2                                         Accounting policies

Basis of accounting

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, ultimately actual results may differ from those estimates.

This is the first year in which the Group has prepared its financial statements under IFRS and the comparatives have been restated from Accounting Principles Generally Accepted in the United Kingdom (“U.K. GAAP”) to comply with IFRS. Reconciliations to IFRS from the previously published U.K. GAAP financial statements are summarized in Note 34. The accounting policies that follow set out those policies that apply in preparing the financial statements for the year ended December 31, 2005. Where the Group has applied different policies for part of the period since its transition on January 4, 2004, this is explained in Note 34.

A reconciliation to Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) is set out in Note 35.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries and Regentrealm and its subsidiaries. The results of subsidiaries acquired or sold are consolidated from, or up to, the date control passed and are included for the periods from their effective date of acquisition or to their effective date of sale. Intercompany balances and transactions between Group businesses are eliminated on consolidation.

Revenue

Revenue comprises sales of products to third parties at amounts invoiced net of trade discounts and rebates, excluding sales related taxes and sales between Group companies. Trade discounts include sales incentives, up-front payments and other non-discretionary payments. Revenue is recognized based on confirmed deliveries to customers, when the risks and rewards associated with the underlying products have been substantially transferred. At each balance sheet date any expenditure incurred, but not yet invoiced in relation to trade discounts and other allowances, is estimated and accrued.

Income that arises in the ordinary course of activities (as discussed in IAS 18 “Revenue”) comprises the following line items in the income statement: revenue, royalty and foreign exchange income and finance income.

Business profit

Business profit is the primary measure by which management measure business performance and is used by management for the purpose of business decision-making and resource allocation. Business profit represents the profit or loss from continuing operations before the share of results of joint venture, taxes, financing, other income and expense and depreciation and amortization expense.

Foreign currencies

In individual companies, transactions in foreign currencies are recorded at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated at the exchange rate prevailing at the balance sheet date. Any resulting exchange differences are taken to the income statement, except where hedge accounting is applied and where there are differences on monetary assets and liabilities that form part of the Group’s net investment in a foreign operation. In these circumstances exchange differences are taken directly to equity until either the disposal of the hedging instrument or the disposal of the net investment, at which time they are recognized in the income statement.

On consolidation, assets and liabilities of Group companies denominated in foreign currencies are translated into sterling at the exchange rate prevailing at the balance sheet date. Income and expense items are translated into sterling at the average rates for the year.

Exchange differences arising on the translation of opening net assets of Group companies, together with differences arising from the translation of the net results at average or actual rates to the exchange rate prevailing at the balance sheet date, are taken to equity. On disposal of a foreign entity, the deferred accumulated amount recognized in equity relating to that particular foreign operation is recognized in the income statement.

Other income and expense

The Group presents as other income and expense on the face of the income statement, those items of income and expense which because of their nature merit separate presentation to allow users of the financial statements to better understand the elements of financial performance in the year, to facilitate comparison with prior periods and to assess trends in financial performance more easily.

Restructuring and acquisition-related expenses are non-recurring costs that are incremental to costs the Group would otherwise incur in relation to its normal operations. Principally, they are associated with projects implemented to improve efficiency of the Group’s operations, integrate acquisitions, restructure departments or reduce the cost base of the business, for example, redundancy costs resulting from the closure or integration of a business or part of a business and costs directly associated with implementing improved ways of working.

Costs associated with an activity that meets the definition of restructuring or acquisition-related expenses are charged to the income statement below business profit at the point the Group is effectively committed to incurring the cost.

Goodwill

Goodwill, being the difference between the fair value of consideration paid for new interests in Group companies and the fair value of the Group’s share of their net identifiable assets and contingent liabilities at the date of acquisition, is capitalized. Goodwill represents consideration paid by the Group in anticipation of future economic benefits from assets that are not capable of being individually identified and separately recognized.

Goodwill is not amortized, but is subject to an impairment review on an annual basis or more frequently when events or changes in circumstances indicate it might be impaired. Any impairment is charged to the income statement in the period in which it arises.

Other intangible assets

On acquisition of Group companies, the Group recognizes any separately identifiable intangible assets separately from goodwill, initially measuring the intangible assets at fair value.

Purchased intangible assets acquired through a business combination, including purchased brands, trademarks and licenses, are capitalized at fair value and amortized on a straight-line basis over their estimated useful economic lives. Where purchased intangible assets are considered by the Board of Directors to have an indefinite life given the proven longevity of the brand and the continued level of marketing support, they are not amortized but are subject to an impairment review on an annual basis or more frequently when events or changes in circumstances indicate it might be impaired.

The Group capitalizes acquired computer software at cost and also capitalizes internally generated software based on costs incurred where certain specific criteria are met. Computer software is amortized on a straight-line basis over its estimated useful life, up to 5 years. The carrying value of intangible assets with a finite life is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Product development expenditure

Internally generated development costs are capitalized where certain specific criteria are met. The Group also monitors the level of product development costs, which may be capitalized once the flow of economic benefits is assured. For the Group, this is evident only shortly before a product is launched into the market. The level of costs incurred after these criteria have been met is currently insignificant.

Advertising costs

Advertising costs are charged to the income statement in the year in which the associated advertisement is first used. If an advertisement has not been used, media service prepayments, promotional materials and production costs of future media advertising may be deferred until the year the advertisement is first used.

Property, plant and equipment

Property, plant and equipment is stated at cost less depreciation and provision for impairment where appropriate. Freehold land is not depreciated.

Depreciation is provided on a straight-line basis at percentages of cost based on the expected average useful lives of assets to write them down to their estimated disposal value at the end of their useful lives (based on current prices). Rates of depreciation applied are as follows:

Freehold buildings and long leaseholds	1.5% p.a.
Leasehold improvements	over the life of the lease
Plant and equipment	3% - 15% p.a.
Motor vehicles	20% - 30% p.a.
Fixtures and fittings	10% - 33% p.a.

Assets under construction are capitalized but are not depreciated until they are available for use. Finance costs relating to the purchase of property, plant and equipment are not capitalized.

Property, plant and equipment is subject to review for impairment when events or changes in circumstance indicate the carrying value may be impaired. Any impairment is charged to the income statement in the period in which it arises.

Impairment of assets

Goodwill arising on business combinations is allocated to cash-generating units (equivalent to the reported primary business segments). The recoverable amount of the cash-generating unit to which goodwill has been allocated is tested for impairment annually or more frequently when events or changes in circumstance indicate that it might be impaired. Goodwill that has been impaired previously cannot be reversed at a later date.

The carrying values of property, plant and equipment, and intangible assets with finite lives are reviewed for impairment when events or changes in circumstance indicate the carrying value may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of impairment loss.

Where purchased intangible assets are considered by the Board of Directors to have an indefinite life, they are not amortized but are subject to an impairment review on an annual basis or more frequently if necessary. Intangible assets not yet available for use, for example, computer software under development, are tested for impairment annually.

An impairment review is performed by comparing the carrying value of the property, plant and equipment or intangible asset or goodwill with its recoverable amount, being the higher of the fair value less costs to sell and value in use. The fair value less costs to sell is the amount that could be obtained on disposal of the asset. The value in use is determined by discounting, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, the expected future cash flows resulting from its continued use, including those on final disposal. Impairment losses are recognized in the income statement immediately. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which it belongs. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual cash flows could vary considerably from forecasted cash flows. Impairment reversals are permitted to property, plant and equipment or intangible assets (but not goodwill) to the extent that the new carrying value does not exceed the amount it would have been had no impairment loss been previously recognized.

Leasing commitments

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the Group. All other leases are classified as operating leases.

Assets held under finance leases are recognized as assets of the Group and capitalized at their fair value at the date of commencement of the lease or, if lower, at the present value of the minimum lease payments within property, plant or equipment and depreciated over the lesser of lease term and estimated useful life. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Lease payments relating to operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease, or over the period between rent reviews where these exist.

Joint venture

KP Ireland Limited is an entity in which the Group has a long-term participating interest and is jointly controlled by the Group and one other party under a contractual arrangement. The Group’s interest in the results and assets and liabilities of KP Ireland Limited are included in the financial statements using the equity method of accounting.

Under the equity method, the interest in the joint venture is carried in the balance sheet at cost plus post-acquisition changes in the Group’s share of its net assets less distributions received and less any impairment in the value of the investment. The consolidated income statements reflect the Group’s share of the jointly owned entity’s results after tax.

Inventories

Inventories are valued at the lower of cost and estimated net realizable value. Cost of products manufactured by the Group comprises direct material and labor costs together with appropriate factory overheads. Cost of raw materials and goods for resale is determined on a first-in first-out basis. Net realizable value is based on estimated selling price less any further costs expected to be incurred to completion and disposal.

Inventory held as consignment stock is recognized as an asset in the balance sheet at cost, as the risks and rewards of ownership have been transferred to the Group. A corresponding liability is also recognized in the balance sheets.

Trade and other receivables

Trade and other receivables are stated after deducting adequate provision for doubtful debts.

Cash and cash equivalents

Cash includes cash in hand and deposits repayable on demand with any qualifying institutions, less overdrafts from any qualifying institution repayable on demand. Cash equivalents are bank deposits which mature in three months or less at the date of acquisition.

Government grants

Government grants are deferred and recognized in the income statement over the period necessary to match them with the related costs they are intended to compensate for. The Group has received grants from Government agencies in the United Kingdom and Spain as well as from the European Union to assist with the purchase of property, plant and equipment and costs of staff training.

Grants relating to the purchase of fixed assets are included in deferred income and amortized over the expected useful life of the associated asset.

Borrowings

Borrowings are recognized initially at fair value, being the amount of net proceeds received, including any premium on issue and after deduction of issue costs. Borrowings are subsequently stated at amortized cost. Any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statements over the period of the borrowings using the effective interest method (i.e. the allocation of finance charges at a constant rate on the carrying amount over the term of the instrument).

Taxes

The charge for current taxation is based on the results for the year as adjusted for non-assessable or disallowed items. It is calculated using rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in computation of taxable profit.

Deferred tax liabilities are recognized for all taxable temporary differences except in respect of investments in subsidiaries and interests in jointly controlled entities where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future and on the initial recognition of non-deductible goodwill. Where the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, deferred tax is not recognized.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary difference can be utilized. Their carrying amount is reviewed at each balance sheet date on the same basis.

Deferred tax is measured on an undiscounted basis, and at the tax rates that are expected to apply in the periods in which the asset or liability is settled based on tax rates and laws enacted or substantively enacted at the balance sheet date. It is recognized in the income statement except when it relates to items credited or charged directly to equity, in which case the deferred tax is charged or credited directly to equity.

Pensions and other post-retirement benefits

The Group’s main post-retirement arrangements are of the defined benefit type, which require contributions to be made to separately administered funds. Such plans are operated in the United Kingdom and the Netherlands. The Group’s U.K. plans are closed to new members and membership of defined contribution plans is now available. The Group also provides post-retirement benefits to certain senior management in the United Kingdom and post-retirement healthcare benefits in the Netherlands, which are unfunded.

The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit method, which attributes entitlement to benefits to the current period (to determine the current service cost) and to the current and prior periods (to determine the present value of the defined benefit obligation) and is based on actuarial advice. Past service costs are recognized in profit or loss on a straight-line basis over the vesting period or immediately if the benefits have vested. When a settlement (eliminating all obligations for benefits already accrued) or a curtailment (reducing future obligations as a result of a material reduction in the scheme membership or a reduction in future entitlement) occurs the obligation and related plan assets are re-measured using current actuarial assumptions and the resultant gain or loss recognized in the income statement during the period in which the settlement or curtailment occurs.

The interest element of the defined benefit cost represents the change in present value of scheme obligations resulting from the passage of time, and is determined by applying the discount rate to the opening present value of the benefit obligation, taking into account material changes in the obligation during the year. The expected return on plan assets is based on an assessment made at the beginning of the year of long-term market returns on scheme assets, adjusted for the effect on the fair value of plan assets of contributions received and benefits paid during the year. The difference between the expected return on plan assets and the interest cost is recognized in the income statement as other finance income or costs.

Actuarial gains and losses are recognized in full in the statement of recognized income and expense in the period in which they occur.

The retirement benefit obligation in the balance sheet comprises the total for each plan of the present value of the defined benefit obligation (using a discount rate based on high quality corporate bonds), less any past service cost not yet recognized and less the fair value of plan assets out of which the obligations are to be settled directly. Fair value is based on market price information and in the case of quoted securities is the published bid price. The value of a net pension benefit asset is restricted to the sum of any unrecognized past service costs and the present value of any amount the Group expects to recover by way of refunds from the plan or reductions in future contributions.

Contributions to defined contribution plans are recognized in the income statement in the period in which they become payable.

Provisions

Provisions are recognized when either a legal or constructive obligation, as a result of a past event, exists at the balance sheet date and where the amount of the obligation can be reasonably estimated. If the effect is material, expected future cash flows are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability.

Discontinued operations

Where the Group has classified an operation as discontinued for the period the operation remains in the Group’s ownership its results of operation are reflected as a single line item after loss for the year for continuing operations in the income statement. The operation’s prior year results are restated in the same way.

Derivative financial instruments and hedging

The Group has applied IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement” from January 2, 2005. In accordance with IFRS 1 “First Time Adoption of International Reporting Standards,” no restatement has been made to the income statement for the 52 weeks ended January 1, 2005. Comparatives are therefore as reported under U.K. GAAP.

The Group uses certain derivative financial instruments for the purpose of hedging foreign exchange, interest rate and commodity price risks.

For the 52 weeks ended January 1, 2005

Amounts payable or receivable in respect of interest rate swaps are recognized as an adjustment to the interest charge over the period of the contracts. Gains or losses on forward foreign currency contracts are recognized in the income statement when the hedged transaction occurs.

Forward contracts for certain commodities are purchased in order to reduce the Group’s exposure to changes in the cost of ingredients. When contracts are closed, the realized surpluses and deficits are applied against the cost of the related ingredients in the year of delivery.

For the 52 weeks ended December 31, 2005

All derivative financial instruments are carried at fair value. The fair value of foreign exchange forward contracts is calculated using forward exchange market rates at the balance sheet date. The fair value of interest rate swaps is determined by reference to market values for similar instruments.

Under IAS 39, hedging relationships must meet strict criteria to qualify for hedge accounting. For those derivative financial instruments designated as hedges, the hedging relationship is documented at its inception. This documentation identifies the hedging instruments the hedge items or transactions, the nature of the risks being hedged and how effectiveness will be measured throughout its duration. Such hedges are expected at inception to be highly effective. Hedges are classified as cash flow hedges where they hedge exposure to variability in cash flows, or fair value hedges when they hedge the exposure to changes in the fair value of a recognized asset or liability.

Hedge accounting is applied to derivative financial instruments that are effective in offsetting the changes in fair value or cash flows of the hedged items.

(a)           Cash flow hedges

Changes in the fair value of derivative financial instruments that are designated and effective as cash flow hedges of forecasted transactions or firm commitments in foreign currency are recognized in the hedging reserve. Amounts deferred in this way are recognized in the income statement in the same period in which the hedged forecasted transaction or firm commitment is recognized in the income statement.

(b)           Fair value hedges

For fair value hedges, the carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged; the derivative is remeasured at fair value and gains and losses from both are taken to profit or loss. For hedged items carried at amortized cost, the adjustment is amortized through the income statement such that it is fully amortized by maturity. When an unrecognized firm commitment is designated as a hedged item, this gives rise to an asset or liability in the balance sheet, representing the cumulative change in the fair value of the firm commitment attributable to the hedged risk.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation.

(c)            Hedges of net investments

Where foreign currency loans are designated as hedges of net investments in foreign operations the portion of the foreign exchange gain or loss on the borrowing that is determined to be an effective hedge is recognized directly in the currency translation reserve. On disposal of a foreign operation, the cumulative translation differences are transferred to the income statement as part of the gain or loss on disposal.

Hedge accounting is discontinued when the hedging instrument is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognized in the hedging reserve is retained there until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to the income statement immediately.

Where a hedging instrument fails to meet the criteria for hedge accounting, or where a portion of a qualifying hedging relationship is ineffective, the movement in the fair value of the hedging instrument relating to hedge ineffectiveness is recognized in the income statement immediately.

New standards and interpretations not applied

The IASB and the International Financial Reporting Interpretations Committee (“IFRIC”) have issued the following standards and interpretations with an effective date after the date of these financial statements:

Effective date for the Group
IASB
IFRS 1	Amendment relating to IFRS 6	January 1, 2006
IFRS 4	Insurance Contracts (Amendment to IAS 39 and IFRS 4 – Financial Guarantee Contracts)	January 1, 2006
IFRS 6	Exploration for and Evaluation of Mineral Assets	January 1, 2006
IFRS 6	Amendment relating to IFRS 6	January 1, 2006
IFRS 7	Financial Instruments: Disclosures	January 1, 2006
IAS 1	Amendment to IAS 21 – Presentation of Financial Statements: Capital Disclosures	January 1, 2006
IAS 21	Amendment to IAS 21 – Net Investment in a Foreign Operation	January 1, 2006
IAS 39	Fair Value Option	January 1, 2006
IAS 39	Cash Flow Hedge Accounting	January 1, 2006
IAS 39	Amendment to IAS 39 and IFRS 4 – Financial Guarantee Contracts	January 1, 2006

IFRIC
IFRIC 4	Determining whether an arrangement contains a lease	January 1, 2006
IFRIC 5	Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds	January 1, 2006
IFRIC 6	Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment	January 1, 2006
IFRIC 7	Applying the Restatement Approach under IAS 29 – Financial Reporting in Hyperinflationary Economies	December 31, 2006
IFRIC 8	Interpretation on Share Based Payments	December 31, 2006
IFRIC 9	Reassessment of Embedded Derivatives	December 31, 2006

Management do not anticipate that the adoption of these standards and interpretations, where applicable, and once adopted by the EU, will have a material impact on the Group’s financial statements in the period of application.

Upon adoption of IFRS 7, the Group will be required to disclose additional information about its financial instruments, their significance and the nature and extent of the risks that they give rise to. More specifically, the Group will be required to disclose the fair value of its financial instruments and its risk exposure in greater detail. There will be no effect on reported results or net assets.

3                                         Business combinations

Neither the Company nor Regentrealm made any acquisitions in the 52 weeks ended December 31, 2005. During the 52 weeks ended January 1, 2005, the Company and Regentrealm made the following acquisitions:

The Jacob’s Bakery Limited

On September 20, 2004 the Group acquired a 100% interest in Jacob’s, which strengthened the Group’s leading position in the United Kingdom biscuit market. The transaction has been treated as a business combination for accounting purposes. The purchase consideration paid in respect of the business combination was £211.9 million, including £4.2 million of transaction costs. Under the terms of the sale and purchase agreement, the purchase price was adjusted due to variations in working capital and net debt from pre-agreed levels and resulted in a refund to the Group of £2.2 million after associated costs of £0.2 million.

The final determination of the allocation of the purchase price to the fair values of the identifiable assets and liabilities acquired and goodwill arising on the business combination is set out below. The total purchase consideration was settled in cash.

	Book value	Accounting policy alignment		Adjustments		Provisional fair values	Revisions to provisional fair values(5)	Final fair values
	(£ million)
Purchased brands and licenses	43.2	—		57.8	(1)	101.0	(12.0)	89.0
Property, plant and equipment	19.0	—		2.7		21.7	(0.3)	21.4
Inventories	16.4	(1.3)		2.3		17.4	—	17.4
Receivables	23.9	—		0.2		24.1	(0.1)	24.0
Payables	(59.2)	0.2		31.0	(2)	(28.0)	(0.3)	(28.3)
Provisions(3)	(1.4)	0.3		(0.4)		(1.5)	—	(1.5)
Pension deficit	—	(15.4	)(4)	—		(15.4)	—	(15.4)
Cash acquired	2.7	—		—		2.7	—	2.7
	44.6	(16.2)		93.6		122.0	(12.7)	109.3
Goodwill arising						89.9	10.5	100.4
Total purchase consideration (including transaction costs of £4.4 million (2004: £4.2 million))(6)						211.9	(2.2)	209.7

(1)          Represents the net increase in intangible assets following the write down of existing purchased brands held by Jacob’s to fair value at the date of acquisition and the inclusion of other brands purchased by the acquisition at their respective fair values.

(2)          Represents the repayment of intercompany loans to Jacob’s previous parent company in accordance with the terms of the acquisition.

(3)          Includes restructuring provisions of £1.3 million in relation to manufacturing efficiency projects Jacob’s was already demonstrably committed to and unable to withdraw from at the date of acquisition. They are not related to the acquisition. All projects were commenced in early 2004. Under the terms of the sale and purchase agreement, the vendor agreed to fund the remaining costs of these projects. This funding was received as part of the cash acquired.

(4)          Represents a gross pension deficit of £22.0 million net of associated deferred tax of £6.6 million, recognized on the initial application of IAS 19.

(5)          Amounts as previously stated were management’s best estimates at the time. They have been updated to reflect the final allocation of the purchase price to the identifiable assets and liabilities acquired following finalization of independent valuations, where appropriate, and include the reimbursement of £2.2 million net of associated costs in relation to the purchase price adjustment.

(6)          In addition to the purchase consideration in 2004, there was additional cash outflow of £1.1 million in relation to Jacob’s restructuring funded by the vendor under the terms of the sale and purchase agreement. Cash funding from the vendor is included in cash acquired.

The Jacob’s acquisition resulted in £100.4 million in goodwill, all of which was allocated to the UK segment, and £89.0 million of intangible assets, all of which were purchased brands deemed to have indefinite economic lives.

From the date of acquisition to January 1, 2005, Jacob’s contributed £61.7 million to revenue, £12.1 million to business profit and £20.5 million to the Group’s cash flow from operating activities.

Triunfo Productos Alimentares S.A.

On August 2, 2004 the Group acquired a 100% interest in Triunfo, with effect from August 1, 2004, which resulted in the Group becoming the leading biscuit manufacturer and marketer in Portugal. The transaction has been treated as a business combination for accounting purposes.

The final determination of the allocation of the purchase price to the fair values of the identifiable assets and liabilities acquired and goodwill arising on the business combination is set out below. The total purchase consideration was settled in cash.

	Book value	Accounting policy alignment	Adjustments	Provisional fair values	Revisions to provisional fair values(2)	Final fair values
	(£ million)
Purchased brands and licenses	—	—	9.3 (1)	9.3	—	9.3
Property, plant and equipment	10.9	—	(1.1)	9.8	(1.4)	8.4
Inventories	1.8	—	—	1.8	(0.2)	1.6
Receivables	5.9	—	(0.1)	5.8	(0.1)	5.7
Payables	(4.9)	—	(0.3)	(5.2)	(0.2)	(5.4)
Finance leases	(0.3)	—	—	(0.3)	—	(0.3)
Cash acquired	0.1	—	—	0.1	—	0.1
	13.5	—	7.8	21.3	(1.9)	19.4
Goodwill arising				5.6	1.9	7.5
Total purchase consideration (including transaction costs of £0.4 million)				26.9	—	26.9

(1)          Represents the fair value of purchased brands.

(2)          Amounts as previously stated were management’s best estimates at the time. They have been updated to reflect the final allocation of the purchase price to the identifiable assets and liabilities acquired following finalization of independent valuations, where appropriate.

The Triunfo acquisition following final fair value reviews resulted in £7.5 million in goodwill, all of which was allocated to the Southern Europe segment and £9.3 million of intangible assets, all of which were purchased brands deemed to have indefinite economic lives.

The following tables provide pro forma results of operations for the Company and Regentrealm, respectively, for the 52 weeks ended January 1, 2005 as if Jacob’s and Triunfo had been acquired as of the beginning of the year. The pro forma results include certain adjustments including estimated interest impacts from funding the acquisitions. The pro forma results do not include any anticipated costs savings or other effects of the integration of Jacob’s and Triunfo. Accordingly such amounts are not necessarily indicative of the results that would have occurred if the acquisitions had occurred on the dates indicated, or that may result in the future.

	Company	Regentrealm
Pro forma results	52 weeks ended January 1, 2005(1)	52 weeks ended January 1, 2005(1)
	(£ million)

Revenue	1,324.5	1,324.5
Loss for the year from continuing operations	(103.1)	(102.8)

As at December 31, 2005 the integration of the Jacob’s business into the Group’s existing UK business was at an advanced stage. Full integration was completed early in 2006 with the UK businesses now operating a common Enterprise and Resource Planning system. A management structure and organization to support the single business was implemented during 2005, resulting in 309 redundancies.

In the period from acquisition until December 31, 2005 costs of £20.2 million were charged to restructuring and acquisition-related expenses in respect of the costs associated with the acquisition and integration of Jacob’s, of which £18.8 million was incurred in the 52 weeks ended December 31, 2005.

As at December 31, 2005 Triunfo was fully integrated into the Group’s Southern Europe business. In the period from acquisition until full integration, restructuring and acquisition-related expenses of £5.0 million were charged. Of this, £2.4 million was incurred in the 52 weeks ended December 31, 2005, principally in relation to severance costs following organizational changes.

4                                         Segmental Analysis

The Group’s continuing operations are divided into five segments, reflecting the internal region-based operational management structure of the Group. The segments comprise UK, Northern Europe, Southern Europe, International Sales and Central. These segments represent the Group’s primary segment reporting format.

UK covers manufacturing and marketing of biscuits, cakes, savory snacks, packaged nuts and crisps in the United Kingdom and marketing of biscuits, cakes, savory snacks, packaged nuts and crisps in the Republic of Ireland. This segment includes the results of operations of Jacob’s since acquisition on September 20, 2004. Northern Europe covers the manufacturing and marketing of biscuits in France, Belgium and the Netherlands. Southern Europe covers the manufacturing and marketing of biscuits, dry dessert mixes, fruit juice, canned meat and tomato products in Iberia and the Middle East. This segment includes the results of operations of Triunfo since acquisition, which was effective from August 1, 2004. International Sales represents exports of branded products around the world through third party distributors. Additionally, there are central costs which represent corporate governance costs, including executive costs, and costs of the Group’s legal, company secretarial, pension administration, tax and treasury functions. The results of the Benelux snacks business for the 52 weeks ended January 1, 2005 have been reflected as discontinued operations as a consequence of the sale of that business during the year.

Business profit is the primary measure by which management measures business performance and is used by management for the purpose of business decision-making and resource allocation.

Primary reporting format – business segments

	Company
	UK	Northern Europe	Southern Europe	International Sales	Central(1)	Total
	(£ million except for average number of employees)

52 weeks ended December 31, 2005

Group revenue	829.5	161.8	207.3	68.3	—	1,266.9
Inter-segment revenue(2)	6.2	45.1	8.9	—	—	60.2
Segment revenue	835.7	206.9	216.2	68.3	—	1,327.1
Segment expense	(700.2)	(181.8)	(175.1)	(54.8)	(11.2)	(1,123.1)
Segment business profit/(loss)	135.5	25.1	41.1	13.5	(11.2)	204.0
Depreciation and amortization expense	(41.9)	(6.8)	(8.4)	(0.1)	(4.4)	(61.6)
Restructuring and acquisition-related expenses	(19.4)	0.2	(3.6)	—	(2.5)	(25.3)
Impairment of plant and equipment	(8.7)	(2.0)	(1.8)	—	(10.8)	(23.3)
Other amounts relating to Carlisle factory flood	3.9	—	—	—	—	3.9
Loss on disposal or termination of business	—	—	—	(0.6)	—	(0.6)
Profit/(loss) on disposal of fixed assets	4.5	(1.1)	—	—	0.3	3.7
Segment result	73.9	15.4	27.3	12.8	(28.6)	100.8

Finance income						3.0
Finance costs						(194.3)
Other finance costs						(3.7)
Loss before tax and share of results of joint venture						(94.2)
Taxes						24.9
Loss before share of results of joint venture						(69.3)
Share of results of joint venture						0.5
Loss for the year from continuing operations						(68.8)

Segment data:
Gross capital expenditure:
Property, plant and equipment(3)	26.8	5.1	7.2	—	4.2	43.3
Computer software	—	—	—	—	4.3	4.3
Total assets (at year end)	1,276.7	151.9	267.0	59.7	37.1	1,792.4
Total liabilities (at year end)	(43.5)	62.5	130.1	(0.8)	2,417.8	2,566.1
Net assets (at year end)	1,320.2	89.4	136.9	60.5	(2,380.7)	(773.7)
Total non-current assets (at year end)	1,058.2	70.2	160.6	25.4	24.4	1,338.8
Average number of employees	7,318	1,841	1,310	41	129	10,639

(1)          Unallocated costs, assets and liabilities are represented by the Central segment.

(2)          Inter-segment revenue is determined based on direct cost plus a margin to reflect overhead costs and profit.

(3)          Gross capital expenditure on property, plant and equipment includes £7.8 million of capital additions to replace assets damaged in the Carlisle factory flood. These were funded from insurance receipts.

	Company
	UK	Northern Europe	Southern Europe	International Sales	Central(1)	Total continuing operations	Discontinued operations	Total operations
	(£ million except for average number of employees)
52 weeks ended January 1, 2005

Group revenue	775.5	169.6	200.0	65.0	—	1,210.1	13.5	1,223.6
Inter-segment revenue(2)	6.9	44.3	10.4	—	—	61.6	—	61.6
Segment revenue	782.4	213.9	210.4	65.0	—	1,271.7	13.5	1,285.2
Segment expenses	(681.6)	(189.5)	(173.8)	(52.0)	(11.8)	(1,108.7)	(14.3)	(1,123.0)
Segment business profit/(loss)	100.8	24.4	36.6	13.0	(11.8)	163.0	(0.8)	162.2
Depreciation and amortization expense	(42.1)	(7.3)	(7.7)	(0.1)	(3.1)	(60.3)	(0.2)	(60.5)
Restructuring and acquisition related expenses	(5.1)	(1.8)	(3.8)	—	(6.1)	(16.8)	(0.6)	(17.4)
Loss on disposal or termination of business	—	—	—	—	(0.3)	(0.3)	(3.5)	(3.8)
Profit on disposal of fixed assets	1.5	2.0	—	—	0.6	4.1	—	4.1
Segment result	55.1	17.3	25.1	12.9	(20.7)	89.7	(5.1)	84.6

Finance income						2.6	—	2.6
Finance costs						(165.3)	(0.5)	(165.8)
Other finance costs						(8.6)	—	(8.6)
Loss before tax and share of results of joint venture						(81.6)	(5.6)	(87.2)
Taxes						(5.0)	1.9	(3.1)
Loss before share of results of joint venture						(86.6)	(3.7)	(90.3)
Share of results of joint venture						0.5	—	0.5
Loss for the year from continuing operations						(86.1)	(3.7)	(89.8)

Segment data:
Gross capital expenditure:
Property, plant and equipment	23.8	7.4	9.8	—	6.5	47.5	—	47.5
Computer software	—	—	—	—	6.6	6.6	—	6.6
Total assets (at year end)	1,314.7	153.6	275.5	46.8	20.8	1,811.4	0.5	1,811.9
Total liabilities (at year end)	90.8	42.8	176.5	0.7	2,212.6	2,523.4	6.0	2,529.4
Net assets (at year end)	1,223.9	110.8	99.0	46.1	(2,191.8)	(712.0)	(5.5)	(717.5)
Non-current assets (at year end)	1,080.0	79.4	165.3	26.0	9.8	1,360.5	—	1,360.5
Average number of employees	7,984	1,840	1,396	45	135	11,400	149	11,549

(1)          Unallocated costs, assets and liabilities are represented by the Central segment.

(2)          Inter-segment revenue is determined based on direct cost plus a margin to reflect overhead costs and profit.

Secondary reporting format – geographical segments

Company	United Kingdom & Ireland	Continental Europe	Asia	Rest of World	Total
			(£ million)
52 weeks ended December 31, 2005

Group revenue:
By source	829.5	437.4	—	—	1,266.9
By destination	827.4	380.8	3.9	54.8	1,266.9
Non-current assets (at year end)	1,108.0	230.8	—	—	1,338.8
Gross capital expenditure:
Property, plant and equipment(1)	31.0	12.3	—	—	43.3
Intangibles	4.3	—	—	—	4.3

52 weeks ended January 1, 2005

Group revenue:
By source	775.5	434.6	—	—	1,210.1
By destination	774.5	380.0	4.1	51.5	1,210.1
Non-current assets (at year end)	1,115.8	244.7	—	—	1,360.5
Gross capital expenditure:
Property, plant and equipment	30.3	17.2	—	—	47.5
Intangibles	6.6	—	—	—	6.6

(1)          Gross capital expenditure on property, plant and equipment includes £7.8 million of capital additions to replace assets damaged in the Carlisle factory flood. These were funded from insurance receipts.

5                                         Carlisle factory flood

The Group’s biscuit factory in Carlisle was subject to heavy flooding on January 8 and 9, 2005. The Group carries material damage and business interruption insurance to cover such occurrences. Material damage insurance covers the cost of clean-up and repair or replacement of plant and machinery. The Group’s business interruption insurance covers loss of profits as a consequence of such an event and allows claims for a period of up to 30 months after an event.

The Group is working closely with its advisors and insurers to ensure claims to cover losses are processed on a timely basis to minimize the impact on the Group’s cash flows.

Business interruption insurance income

	Company and Regentrealm
	52 weeks ended December 31, 2005	52 weeks ended January 1, 2005
	(£ million)
Business interruption insurance income(1)	19.7	—

(1)          No analysis of components of the total income by function exists. However, the income included relates to cost of goods sold, distribution, selling and marketing expenses and general and administrative expenses.

For the 52 weeks ended December 31, 2005, the Group recognized £19.7 million of business interruption insurance income of which £17.8 million had been received at December 31, 2005. The full claim for business interruption insurance income for the 52 weeks ended December 31, 2005 is under discussion with the Group’s insurers. The Group has recognized that proportion of the full claim for which receipt is considered to be virtually certain.

Other amounts relating to Carlisle factory flood

	Company and Regentrealm
	52 weeks ended December 31, 2005	52 weeks ended January 1, 2005
	(£ million)
Expenses incurred and net book value of plant and equipment written off(1)	(14.2)	—
Claims agreed	17.1	—
Grant received	1.0	—
Net income relating to Carlisle factory flood	3.9	—

(1)          No analysis of components of the expenses by function exists. However, the expenses included relate to cost of goods sold, distribution, selling and marketing expenses and general and administrative expenses.

The income statement for the 52 weeks ended December 31, 2005 included other amounts relating to the Carlisle factory flood, which did not impact business profit. Expenses incurred including clean-up costs, claim management costs, inventory write-offs, repairs and maintenance of equipment and the write-off of the net book value of plant and machinery damaged beyond repair by the flood were offset by claims agreed by the Group’s insurers in respect of these costs and a grant from the North West Development Agency, resulting in net income of £3.9 million.

The Group’s claims agreed include the replacement value of plant and machinery damaged beyond repair by the flood. Replacement value is often substantially in excess of the net book value of the asset being replaced, creating a gain for accounting purposes in the income statement. Cash received from the insurers is being used to replace the damaged assets. The replacement assets are capitalized as plant and equipment additions in the balance sheet at the time they are brought into use. As at December 31, 2005, additions relating to Carlisle replacement assets totaled £7.8 million and receipts from the Group’s insurers in respect of plant and equipment to be replaced was £10.3 million. All amounts agreed by the Group’s insurers had been received at December 31, 2005.

6                                         Restructuring and acquisition-related expenses

	Company and Regentrealm
	52 weeks ended December 31, 2005	52 weeks ended January 1, 2005
	(£ million)
Integration of Jacob’s and associated costs(1)	18.8	1.4
Integration of Triunfo(1)	2.4	2.6
Outsourcing of goods and services procurement(1)	1.5	—
Factory closures and other costs(2)	0.7	12.1
Onerous leasehold contracts(3)	1.9	0.7
	25.3	16.8

(1)          No analysis of components of the expenses by function exists. However, the expenses, principally redundancies, relate to cost of goods sold, distribution, selling and marketing expenses and general and administrative expenses.

(2)          For the 52 weeks ended December 31, 2005, the charge of £0.7 million includes costs in relation to overhead reduction programs. For the 52 weeks ended January 1, 2005, factory closure and other costs includes £4.9 million in relation to the closure of the Group’s biscuit factory in Ashby-de-la-Zouch and £7.2 million in relation to overhead reduction programs in the UK, Northern Europe and Southern Europe. The function of these costs is cost of goods sold.

(3)          The function of these costs is general and administrative expenses.

7                                         Impairment of plant, equipment and computer software

The business segment and nature of assets impaired was as follows:

		Company and Regentrealm
		52 weeks ended December 31, 2005	52 weeks ended January 1, 2005
		(£ million)
Plant and equipment
UK	(Cost of goods sold)	8.7	—
Northern Europe	(Cost of goods sold)	2.0	—
Southern Europe	(Cost of goods sold)	1.8	—
Central	(General and administrative expenses)	0.6	—
		13.1	—
Computer software
Central	(General and administrative expenses)	10.2	—
		23.3	—

The charges for impairment of plant and equipment were made as a consequence of a group-wide review of under performing product lines. The charge of £12.5 million represents the write down of redundant and under-utilized assets to their estimated value in use.

During 2005, the Group commenced implementation of a common ERP system throughout its Northern Europe segment and made significant progress towards the integration of Jacob’s information systems with those used by the UK segment. As a result of this the Group undertook a detailed review of computer and software assets, all of which are allocated to the Central segment. Based on the review, an impairment charge of £10.2 million was recognized in relation to computer software assets and £0.6 million in relation to other computer equipment. The charge principally relates to assets that were identified as no longer in use; accelerated amortization in relation to costs associated with the initial SAP implementation; and assets for which value in use had been diminished by subsequent upgrades and enhancements to functionality.

8                                         Loss on disposal or termination of business

During the 52 weeks ended December 31, 2005 the Group provided £0.6 million of costs in connection with the closure of its operations in Tunisia. By function these costs relate to cost of goods sold. During the 52 weeks ended January 1, 2005 the Group incurred charges of £0.3 million in connection with the disposal of the Benelux Snacks business.

9                                         Profit on disposal of property, plant and equipment

The Group recorded a profit on disposal of property, plant and equipment of £3.7 million during the 52 weeks ended December 31, 2005, principally in relation to the disposal of surplus land in the United Kingdom and Northern Europe and the sale of surplus plant and equipment acquired as part of the acquisition of Jacob’s. By function these costs relate to cost of goods sold.

The Group recorded a profit on disposal of £4.1 million during the 52 weeks ended January 1, 2005 principally in relation to the sale of surplus land and office premises in the United Kingdom and equipment in Northern Europe. By function these costs relate to cost of goods sold.

10	Profit before financing

Profit before financing is after charging:

	Company and Regentrealm
	52 weeks ended December 31, 2005	52 weeks ended January 1, 2005
	(£ million)
Depreciation and amortization expense

Depreciation of property, plant and equipment	50.0	51.1
Amortization of computer software	11.6	9.2
Depreciation and amortization expense	61.6	60.3

The nature of depreciation and amortization expense from continuing operations is as follows:
Cost of goods sold	45.2	43.9
Distribution, selling and marketing expenses	1.6	1.7
General and administrative expenses	14.8	14.7
	61.6	60.3

Impairment of plant and equipment and intangible assets	23.3	—
Operating lease rentals:
Property	3.8	3.3
Plant and equipment	7.3	9.6
Product research and development	7.2	6.2
Advertising costs	32.6	32.6
Exchange differences	1.4	5.4

Staff costs and directors’ emoluments
Gross wages and salaries, holidays and sick pay	236.7	220.3
Social security costs	35.0	33.1
Pension costs	15.0	18.6
	286.7	272.0

	(£’000)
Directors’ emoluments	1,023	527
Emoluments of the highest paid director(1)	923	427

Fees payable to auditors
Audit services	1,049	1,249
Audit related services	227	795
Tax services	120	104
	1,396	2,148
Non-audit services were delivered as follows:
United Kingdom	217	801
Overseas	130	98
	347	899

(1)          Number of directors to whom retirement benefits are accruing in respect of defined benefit schemes is one in both years.

11	Finance income

	Company		Regentrealm
	52 weeks ended December 31, 2005	52 weeks ended January 1, 2005	52 weeks ended December 31, 2005	52 weeks ended January 1, 2005
	(£ million)
Bank interest receivable	2.5	1.7	2.5	1.7
Other interest	0.5	0.9	0.5	0.9
	3.0	2.6	3.0	2.6

12

Finance costs

	Company		Regentrealm
	52 weeks ended December 31, 2005	52 weeks ended January 1, 2005	52 weeks ended December 31, 2005	52 weeks ended January 1, 2005
	(£ million)
Senior credit facility	(48.9)	(33.0)	(48.9)	(33.0)
Senior subordinated notes	(31.9)	(30.8)	—	—
Interest rate swaps	(1.2)	(2.0)	(1.2)	(2.0)
Bank loans and overdrafts	(2.0)	(1.3)	(2.0)	(1.3)
Interest payable to related companies	(109.7)	(98.0)	(141.2)	(128.5)
Other interest	(0.6)	(0.2)	(0.6)	(0.2)
	(194.3)	(165.3)	(193.9)	(165.0)

13	Taxes

Tax on profit on ordinary activities

Tax is charged in the income statement as follows:

	Company and Regentrealm
	52 weeks ended December 31, 2005	52 weeks ended January 1, 2005
	(£ million)
Current income tax
UK corporation tax	0.1	2.4
Foreign tax – continuing operations	2.8	4.8
Foreign tax – discontinued operations	—	(3.1)
Current income tax charge	2.9	4.1
Amount overprovided in earlier years	(3.2)	(5.5)
Total current income tax	(0.3)	(1.4)

Deferred tax
Relating to origination and reversal of temporary differences	(1.8)	5.7
Relating to changes in tax rates	(0.4)	(0.5)
Relating to discontinued operations	—	1.2
Adjustments relating to prior years	(22.4)	(1.9)
Total deferred tax	(24.6)	4.5

Tax (credit)/charge in the income statement	(24.9)	3.1

The tax credit in the income statement is disclosed as follows:

	Company and Regentrealm
	52 weeks ended December 31, 2005	52 weeks ended January 1, 2005
	(£ million)
Income tax (credit)/expense on continuing operations	(24.9)	5.0
Income tax credit on discontinued operations	—	(1.9)
	(24.9)	3.1

Tax relating to items charged or credited to equity is as follows:

	Company and Regentrealm
	52 weeks ended December 31, 2005	52 weeks ended January 1, 2005
	(£ million)
Deferred income tax
Actuarial gains or losses on pension schemes	4.4	8.7
Translation differences on foreign currency net investments	0.8	—
Net gain on revaluation of cash flow hedges	0.5	—

Tax charge in the statement of recognized income and expense	5.7	8.7

Reconciliation of the total tax (credit)/charge

The tax (credit)/charge in the income statement, for the year, is lower than the standard rate of corporation tax in the United Kingdom of 30% (2004: 30%). The differences are reconciled below:

	Company and Regentrealm
	52 weeks ended December 31, 2005	52 weeks ended January 1, 2005
	(percentage)
Loss on ordinary activities at the statutory rate	(30.0)	(30.0)
Higher taxes on overseas earnings	1.1	1.4
Deferred capital allowances	—	15.6
Payables and provisions	—	(8.7)
Group relief surrendered to Runecorp	18.9	8.7
Expenses not deductible for tax purposes	0.1	(1.3)
Tax over-provided in previous years	(27.2)	(8.6)
Losses carried forward	7.2	26.5
Other items	3.5	—
Total effective tax rate - Company	(26.4)	3.6
Losses on which no tax credit provided	(0.1)	—
Total effective tax rate – Regentrealm	(26.5)	3.6

	52 weeks ended December 31, 2005	52 weeks ended January 1, 2005
	(£ million)
Company

Loss before tax from continuing operations	(94.2)	(81.6)
Loss before tax from discontinued operations	—	(5.6)
Loss before tax and share of results of joint venture	(94.2)	(87.2)

Regentrealm

Loss before tax from continuing operations	(93.8)	(81.3)
Loss before tax from discontinued operations	—	(5.6)
Loss before tax and share of results of joint venture	(93.8)	(86.9)

Unrecognized tax losses

Deferred tax has not been provided on tax losses carried forward of approximately £457.0 million at December 31, 2005 (2004: £443.0 million). It is not anticipated that any of these losses will be able to be offset against profits arising within the next year.

Approximately £423.0 million (2004: £404.0 million) of these losses are capital and non-trading losses arising in the United Kingdom. The losses have no expiry dates, but can only be utilized against future U.K. capital gains and non-trading profits, respectively. The balance of the losses has arisen in France, Belgium, Spain and the United States. Approximately £4.0 million (2004: £5.0 million) expire at various dates from 2006 to 2014, and the remaining £30.0 million (2004: £34.0 million) have no expiry date.

Temporary differences associated with Group investments

At December 31, 2005 and at January 1, 2005, there was no recognized deferred tax liability for taxes that would be payable on the unremitted earnings of certain of the Group’s subsidiaries or joint venture as no tax liability is expected to crystallize in the foreseeable future.

Deferred tax

	Company and Regentrealm
	52 weeks ended December 31, 2005	52 weeks ended January 1, 2005
	(£ million)
Deferred tax asset
Accelerated capital allowances	34.7	0.2
Pensions and post-employment medical benefits	93.4	100.8
Revaluation in respect of financial derivatives	0.8	—
Payables and provisions	5.8	3.1
Translation differences on foreign currency net investments	0.2	1.0
Trading tax losses carried forward	2.3	10.8
Non-trading and capital losses carried forward	26.2	26.2
Deferred tax asset	163.4	142.1

Deferred tax liability
Accelerated capital allowances	13.2	10.0
Intangible assets	21.6	21.6
Pensions and post-employment medical benefits	0.2	—
Revaluation in respect of financial derivatives	0.5	—
Temporary losses	4.6	6.9
Rolled-over gains	4.6	4.6
Other	0.4	0.2
Deferred tax liability	45.1	43.3

Net deferred tax asset	118.3	98.8

Reflected in the balance sheet as follows:
Deferred tax asset	129.4	105.3
Deferred tax liability	(11.1)	(6.5)
	118.3	98.8
Deferred tax in the income statement
Accelerated capital allowances	(31.0)	0.6
Intangible assets	1.2	—
Pensions and post-employment medical benefits	1.6	(2.2)
Payables and provisions	(5.3)	1.4
Revaluation in respect of foreign currency cash flow hedges	(0.1)	—
Temporary losses	0.7	1.1
Tax losses carried forward	8.3	3.6
	(24.6)	4.5

14	Discontinued operations

Loss on disposal

On August 16, 2004 the Group completed the disposal of its Benelux snacks business to Roger and Roger S.A., resulting in a net loss on sale of the business of £3.5 million. Following the disposal of this business, its results for the period from January 4, 2004 to August 16, 2004, its date of disposal, have been reflected in the Group’s financial statements as discontinued operations.

The net loss on disposal comprised:

Company and Regentrealm
52 weeks ended January 1, 2005
(£ million)
Net assets disposed of	(2.1)
Costs of closure	(2.9)
Consideration received	1.5
Net loss on disposal	(3.5)

Satisfied by:
Cash consideration received	1.5
Cash cost of closure	(2.2)
Net cash outflow from sale of business	(0.7)

The results of the Benelux snacks business included in the income statement are as follows:

	Company and Regentrealm
	52 weeks ended December 31, 2005	52 weeks ended January 1, 2005
	(£ million)
Revenue	—	13.5
Cost of goods sold	—	(9.7)
Gross profit	—	3.8
Distribution, selling and marketing expenses	—	(3.5)
General and administrative expenses	—	(1.1)
Business loss	—	(0.8)
Depreciation and amortization expense	—	(0.2)
Restructuring and acquisition related expenses	—	(0.6)
Loss on disposal or termination of business	—	(3.5)
Profit before financing	—	(5.1)
Finance costs	—	(0.5)
Loss before tax from discontinued operations	—	(5.6)
Tax expense(1)	—	1.9
Loss for the period from discontinued operations	—	(3.7)

(1)          Tax expense comprises £0.7 million in relation to trading and £1.2 million in relation to the loss on disposal.

The net cash flows attributable to the Benelux snacks business were:

	Company and Regentrealm
	52 weeks ended December 31, 2005	52 weeks ended January 1, 2005
	(£ million)

Operating cash flows	—	—
Investing cash flows	(0.9)	(4.2)
Net cash outflow	(0.9)	(4.2)

For the 52 weeks ended December 31, 2005 expenses of £0.9 million mainly in respect of redundancy costs were charged against the rationalization provision in respect of the closure of the Benelux Snacks business. In 2004, £4.2 million was spent in relation to the closure of the business.

15	Intangible assets

	Company and Regentrealm
	Goodwill	Purchased brands and licenses	Computer software	Software under development	Total
	(£ million)
Cost
At January 4, 2004	598.6	—	50.1	6.9	655.6
Additions	—	—	2.1	4.5	6.6
Reclassifications	—	—	5.6	(5.6)	—
Acquisitions(1)	95.5	110.3	—	—	205.8
Exchange adjustment	0.3	0.4	—	—	0.7
At January 1, 2005	694.4	110.7	57.8	5.8	868.7
Adjustments to provisional fair values of business combinations(1)	12.4	(12.0)	—	—	0.4
Additions	—	—	0.7	3.6	4.3
Reclassifications	—	—	4.7	(4.7)	—
Disposals	—	—	(3.6)	—	(3.6)
Exchange adjustment	(0.1)	(0.3)	0.2	—	(0.2)
At December 31, 2005	706.7	98.4	59.8	4.7	869.6

Amortization
At January 4, 2004	—	—	25.4	—	25.4
Charge for period	—	—	9.2	—	9.2
At January 1, 2005	—	—	34.6	—	34.6
Charge for period	—	—	11.6	—	11.6
Disposals	—	—	(3.6)	—	(3.6)
Impairment(2)	—	—	10.2	—	10.2
Exchange	—	—	—	—	—
At December 31, 2005	—	—	52.8	—	52.8

Net book value at December 31, 2005	706.7	98.4	7.0	4.7	816.8
Net book value at January 1, 2005	694.4	110.7	23.2	5.8	834.1

(1)          Refer to Note 3.

(2)          Refer to Note 7.

As from January 4, 2004 the date of transition to IFRS, goodwill is no longer amortized but is now subject to at least annual impairment testing. All purchased brands and licenses have been deemed to have indefinite useful lives and are therefore not being amortized but are subject to at least annual impairment testing.

Impairment of goodwill and intangible assets with indefinite lives

Goodwill and brands and licenses acquired through business combinations have been allocated for impairment testing purposes to three cash-generating units, which are also reportable segments, as follows:

•                   UK cash-generating unit,

•                   Southern Europe cash-generating unit, and

•                   International Sales cash-generating unit

Reportable segments represent the lowest level within the Group at which goodwill and other intangible assets are monitored for internal management purposes.

UK cash-generating unit

The recoverable amount of the UK unit has been determined based on a value in use calculation using cash flow projections based on financial budgets and forecasts approved by management covering a five-year period. The discount rate applied to the cash flow projections was 10.2% (2004: 8.0%). A long-term growth rate assumption of 2.5% (2004: 1.0%) was used.

Southern Europe cash-generating unit

The recoverable amount of the Southern Europe unit has been determined based on a value in use calculation using cash flow projections based on financial budgets and forecasts approved by management covering a five-year period. The discount rate applied to the cash flow projections was 10.6% (2004: 8.3%). A long-term growth rate assumption of 2.5% (2004: 2.5%) was used.

International Sales cash-generating unit

The recoverable amount of the International Sales unit has been determined based on a value in use calculation using cash flow projections based on financial budgets and forecasts approved by management covering a five-year period. The discount rate applied to the cash flow projections was 13.6% (2004: 9.9%). A long-term growth rate assumption of 0% (2004: 0.0%) was used.

Carrying amount of goodwill and licenses allocated to cash-generating units:

	Company and Regentrealm
	UK		Southern Europe		International Sales		Total
	2005	2004	2005	2004	2005	2004	2005	2004
	(£ million)

Carrying amount of:
Goodwill	619.5	608.8	65.6	64.0	21.6	21.6	706.7	694.4
Brands and licenses with indefinite useful lives	89.0	101.0	9.4	9.7	—	—	98.4	110.7

All movements between 2004 and 2005 resulted from final allocation of purchase price to identifiable assets and liabilities acquired in relation to Jacob’s and Triunfo acquisitions.

Key assumptions applied to value in use calculations

The calculation of value in use for the UK, Southern Europe and International Sales units is most sensitive to the following assumptions:

•             Discount rates — these reflect management’s estimate of the return on capital employed (ROCE) required by each business taking into account the respective business size, location and risk profile.

•             Raw materials price inflation — estimates are based on expectation of the Group’s procurement specialists.

•             Market share — estimates are based on management’s assessment of how each cash-generating unit’s position relative to its competitors might change over the budget period.

•             Growth rates used to extrapolate cash flows — estimates are based on industry expectations of growth in the market where each cash-generating unit is located. This is adjusted to reflect the Group’s relative weight in faster, or slower, growing market categories.

Sensitivity to changes in assumptions

With regard to the assessment of value in use of all units, management believes that no reasonably possible change in any of the above key assumptions would cause the recoverable amount to be less than the carrying value of the unit.

16                                  Property, plant and equipment

	Company and Regentrealm
	Property		Plant and equipment
	Freehold	Leasehold Improvements	Plant, machinery & vehicles	Fixtures & fittings	Assets under construction	Total
	(£ million)
Cost
At January 4, 2004	117.1	12.8	350.2	32.5	44.6	557.2
Exchange adjustment	—	—	1.5	—	0.1	1.6
Businesses acquired	11.4	—	18.3	0.5	1.3	31.5
Additions	1.1	0.6	18.4	0.6	26.8	47.5
Reclassifications	2.8	1.4	35.2	(2.1)	(37.3)	—
Disposals	(13.3)	—	(37.9)	(3.8)	—	(55.0)
At January 1, 2005	119.1	14.8	385.7	27.7	35.5	582.8
Exchange adjustment	(1.4)	—	(6.0)	(0.5)	(0.5)	(8.4)
Revisions to fair values	(0.1)	—	(1.6)	—	—	(1.7)
Additions(1)	0.4	—	10.1	0.3	32.5	43.3
Reclassifications	1.0	0.1	29.2	(2.2)	(28.1)	—
Disposals	(0.7)	(0.1)	(21.3)	(4.0)	—	(26.1)
At December 31, 2005	118.3	14.8	396.1	21.3	39.4	589.9

Depreciation
At January 4, 2004	20.6	5.3	121.0	8.4	—	155.3
Exchange adjustment	(0.1)	—	1.0	(0.1)	—	0.8
Charge for period	4.2	0.8	39.5	6.8	—	51.3
Reclassification	0.1	—	0.6	(0.7)	—	—
Disposals	(3.4)	—	(37.9)	(3.5)	—	(44.8)
At January 1, 2005	21.4	6.1	124.2	10.9	—	162.6
Exchange adjustment	(0.6)	—	(3.8)	(0.3)	—	(4.7)
Charge for period	5.0	0.7	41.3	3.0	—	50.0
Impairment	0.9	—	11.5	0.7	—	13.1
Reclassification	(0.3)	—	2.1	(1.8)	—	—
Disposals	(0.4)	(0.1)	(17.7)	(4.1)	—	(22.3)
At December 31, 2005	26.0	6.7	157.6	8.4	—	198.7

Net book value at December 31, 2005	92.3	8.1	238.5	12.9	39.4	391.2
Net book value at January 1, 2005	97.7	8.7	261.5	16.8	35.5	420.2

(1)          Additions include £7.8 million to replace assets damaged in the Carlisle factory flood. These were funded from insurance receipts.

The net book value of leasehold improvements of £8.1 million (2004: £8.7 million) is in respect of properties with leases with under 50 years to run at December 31, 2005.

The net book value of assets acquired under finance lease arrangements, all of which are plant, machinery and vehicles, is set out below:

	Company and Regentrealm
	At December 31, 2005	At January 1, 2005
	(£ million)
Cost	1.0	3.8
Accumulated depreciation	(0.7)	(1.3)
Net book value	0.3	2.5

17                                  Investment in joint venture

	Company and Regentrealm
	At December 31, 2005	At January 1, 2005
	(£ million)
Investment in joint venture	0.3	0.6

The Group holds a 50% interest in the ordinary shares of KP Ireland Limited which is incorporated in and operates in the Republic of Ireland. Its principal activity is the manufacture of snack products.

As at December 31, 2005, the Group’s share of assets and liabilities and its share of income and expenses of the jointly controlled entity for the 52 weeks ended December 31, 2005 were as follows:

	Company and Regentrealm
	At December 31, 2005	At January 1, 2005
	(£ million)
Share of the joint venture’s balance sheet:
Non-current assets	0.2	0.3
Current assets	0.4	0.6
Share of total assets	0.6	0.9

Current liabilities	0.3	0.3
Non-current liabilities	—	—
Share of total liabilities	0.3	0.3

Share of net assets	0.3	0.6

Share of results of joint venture:
Revenue	1.9	1.9
Operating costs	(1.3)	(1.3)
Net profit before taxes	0.6	0.6
Taxes	(0.1)	(0.1)
Net profit after taxes	0.5	0.5

18                                  Inventories

	Company and Regentrealm
	At December 31, 2005	At January 1, 2005
	(£ million)
Raw materials and consumables	27.8	29.3
Work in progress	11.7	9.6
Finished goods	43.9	45.6
	83.4	84.5

There is no material difference between the replacement cost and historical cost of inventories.

Raw materials and consumables at December 31, 2005 included £2.6 million in respect of consignment stocks. At January 1, 2005 consignment stocks totaled £5.0 million.

Inventories written off as a result of the Carlisle factory flood during the 52 weeks ended December 31, 2005 totaled £0.8 million.

Inventories recognized as an expense during the 52 weeks ended December 31, 2005 amounted to £595.4 million (2004: £642.8 million).

The amount of inventories written down and recognized as an expense during the 52 weeks ended December 31, 2005 was £0.7 million (2004: £1.0 million), excluding inventories written off as a result of the Carlisle factory flood. No reversals of inventory write down were recorded in the 52 weeks ended December 31, 2005 or the 52 weeks ended January 1, 2005.

19                                  Trade and other receivables

	Company		Regentrealm
	At December 31, 2005	At January 1, 2005	At December 31, 2005	At January 1, 2005
	(£ million)
Trade receivables	241.5	262.1	241.5	262.1
Due from group undertakings	4.7	2.9	4.7	2.9
Due from United Biscuits Finance plc	—	—	23.0	23.6
Other receivables	21.2	11.3	21.2	11.3
Prepayments and accrued income	10.7	13.0	10.7	13.0
	278.1	289.3	301.1	312.9

Trade receivables are stated net of provisions for bad and doubtful debts of £2.0 million (2004: £1.5 million).

20                                  Cash and cash equivalents

	Company and Regentrealm
	At December 31, 2005	At January 1, 2005
	(£ million)
Cash at bank and in hand	64.4	65.2
Short term deposits	25.9	12.4
	90.3	77.6

Cash at bank earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods of between two days and two weeks depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. The fair value of cash and cash equivalents is £90.3 million (2004: £77.6 million).

21                                  Trade and other payables

	Company		Regentrealm
	At December 31, 2005	At January 1, 2005	At December 31, 2005	At January 1, 2005
	(£ million)
Trade payables	157.6	170.8	157.6	170.8
Amounts due to parent company	0.4	—	0.4	—
Due to United Biscuits Finance plc	—	—	6.7	7.7
Other payables	11.5	21.0	11.5	21.0
Other taxes and social security costs	10.9	8.0	10.9	8.0
Accruals and deferred income(1)	127.9	98.1	121.2	91.2
	308.3	297.9	308.3	298.7

(1)          The deferred amount included in accruals and deferred income in respect of government grants included at December 31, 2005 was £1.4 million.

22                                  Borrowings

	Company		Regentrealm
	At December 31, 2005	At January 1, 2005	At December 31, 2005	At January 1, 2005
	(£ million)
Current
Senior credit facility	33.8	7.9	33.8	7.9
Finance lease obligations	0.1	1.2	0.1	1.2
	33.9	9.1	33.9	9.1
Non-current
Senior credit facility	534.5	618.9	534.5	618.9
Senior subordinated notes	296.3	299.7	—	—
Other loans	0.2	—	0.2	—
Finance lease obligations	—	0.2	—	0.2
	831.0	918.8	534.7	619.1

Total borrowings	864.9	927.9	568.6	628.2

Senior credit facility

On September 20, 2004 the Group refinanced its existing senior credit facility comprising a term loan A of £204.9 million and a revolving facility of £225.0 million of which £184.0 million was drawn down as a loan and £9.5 million was provided as ancillary facilities and a letter of credit, and raised new funds of £252.5 million. £243.5 million of the new funds were drawn down and utilized to finance the acquisition of Jacob’s totaling approximately £207.7 million, to fund the related costs of acquisition and costs of financing of Jacob’s totaling an estimated £15.0 million and the remainder was made available to fund the working capital requirements of the Group.

On April 5, 2005, the Group made a voluntary prepayment of £20.0 million against its senior debt obligations. The Group elected that the prepayment be offset against term loan B. Under the voluntary prepayment provisions, term loan B lenders may elect to receive term loan A prepayments instead. A number of term B lenders made an election and therefore £8.9 million of the prepayment was allocated against term loan A, reducing principal repayments proportionately, and £11.1 million was allocated against term loan B. On October 28, 2005 the Group made a scheduled repayment of £7.7 million in respect of term loan A. On December 12, 2005, the Group made a voluntary prepayment of £30.0 million against its senior debt obligations. The Group elected that the prepayment be offset against term loan B. Under the voluntary prepayment provisions, term loan B lenders may elect to receive term loan A prepayments instead. A number of term B lenders made an election and therefore £20.9 million of the prepayment has been allocated against term loan A, reducing principal repayments proportionately, and £9.1 million has been allocated against term loan B.

At December 31, 2005, the senior credit facility comprised £576.1 million term loans A, B and C which had been drawn down, before deducting unamortized issue costs of £7.8 million, and which had been increased by an adverse foreign exchange movement of £1.4 million since draw down, and a revolving facility of £50.0 million of which £9.5 million has been provided as ancillary facilities and a letter of credit, and the remainder was available to be drawn down as at December 31, 2005.

Details of the loans are set out below:

Company and Regentrealm

Senior Debt	Repayableat December 31, 2005	Effective interest rate	Type	Maturity	Repayable at January 1, 2005
	(£ million)				(£ million)
Term loan A (£)	229.8	2.25% over Libor 1.75% from January 27, 2006	Amortizing	April 28, 2010	267.4
Term loan B (£)	80.2	2.75% over Libor 2.25% from January 27, 2006	Bullet	September 20, 2010	100.0
Term loan B (€)	65.5	2.625% over Euribor 2.25% from January 27, 2006	Bullet	September 20, 2010	67.6
Term loan C (£)	150.0	4.50% over Libor	Bullet	January 15, 2011	150.0
Term loan C (€)	50.6	4.375% over Euribor	Bullet	January 15, 2011	52.0
Total term loans	576.1				637.0
Unamortized issue costs	(7.8)				(10.2)
Total	568.3				626.8

Revolving credit facility	50.0	2.25% over Libor 1.75% from January 27, 2006	Bullet	March 20, 2010	50.0

The margins on term loan A, term loan B and revolving credit facility were reduced to 1.75% and 2.25%, respectively, on January 27, 2006 when the Group submitted its management accounts for the 52 weeks ended December 31, 2005.

The term loan A is amortized in semi-annual installments in October and April each year in amounts specified in the senior facilities agreement.

On February 3, 2006, the Group made a voluntary prepayment of £25.0 million against its senior debt obligations. The Group elected that the prepayment be offset against term loan B. Under the voluntary prepayment provisions, term loan B lenders may elect to receive term loan A prepayments instead. A number of term B lenders made an election and therefore £18.4 million of the prepayment was allocated against term loan A, reducing principal repayments proportionately, and £6.6 million has been allocated against term loan B.

The senior debt is secured by fixed and floating charges from each of the U.K. subsidiaries, including Jacob’s since its acquisition in 2004, and share pledges over two Dutch subsidiaries. In April 2001 security was also provided in the form of share pledges over three Spanish subsidiaries and fixed charges were taken over three Spanish properties and certain intellectual property. In November 2001 security was provided in the form of a share pledge over a further Dutch subsidiary. In June 2002 security was provided in the form of share pledges over two French subsidiaries. In November 2004 security was provided in the form of a share pledge over the shares of United Biscuits Portugal S.A., the company formed from the merger of the newly acquired Portuguese subsidiary, Triunfo, and the Group’s existing Portuguese company.

The application of proceeds of enforcement of this security above a certain level is subject to the provisions of an intercreditor deed (the “Intercreditor Deed”) dated December 16, 1999, as amended and restated from time to time. The Intercreditor Deed sets out the respective rights of certain creditors of the Group as regards ranking of debt and security.

The Intercreditor Deed provides that senior debt and hedging liabilities, as defined therein, rank (to the extent provided therein) in priority to, first, the Senior Subordinated Notes and second, the Intercompany Debt.

As an integral part of these borrowing arrangements, certain restrictive financial covenants are in place. The covenants do not detract from the normal course of the business.

The Company, together with other subsidiary undertakings in the Group, has cross-guaranteed Regentrealm’s senior debt.

Senior subordinated notes due 2011

On April 17, 2001, the Company issued £120.0 million 10.75% Senior Subordinated Notes and €160.0 million 10.625% Senior Subordinated Notes. The notes are due in 2011 when they will be redeemable at par. Interest is payable on April 15 and October 15 of each year. Regentrealm guarantees the Senior Subordinated Notes. The proceeds of the issue were used together with other cash resources of the Company to repay the Senior Subordinated Bridge Facility.

On February 16, 2004 the Company issued £45.0 million additional 10.75% Senior Subordinated Sterling Notes due 2011 at a premium of 11% and €32.5 million additional 10.625% Senior Subordinated Euro Notes due 2011 at a premium of 13%, receiving total proceeds of £75.0 million. The additional Notes were issued on the same terms and under the same indenture as the existing Notes. Of the proceeds, £1.0 million was used to finance the issuance costs, £40.0 million to prepay a portion of the Group’s Senior Credit Facility and the remainder to finance the acquisition of Triunfo. The amount of the Notes outstanding as at December 31, 2005 was £296.3 million; excluding the unamortized issuance costs of £7.0 million and the unamortized premium of £5.8 million, it amounted to £297.5 million.

The effective interest rates of the senior subordinated notes are as follows:

Company

Aggregate principal amount	Repayable at December 31, 2005	Effective interest rate	Type	Maturity	Repayable at January 1, 2005
	(£ million)				(£ million)

£120.0 million	117.0	11.36%	Bullet	April 15, 2011	116.5
£ 45.0 million	47.6	9.18%	Bullet	April 15, 2011	48.0
€160.0 million	107.7	11.23%	Bullet	April 15, 2011	110.3
€ 32.5 million	24.0	8.71%	Bullet	April 15, 2011	24.9
	296.3				299.7

Other loans

At December 31, 2005, £40,000 aggregate principal of 6.375% sterling bonds due 2009 was outstanding (2004: £40,000). In addition, £0.2 million is outstanding in relation to an interest free loan taken out in 2000 in an amount of €0.3 million. The loan is repayable in installments over a 10-year period. Repayments commenced in 2004.

Maturities of borrowings

Borrowings are repayable as follows:

	Senior credit facility		Senior subordinated notes		Other loan		Finance leases		Total
Company	2005(1)	2004(2)	2005(1)	2004(2)	2005(1)	2004(2)	2005(1)	2004(2)	2005(1)	2004(2)
	(£ million)
Within one year or on demand	33.8	7.9	—	—	—	—	0.1	1.2	33.9	9.1
Between one and two years	46.1	38.1	—	—	—	—	—	0.2	46.1	38.3
Between two and three years	55.0	52.0	—	—	—	—	—	—	55.0	52.0
Between three and four years	63.7	61.8	—	—	—	—	—	—	63.7	61.8
Between four and five years	173.0	71.8	—	—	—	—	—	—	173.0	71.8
After 5 years	196.7	395.2	296.3	299.7	0.2	—	—	—	493.2	694.9
	568.3	626.8	296.3	299.7	0.2	—	0.1	1.4	864.9	927.9

	Senior credit facility		Other loan		Finance leases		Total
Regentrealm	2005(1)	2004(2)	2005(1)	2004(2)	2005(1)	2004(2)	2005(1)	2004(2)
	(£ million)
Within one year or on demand	33.8	7.9	—	—	0.1	1.2	33.9	9.1
Between one and two years	46.1	38.1	—	—	—	0.2	46.1	38.3
Between two and three years	55.0	52.0	—	—	—	—	55.0	52.0
Between three and four years	63.7	61.8	—	—	—	—	63.7	61.8
Between four and five years	173.0	71.8	—	—	—	—	173.0	71.8
After 5 years	196.7	395.2	0.2	—	—	—	196.9	395.2
	568.3	626.8	0.2	—	0.1	1.4	568.6	628.2

(1)          At December 31, 2005

(2)          At January 1, 2005

Undrawn committed facilities

	Company and Regentrealm
	At December 31, 2005	At January 1, 2005
	(£ million)
Expiring in one year or less	9.0	8.6
Expiring in more than two years	40.5	40.5
	49.5	49.1

23                                  Financial instruments

Financial risk management and commodity price risk management

The Group is exposed to a variety of financial risks through its activities. The Treasury Management Committee establishes the Group’s financial risk strategy. The strategy is implemented by a central treasury department (Group Treasury), which identifies, evaluates and hedges financial risks, working closely with the Group’s operating units. The Treasury Management Committee ensures that critical controls exist and are operating correctly within Group Treasury. Written policies, approved by the Treasury Management Committee, provide the framework for the management of the Group’s financial risks, and provide specific guidance on areas such as foreign exchange risk, interest rate risk and liquidity risk.

(i)            Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar, the Euro and the Canadian dollar. Foreign exchange risk arises from future commercial and financing transactions, recognized assets and liabilities denominated in a currency that is not the Group’s functional currency and net investments in overseas entities.

Group Treasury is responsible for managing foreign exchange risk arising from future commercial and financing transactions and recognized assets and liabilities, usually by using forward currency contracts.

The Group’s risk management policy is to hedge a minimum of two-thirds of its net currency exposure for the following 12 months. 100% of the gross sales or purchases value qualifies as ‘highly probable’ forecast transactions for hedge accounting purposes.

The Group has a number of overseas subsidiaries, whose net assets are subject to currency translation risk. The Group borrows in local currencies as appropriate, to minimize the impact of this risk on the balance sheet.

(ii)        Interest rate risk

The Group’s interest rate risk arises through the interest cash flow risk from borrowing at variable rates. Interest rate swaps have been used to convert a proportion of borrowings from floating rate debt to fixed rate debt. Approximately 76% of the Group’s total floating rate debt has been converted into fixed rate debt at December 31, 2005.

(iii)    Credit risk

Credit risk may arise because of non-performance by a counter party. The Group is exposed to credit risks on its financial instruments including trade receivables. The Group’s debt agreements contain restrictions on the counterparties. All derivative counterparties and cash transactions are limited to high credit quality financial institutions. The Group is not exposed to concentration of credit risk on its derivative assets as these are spread over several financial institutions. Trade receivables are subject to credit limits, control and approval procedures in all entities. Due to its large geographical base, number and quality of customers, the Group is not exposed to material concentrations of credit risk on its trade receivables.

(iv)       Liquidity risk

The Group manages liquidity risk through the availability of committed credit facilities, and by maintaining sufficient cash to meet obligations as they fall due. The Group’s debt agreements contain significant restrictions limiting its flexibility in borrowing or investing funds. Quarterly monitoring of its debt covenants ensures that it operates within these restrictions.

(v)           Commodity risk

To manage the volatility in commodity prices, the Group seeks to cover its raw materials requirements by taking out forward contracts to secure supplies at agreed prices. Forward cover is taken in physical markets for periods of at least three months and typically would not exceed 12 months, although by agreement with the commodity committee this may be extended. In one of the most volatile of the Group’s commodity markets, cocoa, it hedges against fluctuating prices through the use of cocoa futures. Gains or losses at the year-end may not materialize depending upon market movements between the year-end and the maturity dates of outstanding contracts. Gains or losses that do materialize are charged to the Group’s operating results when the raw ingredients which these contracts hedge are used. From time to time the Group also uses financial derivatives to protect future raw materials prices by taking out options.

Interest rate risk and currency of borrowings

	Gross borrowings at floating rates	Gross borrowings at fixed rates	Total gross borrowings	Cash and cash equivalents at floating rates	Total net borrowings
	(£ million)
Company
Sterling	147.6	471.1	618.7	(33.9)	584.8
US dollar	—	—	—	(2.6)	(2.6)
Euro	59.2	186.8	246.0	(52.6)	193.4
Canadian dollar	—	—	—	(1.2)	(1.2)
At December 31, 2005	206.8	657.9	864.7	(90.3)	774.4

Sterling	298.2	377.0	675.2	(29.1)	646.1
US dollar	—	—	—	(2.6)	(2.6)
Euro	117.5	135.2	252.7	(44.7)	208.0
Canadian dollar	—	—	—	(1.2)	(1.2)
At January 1, 2005	415.7	512.2	927.9	(77.6)	850.3

	Gross borrowings at floating rates	Gross borrowings at fixed rates	Total gross borrowings	Cash and cash equivalents at floating rates	Total net borrowings
	(£ million)
Regentrealm
Sterling	147.6	306.5	454.1	(33.9)	420.2
US dollar	—	—	—	(2.6)	(2.6)
Euro	59.2	55.1	114.3	(52.6)	61.7
Canadian dollar	—	—	—	(1.2)	(1.2)
At December 31, 2005	206.8	361.6	568.4	(90.3)	478.1

Sterling	298.2	212.5	510.7	(29.1)	481.6
US dollar	—	—	—	(2.6)	(2.6)
Euro	117.5	—	117.5	(44.7)	72.8
Canadian dollar	—	—	—	(1.2)	(1.2)
At January 1, 2005	415.7	212.5	628.2	(77.6)	550.6

Other loans of £0.2 million are not included in the above tables as they are non-interest bearing and are not therefore subject to interest rate risk.

Further analysis of the Group’s fixed rate borrowings is as follows:

	At December 31, 2005			At January 1, 2005
	Fixed rate borrowings	Effect of interest rate swaps	Effective fixed rate borrowings	Fixed rate borrowings	Effect of interest rate swaps	Effective fixed rate borrowings
		(£ million)			(£ million)
Company
Sterling	164.6	306.5	471.1	164.5	212.5	377.0
Euro	131.7	55.1	186.8	135.2	—	135.2
	296.3	361.6	657.9	299.7	212.5	512.2
Regentrealm
Sterling	—	306.5	306.5	—	212.5	212.5
Euro	—	55.1	55.1	—	—	—
	—	361.6	361.6	—	212.5	212.5

Fair values

	Company				Regentrealm
	Carrying value at December 31, 2005	Fair value at December 31, 2005	Carrying value at January 1, 2005	Fair value at January 1, 2005	Carrying value at December 31, 2005	Fair value at December 31, 2005	Carrying value at January 1, 2005	Fair value at January 1, 2005
	(£ million)
Financial assets
Cash and cash equivalents	(90.3)	(90.3)	(77.6)	(77.6)	(90.3)	(90.3)	(77.6)	(77.6)

Derivative assets
Cash flow hedges
Forward currency contracts	(1.8)	(1.8)	—	(1.7)	(1.8)	(1.8)	—	(1.7)
Interest rate swaps	—	—	—	(0.1)	—	—	—	(0.1)

Financial liabilities
Loans and borrowings	864.6	893.6	926.5	951.2	568.3	576.1	626.8	637.0
Finance lease obligations	0.1	0.1	1.4	1.4	0.1	0.1	1.4	1.4
Other loans	0.2	0.2	—	—	0.2	0.2	—	—

Derivative liabilities
Cash flow hedges
Forward currency contracts	1.0	1.0	—	1.6	1.0	1.0	—	—
Interest rate swaps	1.0	1.0	—	1.5	1.0	1.0	—	—
Commodity contracts	0.4	0.4	—	—	0.4	0.4	—	—

Fair value hedges
Forward currency contracts	0.3	0.3	—	—	0.3	0.3	—	—

Other financial liabilities	5.9	5.9	7.9	7.9	5.9	5.9	7.9	7.9

The fair values of debt are based on market values where available. Where market values are not available they have been calculated by discounting cash flows at prevailing interest and exchange rates.

The fair value of derivatives has been calculated by discounting the expected future cash flows at prevailing interest and exchange rates. All derivative assets and liabilities fall due within one year.

Other financial liabilities relates to the provision for onerous contracts. This relates to the cost of surplus leasehold properties, where unavoidable costs exceed anticipated income. No interest is paid on these liabilities. The weighted average period until maturity is 5.5 years (2004: 5.2 years).

Hedging activities

Cash flow hedges

Regentrealm is required by the terms of the senior facilities agreement to enter into hedging arrangements to provide protection in respect of interest rate risk exposure arising because the senior debt is at floating interest rates. The hedging arrangements are required to cover at least 50% of the Group’s total borrowings as at September 20, 2004 for a period of at least two years. Hedging banks are entitled to security, guarantees and subordination rights, which rank at least equal to those granted to senior debt lenders.

At December 31, 2005, Regentrealm had four floating to fixed rate interest swaps in place to hedge its interest rate exposure under the senior facilities agreement.

Amount		Start Date	Maturity Date	Rate
(£ million)	(€ million)			%

62.5		Pre 2004	October 28, 2006	4.780
134.0		January 28, 2005	January 30, 2006	4.910
	80.0	January 28, 2005	January 30, 2006	2.360
110.0		October 28, 2005	October 28, 2006	5.020

All interest rate swaps are designated as cash flow hedges. Gains and losses recognized in the hedging reserve as equity will be continuously released to the income statement until swap maturity dates.

At December 31, 2005, the Group held a number of forward foreign exchange contracts designated as hedges of highly probable forecasted transactions. These forward contracts were accounted for as cash flow hedges. The forward contracts are typically taken out with twelve-month maturity dates at regular intervals throughout the year. Gains and losses recognized in the hedging reserve as equity will be released to the income statement at various dates within one year of the balance sheet date.

	Company and Regentrealm
	At December 31, 2005	At January 1, 2005
	(£ million)
Foreign exchange contracts – buy against sterling	95.9	52.8
Foreign exchange contracts – sell against sterling	19.2	7.3
Foreign exchange contracts – buy against euro	3.9	4.3
Foreign exchange contracts – sell against euro	—	3.3
	119.0	67.7

An amount of £2.6 million was recognized directly in equity and an amount of £1.0 million was transferred to the income statement in relation to cash flow hedges during the 52 weeks ended December 31, 2005.

Fair value hedges

At December 31, 2005, the Group held a number of forward foreign exchange contracts designated as hedges of foreign currency debtors and creditors. These forward contracts were accounted for as fair value hedges. All such contracts mature within one year.

	Company and Regentrealm
	At December 31, 2005	At January 1, 2005
	(£ million)
Foreign exchange contracts – buy against sterling	2.1	—
Foreign exchange contracts – sell against sterling	15.6	—
	17.7	—

Hedges of net investment in foreign entities

Included in borrowings at December 31, 2005 were loans of €286.7 million, which have been designated as hedges of net investments in overseas subsidiaries, used to reduce exposure to foreign exchange risk. Gains or losses on re-translation of these borrowings are transferred to equity to offset any gains or losses on translation of the net investments in the overseas subsidiaries.

FRS 13 disclosure for comparative period

Profits and losses on financial instruments used for hedging interest rate exposure and foreign exchange risk and commodity risk are recognized when the exposure that is being hedged is recognized. Unrecognized and deferred profits and losses on financial instruments used for hedging are as follows:

	Company and Regentrealm
	Gains	Losses	Net
	(£ million)
Unrecognized gains and losses on hedges at January 4, 2004	1.4	(5.4)	(4.0)
Gains and losses arising in previous years that were recognized in 2004	(1.3)	2.4	1.1
Gains and losses arising before January 4, 2004 that were not recognized in 2004	0.1	(3.0)	(2.9)
Gains and losses arising in 2004 that were not recognized in 2004	1.7	(0.1)	1.6
Unrecognized gains and losses on hedges at January 1, 2005	1.8	(3.1)	(1.3)

Of which:
Gains and losses expected to be recognized in 2005	1.8	(2.8)	(1.0)
Gains and losses expected to be recognized in 2006 or later	—	(0.3)	(0.3)
	1.8	(3.1)	(1.3)

24                                  Provisions

	Company and Regentrealm
	Early retirement provision	Rationalization provisions	Onerous contracts	Total
	(£ million)
At January 2, 2005	15.2	4.2	7.9	27.3
Exchange adjustment	(0.4)	(0.1)	—	(0.5)
Income statement charge	—	13.0	2.7	15.7
Other movements(1)	(0.7)	—	(0.8)	(1.5)
Amounts utilized	(2.9)	(10.2)	(3.9)	(17.0)
At December 31, 2005	11.2	6.9	5.9	24.0

Of which amounts due in more than one year:
At December 31, 2005	8.0	0.5	2.6	11.1
At January 1, 2005	11.6	2.4	3.2	17.2

(1)          Change in discounted amount of provision arising from the passage of time and adjustment to discount rate applied.

The early retirement provision principally comprises long-term early retirement indemnities given to employees in Northern Europe to which the Group are committed for a number of years.

Rationalization provisions are recorded where there is a legal or constructive obligation. Rationalization provisions at December 31, 2005 principally comprised obligations in relation to overhead-reduction and manufacturing-efficiency programs across the Group, which are expected to be utilized in the next year.

The provision for onerous contracts relates to the cost of surplus leasehold properties where unavoidable costs exceed anticipated income. The associated lease commitments are of varying duration and it is anticipated that expenditure will continue to be charged against this provision for a number of years.

The amount and timing of the utilization of provisions is subject to considerable uncertainty and the above analysis represents management’s estimate.

25                                  Reconciliation of movements in equity

	Issued share capital(1)	Currency translation	Hedging reserve	Retained earnings	Total
	(£ million)
Company

At January 4, 2004	2.0	—	—	(650.0)	(648.0)
Total recognized income and expense for the year	—	(2.5)	—	(67.0)	(69.5)
At January 1, 2005	2.0	(2.5)	—	(717.0)	(717.5)
Effect of implementing IAS32/39	—	—	(1.0)	0.1	(0.9)
At January 1, 2005, as restated	2.0	(2.5)	(1.0)	(716.9)	(718.4)
Total recognized income and expense for the year	—	2.0	1.1	(58.4)	(55.3)
At December 31, 2005	2.0	(0.5)	0.1	(775.3)	(773.7)

Regentrealm

At January 4, 2004	2.0	—	—	(636.9)	(634.9)
Total recognized income and expense for the year	—	(2.5)	—	(66.7)	(69.2)
At January 1, 2005	2.0	(2.5)	—	(703.6)	(704.1)
Effect of implementing IAS32/39	—	—	(1.0)	0.1	(0.9)
At January 1, 2005, as restated	2.0	(2.5)	(1.0)	(703.5)	(705.0)
Total recognized income and expense for the year	—	2.0	1.1	(58.0)	(54.9)
At December 31, 2005	2.0	(0.5)	0.1	(761.5)	(759.9)

(1)          The number of ordinary shares, authorized, issued and fully paid, with a par value £1 per share is 2,010,002.

Currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries. It is also used to record the effect of hedging net investments in foreign operations.

Hedging reserve

The hedging reserve records the portion of the gain or loss on a hedging instrument in a cash flow hedge that is deemed to be an effective hedge.

26                                  Cash flow

The breakdown of cash generated from operations is shown within the consolidated cash flow statements for the Company on page 15 and for Regentrealm on page 19.

A breakdown of movements in working capital is as follows:

	Company and Regentrealm
	At December 31, 2005	At January 1, 2005
	(£ million)
(Increase)/decrease in inventories	(0.2)	12.1
Decrease/(increase) in receivables	8.8	(11.9)
Increase in payables	6.4	3.0
	15.0	3.2

27                                  Pensions and other post-retirement benefits

The Group’s principal pension schemes are in the United Kingdom (“the UK Schemes”) and are of the defined benefit type. The Group also has a small defined-benefit scheme in the Netherlands and a post-retirement healthcare scheme in the Netherlands (“the Netherlands Schemes”).

The Group’s retirement benefit obligation and its obligation net of associated deferred tax, comprised the following:

	Company and Regentrealm
	At December 31, 2005		At January 1, 2005
	Gross	Net	Gross	Net
	(£ million)
UK Schemes
Funded
United Biscuits (UK) Limited	(289.1)	(202.4)	(302.0)	(211.4)
Jacob’s	(16.2)	(11.4)	(23.5)	(16.4)
Other	0.5	0.4	—	—
Unfunded	(6.6)	(4.6)	(5.8)	(4.1)
	(311.4)	(218.0)	(331.3)	(231.9)
Netherlands Schemes
Netherlands Scheme – funded	0.6	0.4	0.6	0.4
Post-retirement healthcare scheme – unfunded	(2.5)	(2.5)	(5.3)	(3.7)
	(1.9)	(2.1)	(4.7)	(3.3)

Post-retirement benefit obligation	(313.3)	(220.1)	(336.0)	(235.2)

The total amount relating to pensions recognized in business profit was £12.8 million (2004: £18.6 million). The total pension cost for the Group for the 52 weeks ended December 31, 2005 was £15.0 million (2004: £18.6 million) substantially all of which related to defined benefit schemes. Included in the pension service cost is approximately £0.5 million in relation to post-retirement benefits for key management personnel.

The Netherlands post-retirement healthcare scheme is closed to current employees, so no annual service cost is charged in the income statement. During the 52 weeks ended December 31, 2005 the deferred benefit obligation reduced by £2.2 million due to a change in the law in the Netherlands relating to the treatment of post-retirement medical benefits. The reduction in this obligation was credited to business profit.

The assets and liabilities in the schemes, the expected rate of return and the net pension retirement obligations were:

	Company and Regentrealm
	At December 31, 2005			At January 1, 2005
	Long term rate of return expected	UK Schemes	Netherlands Schemes	Long term rate of return expected	UK Schemes	Netherlands Schemes
	(£ million)				(£ million)
Equities	8.00%	726.8	23.7	8.00%	595.7	22.0
Bonds	4.48%	225.6	23.7	4.80%	224.4	22.0
Other assets	4.50%	7.7	—	4.75%	7.4	—
Total market value of assets	7.15%	960.1	47.4	7.10%	827.5	44.0
Present value of scheme liabilities		(1,271.5)	(49.3)		(1,158.8)	(48.7)
(Deficit)/surplus in the scheme		(311.4)	(1.9)		(331.3)	(4.7)
Related deferred tax asset/(liability)		93.4	(0.2)		99.4	1.4
Net pension (deficit)/surplus		(218.0)	(2.1)		(231.9)	(3.3)

Total		(220.1)			(235.2)

The amounts recognized in the consolidated income statement and in the consolidated statement of recognized income and expense for the year are analyzed below:

	Company and Regentrealm
	52 weeks ended December 31, 2005
	Pension Schemes		Healthcare
	U.K.	The Netherlands	The Netherlands	Total
	(£ million)
Recognized in the income statement
Current service cost(1)	(14.8)	(0.4)	—	(15.2)
Curtailment gain(1)	0.2	—	—	0.2
Past service cost(1)	—	—	—	—
Changes in legislation	—	—	2.2	2.2
Recognized in arriving at business profit	(14.6)	(0.4)	2.2	(12.8)

Recognized in restructuring and acquisition-related costs	(0.5)	—	—	(0.5)

Expected return on scheme assets	56.9	2.0	—	58.9
Interest cost on scheme liabilities	(60.8)	(1.8)	—	(62.6)
Other finance costs	(3.9)	0.2	—	(3.7)

Taken to the statement of recognized income and expense
Actual less expected return on scheme assets	103.8	5.0	—	108.8
(Loss)/gain on scheme liabilities	(88.9)	0.2	—	(88.7)
Changes in assumptions underlying the present value of scheme liabilities	—	(5.3)	—	(5.3)
Actuarial gains and losses recognized in the statement of recognized income and expense	14.9	(0.1)	—	14.8

(1)          Costs are recognized in cost of goods sold, distribution selling and marketing expenses and general and administrative expenses.

	Company and Regentrealm
	52 weeks ended January 1, 2005
	Pension Schemes		Healthcare
	U.K.	The Netherlands	The Netherlands	Total
	(£ million)
Recognized in the income statement
Current service cost(1)	(18.3)	(0.5)	—	(18.8)
Curtailment gain(1)	0.2	—	—	0.2
Past service cost(1)	—	—	—	—
Recognized in arriving at business profit	(18.1)	(0.5)	—	(18.6)

Expected return on scheme assets	46.8	2.4	—	49.2
Interest cost on scheme liabilities	(55.8)	(2.0)	—	(57.8)
Other finance costs	(9.0)	0.4	—	(8.6)

Taken to the statement of recognized income and expense
Actual less expected return on scheme assets	21.9	(0.8)	—	21.1
Gain/(loss) on scheme liabilities	13.2	(0.8)	(0.8)	11.6
Changes in assumptions underlying the present value of scheme liabilities	—	(0.2)	—	(0.2)
Actuarial gains and losses recognized in the statement of recognized income and expense	35.1	(1.8)	(0.8)	32.5

(1)          Costs are recognized in cost of goods sold, distribution selling and marketing expenses and general and administrative expenses.

Pension valuations are prepared, at each balance sheet date, by independent qualified actuaries using the projected unit credit method. Scheme assets are stated at their market values at the respective balance sheet dates and overall expected rates of return are established by applying forecasts to each category of scheme assets.

Key assumptions

Pensions

	Company and Regentrealm
	U.K.		The Netherlands
	At December 31, 2005	At January 1, 2005	At December 31, 2005	At January 1, 2005
	%
Rate of salary increases	3.3	3.6	3.5	3.5
Rate of increase of pensions in payment	2.5	2.4	1.0	0.75
Discount rate	4.95	5.4	4.0	4.5
Expected rate of return on scheme assets
Equities	8.0	8.0	6.0	6.25
Bonds	4.5	4.8	3.3	3.75
Other	4.5	4.75	—	—
Inflation	2.6	2.6	2.0	2.0

Acting on the advice of the Group’s actuaries, future contributions payable are set at levels that take account of surpluses and deficits.

Post-retirement healthcare

	Company and Regentrealm
	At December 31, 2005	At January 1, 2005
	%
Main assumptions:
Discount rate	3.75	4.0
Inflation assumption	2.0	2.0
Rate of increase in healthcare costs	2.0	3.0

A one-percentage point change in the assumed rate of increase in healthcare costs would have the following effects:

	Company and Regentrealm
	Increase	Decrease
	(£ million)
Effect on defined benefit obligation	(0.2)	0.2

Further contributions in addition to the employer’s regular contribution are being made in order to eliminate the deficiency in the UK Schemes. The total contributions to defined benefit plans in 2006 are expected to be £34.7 million.

Changes in the present value of the defined benefit pension obligations are analyzed as follows:

	Company and Regentrealm
	Pension Schemes		Healthcare
	U.K.	The Netherlands	The Netherlands	Total
	(£ million)
As at January 4, 2004	1,023.2	42.3	5.0	1,070.5
Liabilities acquired on acquisition	116.7		—	116.7
Current service cost	18.3	0.5	—	18.8
Curtailment gain	(0.2)	—	—	(0.2)
Interest cost	55.8	2.0	—	57.8
Employee contributions	6.0	—	—	6.0
Benefits paid	(48.7)	(2.6)	(0.5)	(51.8)
Actuarial gains and losses	(13.2)	1.0	0.8	(11.4)
Unfunded retirement benefits	1.9	—	—	1.9
Expenses paid from plan assets	(1.0)	—	—	(1.0)
Foreign currency differences	—	0.2	—	0.2
As at January 1, 2005	1,158.8	43.4	5.3	1,207.5
Current service cost	14.8	0.4	—	15.2
Curtailment gain	(0.2)	—	—	(0.2)
Restructuring and acquisition-related costs	0.5	—	—	0.5
Interest cost	60.8	1.8	—	62.6
Employee contributions	7.0	—	—	7.0
Benefits paid	(57.8)	(2.7)	(0.4)	(60.9)
Actuarial gains and losses	88.9	5.1	—	94.0
Change in legislation	—	—	(2.2)	(2.2)
Expenses paid from plan assets	(1.3)	—	—	(1.3)
Foreign currency differences	—	(1.2)	(0.2)	(1.4)
As at December 31, 2005	1,271.5	46.8	2.5	1,320.8

The defined benefit obligation comprises £9.1 million (2004: £11.1 million) arising from unfunded plans and £1,311.7 million (2004: £1,196.4 million) from plans that are wholly or partly funded.

Changes in the fair value of plan assets is as follows:

	Company and Regentrealm
	Pension Schemes		Healthcare
	U.K.	The Netherlands	The Netherlands	Total
	(£ million)
As at January 4, 2004	687.3	44.4	—	731.7
Assets acquired on acquisition	94.7	—	—	94.7
Expected return on plan assets	46.8	2.4	—	49.2
Employer contributions	20.5	0.4	—	20.9
Contributions by employees	6.0	—	—	6.0
Benefits paid	(48.7)	(2.6)	—	(51.3)
Actuarial gains and losses	21.9	(0.8)	—	21.1
Expenses paid from plan assets	(1.0)	—	—	(1.0)
Foreign currency differences	—	0.2	—	0.2
As at January 1, 2005	827.5	44.0	—	871.5
Expected return on plan assets	56.9	2.0	—	58.9
Employer contributions	24.0	0.3	—	24.3
Contributions by employees	7.0	—	—	7.0
Benefits paid	(57.8)	(2.7)	—	(60.5)
Actuarial gains and losses	103.8	5.0	—	108.8
Expenses paid from plan assets	(1.3)	—	—	(1.3)
Foreign currency differences	—	(1.2)	—	(1.2)
As at December 31, 2005	960.1	47.4	—	1,007.5

History of experience gains and losses:

	Company and Regentrealm
	At December 31, 2005	At January 1, 2005
	(£ million)
U.K. Schemes
Fair value of scheme assets	960.1	827.5
Present value of defined benefit obligation	(1,271.5)	(1,158.8)
Deficit in the scheme	(311.4)	(331.3)

Experience adjustments arising on plan liabilities	(89.4)	13.2
Experience adjustments arising on plan assets	103.8	21.9

The Netherlands Scheme
Fair value of scheme assets	47.4	44.0
Present value of defined benefit obligation	(46.8)	(43.4)
Deficit in the scheme	0.6	0.6

Experience adjustments arising on plan liabilities	(5.1)	(1.0)
Experience adjustments arising on plan assets	4.9	(0.7)

The Netherlands Healthcare
Present value of defined benefit obligation	2.5	5.3

Experience adjustments arising on plan liabilities	—	0.7

The cumulative amount of actuarial gains and losses recognized since January 3, 2004 in the consolidated statement of recognized income and expense is £47.3 million (2004: £32.5 million). The directors are unable to determine how much of the pension scheme deficit recognized in the transition to IFRS and taken directly to equity is attributable to actuarial gains and losses since inception of those pension schemes. Consequently, the directors are unable to determine the amount of actuarial gains and losses that would have been recognized in the consolidated statement of recognized income and expense before January 3, 2004.

28                                  Financial commitments

The Group’s financial commitments in respect of finance lease and hire purchase obligations and in respect of retirement benefits are set out in Notes 22 and 27, respectively. The Group’s financial commitments in respect of capital expenditure and commitments under non-cancelable leases are summarized below.

Group capital expenditure relating to plant and equipment contracted, but not provided for amounted to £5.1 million (2004: £2.4 million).

Future minimum commitments for property, plant and equipment under non-cancelable leases are as follows:

	Company and Regentrealm
	At December 31, 2005	At January 1, 2005
	(£ million)
Not later than one year	13.2	14.9
Later than one year but not later than five years	30.9	33.8
Later than five years	66.7	64.8
	110.8	113.5

Total future minimum sub-lease payments which the Group expects to receive under non-cancelable sub-leases at December 31, 2005, was £5.3 million. Sub-lease rents received in the 52 weeks ended December 31, 2005 were £0.6 million.

In 2004 the Group completed the disposal of its High Wycombe site, where its research and development facility is located. The Group received net proceeds of £3.9 million, resulting in a gain on sale of £0.8 million, and leased back one-quarter of the site on a 15-year operating lease commencing on August 23, 2004 at an annual rental of £0.3 million.

Contingent liabilities

On April 17, 2003, the Group signed a put and call option agreement to acquire a company that supplies and distributes crisps and snack products in the United Kingdom via a van sales force. The terms of the put and call options were updated during 2004. The option agreement provides the Group with security in relation to this route to market, however, the Group could be required to purchase the business at the other party’s discretion at any time. It is anticipated that if the option were to be exercised, the cost of acquisition would not exceed £15.0 million.

The Group has been involved in multiple lawsuits in France over the “smiley face” trademark used on the mini BN products marketed in France. Mr. Loufrani, a French citizen, claims to have been the registered owner of the trademark since September 27, 1991, the date of his filing with the French trademark office. Following a number of court hearings, on January 18, 2006, the Cour d’Appel of Paris found in the Group’s favor. Mr. Loufrani has a period of two months from the date of his notification of the judgment to appeal the decision, which period expires at the beginning of April. The Group does not expect Mr. Loufrani to lodge an appeal. The Group’s annual sales of mini BN products in 2005 were €16.1 million (approximately £11.0 million).

In 1997, the Group’s operating subsidiary in the Netherlands, Koninklijke Verkade N.V. (“Verkade”) initiated negotiations with property developers Dura Vermeer Bouw Amsterdam B.V. (“Dura”) to sell its entire factory site located at Zaandam, the Netherlands. No agreement was reached and negotiations ceased. A dispute has arisen whereby Dura claims an agreement was reached, which under local law was legally binding. The Group’s legal advice is that Dura does not have grounds to support its claim. Based on this advice, Verkade sold its chocolate factory, which is a part of the Zaandam site, to a third party in 2004. In November 2004 Dura served a summons on Verkade for €14 million (approximately £9.9 million). Verkade filed a defense to the summons and is strongly contesting the claim. An initial court hearing took place at the District Court of Haarlem on March 23, 2006. The Group does not expect to hear the outcome before May 10, 2006. The Group has provided €1.5 million (approximately £1.1 million) (2004: €0.3 million, approximately £0.2 million) in respect of the costs of defending the claim.

During 2005 the Group received a grant of £1.0 million from the North West Development Agency. The grant is dependent upon maintaining manufacturing operations, at the Group’s Carlisle site, for a specified period.

29                                  Related party transactions

In connection with the UB acquisition, a sublicense was entered into with Merola Finance B.V., a licensee of Nabisco. The Group was charged a royalty of £2.4 million in respect of this license for the 52 weeks ended December 31, 2005 (2004: £2.5 million). At December 31, 2005, the Group owed Merola Finance B.V. £0.3 million (2004: £0.2 million).

Except as otherwise disclosed in these financial statements, there were no transactions during the year with the Group’s joint ventures or other related parties, which were material either to the Group or the counter party and which are required to be disclosed under the provisions of IAS 24 “Related Party Transactions.”

Amounts due to Runecorp, the immediate parent company, by the Company, and to the Company by Regentrealm, falling due after more than one year comprise:

	Company		Regentrealm
	At December 31, 2005	At January 1, 2005	At December 31, 2005	At January 1 2005
	(£ million)
Amounts due to Runecorp
Loans	957.3	855.3
Accrued interest (payable on maturity in 2049)	74.8	67.1
Total	1,032.1	922.4

Amounts due to United Biscuits Finance plc
Loans			1,262.7	1,164.3
Accrued interest			74.8	67.2
Total			1,337.5	1,231.5

Company — Amounts due to Runecorp of £1,032.1 million principally represent loans granted by Runecorp’s parent companies, Deluxestar Limited and Solvecorp Limited, in favor of Runecorp, the proceeds from which have been passed down to the Company plus accrued interest thereon.

The terms of these loans, which are broadly mirrored in the terms of the loans granted by Runecorp to the Company, are as follows:

1.                    £145 million dual convertible discounted preferred securities due 2049, which constitute notes valued at £33.1 billion, issued by Deluxestar Limited. These notes were issued in two tranches: on April 25, 2000 notes amounting to £28.2 million were issued reflecting a discount factor of 11.72001% and on July 11, 2000 a further tranche of notes amounting to £116.8 million was issued reflecting a discount factor of 11.77124%. The carrying value, which is also deemed to be the fair value, at December 31, 2005, was £268.2 million (2004: £240.1 million).

2.                    £400 million deep discount bonds due 2049 issued by Solvecorp Limited, which constitute unsecured loan notes valued at £134.1 billion. These notes were issued in two tranches: on April 25, 2000 notes amounting to £280.6 million were issued reflecting a discount factor of 12.01686% and on July 17, 2000 a further tranche of notes amounting to £119.4 million was issued reflecting a discount factor of 12.08541%. The carrying value, which is also deemed to be the fair value, at December 31, 2005 was £758.9 million (2004: £677.6 million)

Interest is accrued on the loans in line with the discount factors applied at inception. Each year on the anniversary of the grant date, all accrued interest is rolled-up into the principal balance outstanding. All principal and accrued interest is payable on maturity of the loans in 2049.

Regentrealm — Amounts due to United Biscuits Finance plc of £1,337.5 million represent the proceeds of loans granted to Runecorp which have been passed down to Regentrealm by its direct parent, United Biscuits Finance plc plus accrued interest thereon, as discussed above, and proceeds from the Senior Subordinated Notes issued by United Biscuits Finance plc, which were passed down to Regentrealm. Interest payable and repayment terms of the corresponding loan to Regentrealm are in line with those applicable to the Senior Subordinated Notes, as discussed in Note 22.

Compensation of key management personnel, including directors, for the 52 weeks ended December 31, 2005 totaled £3.9 million (2004: £3.2 million)

Annual fees totaling £1.3 million are payable by the Company and Regentrealm’s ultimate UK parent holding company to the Equity Sponsors. As at December 31, 2005, £3.0 million in respect of these fees was outstanding.

30                                  Post balance sheet events

There are no post balance sheet events to report.

31                                  Companies Act 1985

These financial statements do not comprise the statutory accounts of the Company or Regentrealm within the meaning of section 240 of the Companies Act 1985 of Great Britain. Statutory accounts of the Company and Regentrealm for the 52 weeks ended January 1, 2005 on which the auditors gave unqualified opinions have been delivered to the Registrar of Companies for England and Wales. The auditors have given unqualified opinions on the statutory accounts of the Company and Regentrealm for the 52 weeks ended December 31, 2005 that have not yet been delivered to the Registrar of Companies for England and Wales.

32                                  Ultimate Holding Company

The Company and Regentrealm’s ultimate U.K. parent undertaking is United Biscuits Group (Investments) Limited (“UBGI”). The Company and Regentrealm are included in its consolidated financial statements, copies of which are available from its registered office: Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE.

In the directors’ opinion, the Company’s and Regentrealm’s ultimate parent undertaking is United Biscuits (Equity) Limited which is incorporated in the Cayman Islands.

33                                  Employee share schemes

Company and Regentrealm

Following the UB acquisition, UBGI established a share scheme whereby certain employees of the Group were given the entitlement to purchase shares in UBGI at market value.

34                                  Transition to IFRS

For all periods up to and including the 52 weeks ended January 1, 2005, the Group prepared its financial statements in accordance with U.K. GAAP. The Group was required to prepare financial statements in accordance with IFRS as adopted by the European Union (EU) for the first time for the 52 weeks ended December 31, 2005.

Accordingly, the Group has prepared financial statements (including for the comparative year) that comply with IFRS applicable for periods beginning on or after January 2, 2005 and the significant accounting policies applied in meeting those requirements are described in Note 2. In preparing these financial statements, the Group has started from an opening balance sheet as at January 4, 2004, the Group’s date of transition to IFRS, and made those changes in accounting policies and other restatements required by IFRS 1 for first time adoption of IFRS. This Note explains the principal adjustments made by the Group in restating its U.K. GAAP balance sheet as at January 4, 2004 and its previously published U.K. GAAP financial statements for the 52 weeks ended January 1, 2005.

Exemptions applied

IFRS 1 allows first-time adopters certain exemptions from the general requirement to apply IFRS, as effective for December 2005 year ends, retrospectively. The Group has taken the following exemptions:

•             Comparative information on financial instruments is prepared under U.K. GAAP and the Group has adopted IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement” from January 2, 2005.

•             IFRS 3 “Business Combinations” has not been applied to acquisitions of subsidiaries or joint ventures that occurred before January 4, 2004.

•             The Group has recognized all cumulative actuarial gains and losses on pensions and other post-retirement benefits as at January 4, 2004, directly in equity. Accordingly, the Group discloses prospectively from January 4, 2004 the information required by IAS 19 on scheme obligations, scheme assets and experience adjustments on scheme assets and liabilities, as those amounts are determined.

•             Cumulative currency translation differences for all foreign operations are deemed to be zero as at January 4, 2004.

Reconciliation of the balance sheet at the transition date of January 4, 2004

The effect of the transition to IFRS as at the date of transition, January 4, 2004, was as follows:

	Company
	Note	As reported under UK GAAP (1)	Effect of transition to IFRS	As reported under IFRS
		(£ million)
ASSETS
Non-current assets
Intangible assets	(a)	598.6	31.6	630.2
Property, plant and equipment	(a)	433.5	(31.6)	401.9
Investment in joint venture	(b)	4.6	(3.8)	0.8
Deferred tax assets	(c)	3.7	124.5	128.2
Other non-current assets		0.2	—	0.2
Total non-current assets		1,040.6	120.7	1,161.3

Current assets
Inventories		81.0	—	81.0
Trade and other receivables		249.1	—	249.1
Cash and bank		31.4	—	31.4
Total current assets		361.5	—	361.5
TOTAL ASSETS		1,402.1	120.7	1,522.8

EQUITY AND LIABILITIES
Shareholder’s equity:
Issued share capital		2.0	—	2.0
Other reserves		—	—	—
Retained earnings		(643.2)	(6.8)	(650.0)
Total equity		(641.2)	(6.8)	(648.0)

Non-current liabilities
Borrowings	(d)	624.8	(1.7)	623.1
Amount due to parent company		824.4	—	824.4
Retirement benefit obligations	(e)	233.6	105.2	338.8
Provisions	(f)	45.0	(23.9)	21.1
Other non-current liabilities		1.9	0.1	2.0
Tax payable after one year		12.0	—	12.0
Deferred tax	(c)	—	22.6	22.6
Total non-current liabilities		1,741.7	102.3	1,844.0

Current liabilities
Trade and other payables	(b)	260.2	(3.8)	256.4
Borrowings	(d)	40.3	1.7	42.0
Provisions	(f)	—	27.3	27.3
Current tax payable		1.1	—	1.1
Total current liabilities		301.6	25.2	326.8
Total liabilities		2,043.3	127.5	2,170.8
TOTAL EQUITY AND LIABILITIES		1,402.1	120.7	1,522.8

(1)                                  The order and description of items “as reported under UK GAAP” has been adjusted to aid direct comparison with IFRS presentation.

	Regentrealm
	Note	As reported under UK GAAP (1)	Effect of transition to IFRS	As reported under IFRS
		(£ million)
ASSETS
Non-current assets
Intangible assets	(a)	598.6	31.6	630.2
Property, plant and equipment	(a)	433.5	(31.6)	401.9
Investment in joint venture	(b)	4.6	(3.8)	0.8
Deferred tax assets	(c)	3.7	124.5	128.2
Other non-current assets		0.2	—	0.2
Total non-current assets		1,040.6	120.7	1,161.3

Current assets
Inventories		81.0	—	81.0
Trade and other receivables		270.4	—	270.4
Cash and bank		31.4	—	31.4
Total current assets		382.8	—	382.8
TOTAL ASSETS		1,423.4	120.7	1,544.1

EQUITY AND LIABILITIES
Shareholder’s equity:
Issued share capital		2.0	—	2.0
Other reserves		—	—	—
Retained earnings		(630.1)	(6.8)	(636.9)
Total equity		(628.1)	(6.8)	(634.9)

Non-current liabilities
Borrowings	(d)	398.3	(0.7)	397.6
Amount due to parent company		1,057.1	—	1.057.1
Retirement benefit obligations	(e)	233.6	105.2	338.8
Provisions	(f)	45.0	(23.9)	21.1
Other non-current liabilities		1.9	0.1	2.0
Tax payable after one year		12.0	—	12.0
Deferred tax	(c)	—	22.6	22.6
Total non-current liabilities		1,747.9	103.3	1,851.2

Current liabilities
Trade and other payables	(b)	261.2	(3.8)	257.4
Borrowings	(d)	41.3	0.7	42.0
Provisions	(f)	—	27.3	27.3
Current tax payable		1.1	—	1.1
Total current liabilities		303.6	24.2	327.8
Total liabilities		2,051.5	127.5	2,179.0
TOTAL EQUITY AND LIABILITIES		1,423.4	120.7	1,544.1

(1)                                  The order and description of items “as reported under UK GAAP” has been adjusted to aid direct comparison with IFRS presentation.

Reconciliation of the balance sheet at January 1, 2005

The effect of the transition to IFRS as at January 1, 2005, was as follows:

	Company
	Note	As reported under UK GAAP(1)	Effect of transition to IFRS	As reported under IFRS
		(£ million)
ASSETS
Non-current assets
Intangible assets	(a)	768.6	65.5	834.1
Property, plant and equipment	(a)	449.2	(29.0)	420.2
Investment in joint venture	(b)	5.2	(4.6)	0.6
Deferred tax assets	(c)	—	105.3	105.3
Other non-current assets		0.3	—	0.3
Total non-current assets		1,223.3	137.2	1,360.5

Current assets
Inventories		84.5	—	84.5
Trade and other receivables		289.3	—	289.3
Cash and bank		77.6	—	77.6
Total current assets		451.4	—	451.4
TOTAL ASSETS		1,674.7	137.2	1,811.9

EQUITY AND LIABILITIES
Shareholder’s equity:
Issued share capital		2.0	—	2.0
Other reserves	(h)	—	(2.5)	(2.5)
Retained earnings		(750.2)	33.2	(717.0)
Total equity		(748.2)	30.7	(717.5)

Non-current liabilities
Borrowings	(d)	920.7	(1.9)	918.8
Amount due to parent company		922.4	—	922.4
Retirement benefit obligations	(e)	229.3	106.7	336.0
Provisions	(f)	26.3	(9.1)	17.2
Other non-current liabilities		1.1	0.1	1.2
Tax payable after one year		9.7	—	9.7
Deferred tax	(c)	3.2	3.3	6.5
Total non-current liabilities		2,112.7	99.1	2,211.8

Current liabilities
Trade and other payables	(b)	302.5	(4.6)	297.9
Borrowings	(d)	7.2	1.9	9.1
Provisions	(f)	—	10.1	10.1
Current tax payable		0.5	—	0.5
Total current liabilities		310.2	7.4	317.6
Total liabilities		2,422.9	106.5	2,529.4
TOTAL EQUITY AND LIABILITIES		1,674.7	137.2	1,811.9

(1)                                  The order and description of items “as reported under UK GAAP” has been adjusted to aid direct comparison with IFRS presentation.

	Regentrealm
	Note	As reported under UK GAAP(1)	Effect of transition to IFRS	As reported under IFRS
		(£ million)
ASSETS
Non-current assets
Intangible assets	(a)	768.6	65.5	834.1
Property, plant and equipment	(a)	449.2	(29.0)	420.2
Investment in joint venture	(b)	5.2	(4.6)	0.6
Deferred tax assets	(c)	—	105.3	105.3
Other non-current assets		0.3	—	0.3
Total non-current assets		1,223.3	137.2	1,360.5

Current assets
Inventories		84.5	—	84.5
Trade and other receivables		312.9	—	312.9
Cash and bank		77.6	—	77.6
Total current assets		475.0	—	475.0
TOTAL ASSETS		1,698.3	137.2	1,835.5

EQUITY AND LIABILITIES
Shareholder’s equity:
Issued share capital		2.0	—	2.0
Other reserves	(h)	—	(2.5)	(2.5)
Retained earnings		(736.8)	33.2	(703.6)
Total equity		(734.8)	30.7	(704.1)

Non-current liabilities
Borrowings	(d)	620.8	(1.7)	619.1
Amount due to parent company		1,231.5	—	1,231.5
Retirement benefit obligations	(e)	229.3	106.7	336.0
Provisions	(f)	26.3	(9.1)	17.2
Other non-current liabilities		1.1	0.1	1.2
Tax payable after one year		9.7	—	9.7
Deferred tax	(c)	3.2	3.3	6.5
Total non-current liabilities		2,121.9	99.3	2,221.2

Current liabilities
Trade and other payables	(b)	303.3	(4.6)	298.7
Borrowings	(d)	7.4	1.7	9.1
Provisions	(f)	—	10.1	10.1
Current tax payable		0.5	—	0.5
Total current liabilities		311.2	7.2	318.4
Total liabilities		2,433.1	106.5	2,539.6
TOTAL EQUITY AND LIABILITIES		1,698.3	137.2	1,835.5

(1)                                  The order and description of items “as reported under UK GAAP” has been adjusted to aid direct comparison with IFRS presentation.

Reconciliation of the loss for 52 weeks ended January 1, 2005

The transition to IFRS had the following effect on the loss reported for the 52 weeks ended January 1, 2005:

	Company
	Note	As reported under U.K. GAAP(1) (2)	Discontinued operations presentation change	Effect of transition to IFRS	As reported under IFRS
		(£ million)
Revenue		1,223.6	(13.5)	—	1,210.1

Cost of goods sold	(a)	(726.2)	9.7	(2.5)	(719.0)
Gross profit		497.4	(3.8)	(2.5)	491.1

Distribution, selling and marketing expenses		(255.0)	3.5	—	(251.5)
General and administrative expenses	(e)	(87.4)	1.1	1.5	(84.8)
Royalty and foreign exchange income		8.2	—	—	8.2

Business profit		163.2	0.8	(1.0)	163.0
Depreciation and amortization expense	(a)	(98.2)	0.2	37.7	(60.3)
Other income and expense:
Restructuring and acquisition related expenses	(f)	(19.8)	0.6	2.4	(16.8)
Loss on disposal or termination of businesses		(3.8)	3.5	—	(0.3)
Profit on disposal of property, plant and equipment		4.1	—	—	4.1
Profit before financing		45.5	5.1	39.1	89.7
Finance income		2.6	—	—	2.6
Finance costs	(e)	(165.8)	0.5	—	(165.3)
Other finance costs		(5.7)	—	(2.9)	(8.6)
Loss before tax and share of results of joint venture		(123.4)	5.6	36.2	(81.6)
Taxes	(e)	(3.6)	(1.9)	0.5	(5.0)
Loss before share of results of joint venture		(127.0)	3.7	36.7	(86.6)
Share of results of joint venture		0.5	—	—	0.5
Loss for the period from continuing operations		(126.5)	3.7	36.7	(86.1)

Discontinued operations
Loss for the period from discontinued operations		—	(3.7)	—	(3.7)

Loss attributable to shareholder		(126.5)	—	36.7	(89.8)

(1)                                  The order and description of items “as reported under UK GAAP” has been adjusted to aid direct comparison with IFRS presentation.

(2)                                  Cost of goods sold, selling, distribution and marketing expenses and general and administrative expenses have been restated to exclude depreciation and software amortization expense, which has been presented as a separate line item.

	Regentrealm
	Note	As reported under U.K. GAAP(1) (2)	Discontinued operations presentation change	Effect of transition to IFRS	As reported under IFRS
		(£ million)
Revenue		1,223.6	(13.5)	—	1,210.1

Cost of goods sold	(a)	(726.2)	9.7	(2.5)	(719.0)
Gross profit		497.4	(3.8)	(2.5)	491.1

Distribution, selling and marketing expenses		(255.0)	3.5	—	(251.5)
General and administrative expenses	(e)	(87.4)	1.1	1.5	(84.8)
Royalty and foreign exchange income		8.2	—	—	8.2

Business profit		163.2	0.8	(1.0)	163.0
Depreciation and amortization expense	(a)	(98.2)	0.2	37.7	(60.3)
Other income and expenses:
Restructuring and acquisition related expenses	(f)	(19.8)	0.6	2.4	(16.8)
Loss on disposal or termination of businesses		(3.8)	3.5	—	(0.3)
Profit on disposal of property, plant and equipment		4.1	—	—	4.1
Profit before financing		45.5	5.1	39.1	89.7
Finance income		2.6	—	—	2.6
Finance costs		(165.5)	0.5	—	(165.0)
Other finance costs	(e)	(5.7)	—	(2.9)	(8.6)
Loss before tax and share of results of joint venture		(123.1)	5.6	36.2	(81.3)
Taxes	(e)	(3.6)	(1.9)	0.5	(5.0)
Loss before share of results of joint venture		(126.7)	3.7	36.7	(86.3)
Share of results of joint venture		0.5	—	—	0.5
Loss for the period from continuing operations		(126.2)	3.7	36.7	(85.8)

Discontinued operations
Loss for the period from discontinued operations		—	(3.7)	—	(3.7)

Loss attributable to shareholder		(126.2)	—	36.7	(89.5)

(1)                                  The order and description of items “as reported under UK GAAP” has been adjusted to aid direct comparison with IFRS presentation.

(2)                                  Cost of goods sold, selling, distribution and marketing expenses and general and administrative expenses have been restated to exclude depreciation and software amortization expense, which has been presented as a separate line item.

Adoption of IFRS

The significant differences between U.K. GAAP and IFRS are as follows:

(a)                                 Intangible assets and property, plant and equipment

Intangible assets

(i)                                    Goodwill

Under U.K. GAAP, the Group capitalized and amortized goodwill over the period of its expected useful life, up to a maximum of 20 years.

Under IFRS, in accordance with IFRS 3 ‘Business Combinations’, the Group no longer amortizes goodwill, but instead tests for impairment on at least an annual basis. All goodwill was tested for impairment during the 52 weeks ended January 4, 2004 and January 1, 2005 and no impairments were identified.

(ii)                                Business Combinations

The method of accounting for business combinations under IFRS is different in a number of respects from the methodology previously applied under U.K. GAAP. The Group has elected to apply the exemption in IFRS 1 relating to business combinations and therefore the carrying amount of goodwill in the opening IFRS balance sheet is the same as that recorded under U.K. GAAP at the date of transition of £598.6 million.

With respect to acquisitions subsequent to the date of transition, the following differences applied to the Group:

•                      Under U.K. GAAP, the Group was required to value inventories acquired through a business combination at the lower of replacement cost and net realizable value. Under IFRS, inventories acquired through a business combination are valued at selling price less expected costs to complete, costs of disposal and a reasonable profit margin for the selling effort of the acquirer. In relation to the acquisitions of Jacob’s and Triunfo, the fair value of inventories acquired under IFRS was in excess of that recorded under U.K. GAAP by £2.5 million, resulting in a corresponding adjustment to goodwill on acquisition.

•                      The pension liability on Jacob’s pension schemes in accordance with IFRS exceeded that under U.K. GAAP by £1.3 million, net of deferred tax of £0.6 million, resulting in a corresponding adjustment to goodwill on acquisition.

•                      Under U.K. GAAP where it is not possible to complete the determination of fair values by the date on which the first post-acquisition financial statements are approved, a provisional assessment of fair values is made and any adjustments required to those provisional fair values, and the corresponding adjustments to goodwill, are incorporated in the financial statements for the first full accounting period following the acquisition. Under IFRS, such adjustments are also permitted subsequent to consummation of the acquisition, but the “allocation period” should not usually exceed one year from the date of consummation of the business combination.

(iii)                            Computer software

All computer software is included within tangible fixed assets on the U.K. GAAP balance sheet, but under IFRS only computer software that is integral to another fixed asset, such as an operating system for a complex piece of machinery, is included in property, plant and equipment. All other computer software is recorded as an intangible asset.

The effect of these differences on the balance sheets at January 4, 2004 and January 1, 2005 and on the loss from continuing operations for the 52 weeks ended January 1, 2005 was as follows:

	Company and Regentrealm
	At January 1, 2005	At January 4, 2004
	(£ million)
Intangible assets
Goodwill	36.5	—
Computer software	29.0	31.6
	65.5	31.6

Property, plant and equipment
Computer software	(29.0)	(31.6)

Company and Regentrealm
52 weeks ended January 1, 2005
(£ million)
Loss from continuing operations
Gross profit adjustment to inventory	(2.5)
Depreciation and amortization expense — goodwill	37.7
35.2

(b)                                 Investment in joint venture

Under U.K. GAAP the Group included its share of the results of its joint venture, KP Ireland Limited, in its consolidated financial statements under the gross equity method. The results of KP Ireland Limited were disclosed within operating profit and taxation in the income statement, and the investment in the balance sheet was analyzed as the Group’s share of the net assets of the joint venture (investment in joint venture) and a liability (trade and other payables) in respect of drawings from the joint venture.

Under IFRS, the Group has applied equity accounting on a net basis. Under the net equity method of accounting the Group’s share of the post-tax results of the joint venture are reported in the income statement as a single line item before loss for the year from continuing operations, and the net investment in the joint venture is reported as a single line item in the balance sheet.

The effect of this difference on the balance sheets as at January 4, 2004 and January 1, 2005 was as follows:

	Company and Regentrealm
	At January 1, 2005	At January 4, 2004
	(£ million)
Non-current assets
Investment in joint venture	(4.6)	(3.8)

Current liabilities
Trade and other payables	(4.6)	(3.8)

There was no effect on the loss from continuing operations for the 52 weeks ended January 1, 2005.

(c)                                 Deferred Tax

Retirement benefit obligations under IFRS are reflected gross of the associated deferred tax asset whereas under U.K. GAAP the net liability is included in the balance sheet. Under IFRS deferred tax is recognized on all temporary differences except to the extent that they do not meet the recognition criteria. Under U.K. GAAP certain of the temporary differences were not recognized.

The effect of this difference on the balance sheets as at January 4, 2004 and January 1, 2005 was as follows:

	Company and Regentrealm
	At January 1, 2005	At January 4, 2004
	(£ million)
Non-current assets - Deferred tax
Retirement benefits obligations	101.2	102.5
Foreign exchange differences	1.0	—
Presentation	3.1	22.0
	105.3	124.5

Non-current liabilities – Deferred tax
Presentation	3.3	22.6

There was no effect on the loss from continuing operations for the 52 weeks ended January 1, 2005.

(d)                                 Borrowings

Under U.K. GAAP debt finance costs, which are expected to be amortized during a period of one year from the balance sheet date, are offset against the current portion of borrowings. Under IFRS all unamortized debt finance costs are offset against the non-current portion of borrowings.

The effect of this difference on the balance sheets as at January 4, 2004 and January 1, 2005 was as follows:

	At January 1, 2005	At January 4, 2004
	(£ million)
Company
Non-current liabilities – Borrowings
Unamortized debt finance costs	(1.9)	(1.7)

Current liabilities – Borrowings
Unamortized debt finance costs	1.9	1.7

Regentrealm
Non-current liabilities – Borrowings
Unamortized debt finance costs	(1.7)	(0.7)

Current liabilities – Borrowings
Unamortized debt finance costs	1.7	0.7

There was no effect on the loss from continuing operations for the 52 weeks ended January 1, 2005.

(e)                                  Pensions and similar obligations

For U.K. GAAP, with effect from December 29, 2002, the Group adopted FRS 17 “Retirement Benefits.” Under FRS 17, the assets and liabilities of defined benefit pension plans in the balance sheet were calculated using actuarial methods and the operating and financing costs of defined benefit pension plans were recognized in the income statement as operating costs and interest costs, respectively. Variations from expected costs, arising from the experience of the plans or changes in actuarial assumptions were recognized immediately in the statement of total recognized gains and losses (“STRGL”). The costs of individual events such as past service benefit enhancements, settlements and curtailments were recognized immediately in the income statement.

Under IFRS, the Group’s accounting policy for pensions will be substantially the same, as it will early adopt and apply the option allowed under IAS 19 (amended) “Employee Benefits” to take actuarial gains and losses directly to equity through the statement of recognized income and expense. This treatment is similar to that prescribed by FRS 17 using the STRGL under U.K. GAAP. However, there are a number of technical differences under IAS 19 that give rise to variations in the amounts previously reported under FRS 17. The most significant of these changes to the Group is the use of bid value to measure plan assets rather than mid-market value. Some additional employee benefits that had not previously been recognized for U.K. GAAP were identified to be within the scope of IAS 19.

In addition, deferred tax balances arising in respect of pension assets and liabilities are not netted off against those relating to pension balances as for U.K. GAAP, but under IFRS are classified together with other deferred tax balances.

The effect of these differences on the balance sheets at January 4, 2004 and January 1, 2005 and on the loss from continuing operations for the 52 weeks ended January 1, 2005 was as follows:

	Company and Regentrealm
	At January 1, 2005	At January 4, 2004
	(£ million)
Retirement benefit obligations
Restatement of UK Schemes, gross of associated deferred tax	(98.5)	(100.8)
Restatement of Netherlands Scheme, gross of associated deferred tax	0.2	0.6
Additional liabilities recognized under IAS 19	(8.4)	(5.0)
	(106.7)	(105.2)

Company and Regentrealm
52 weeks ended January 1, 2005
(£ million)
Loss from continuing operations
General and administrative expenses	1.5
Other finance costs	(2.9)
Taxes	0.5
(0.9)

(f)                                    Provisions

Under U.K. GAAP all provisions were included in the balance sheet as a single line item, regardless of the expected settlement date.

IFRS requires the portion of any provisions that, at the balance sheet date, are expected to be paid within one year, to be presented on the balance sheet within current liabilities as short-term provisions.

The effect of these differences on the balance sheets at January 4, 2004 and January 1, 2005 and on the loss from continuing operations for the 52 weeks ended January 1, 2005 was as follows:

	Company and Regentrealm
	At January 1, 2005	At January 4, 2004
	(£ million)
Non-current liabilities - Provisions
Reclassification of provisions due in less than one year	(10.1)	(27.3)
Full recognition of CATS retirement benefit obligation (IAS 19)	1.0	3.4
	(9.1)	(23.9)

Current liabilities - Provisions
Reclassification of provisions due in less than one year	10.1	27.3

Company and Regentrealm
52 weeks ended January 1, 2005
(£ million)
Loss from continuing operations
Restructuring and acquisition-related expense	2.4
2.4

(g)                                 Discontinued Operations

Under U.K. GAAP the Group presented the operating results of discontinued operations disposed of during the year separately from the exceptional loss on disposal. Under IFRS, the Group’s interest in the Benelux snacks business, until its disposal in August 2004, is presented after continuing operations and represents the results of operations after interest and the loss on disposal, both net of tax.

(h)                                 Cumulative Translation Differences

Translation differences arise from the consolidation of the results of foreign operations at average rate and the balance sheet at year-end rate of exchange. U.K. GAAP does not require these translation differences to be separately identified and accounted for in subsequent disposals of foreign operations. Under IFRS, in accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates,” cumulative translation differences arising on the translation and consolidation of foreign operations’ income statements and balance sheets are separately recorded in equity, net of any movements on related hedging instruments. On disposal of a foreign operation, the cumulative translation differences for that foreign operation are transferred to the income statement as part of the gain or loss on disposal.

Applying the exemption under IFRS 1, the Group is not required to record cumulative translation differences arising prior to the transition date. In utilizing this exemption, all cumulative translation differences are deemed to be zero as at January 4, 2004 and all subsequent disposals shall exclude any translation differences arising prior to the date of transition.

Restatement on the adoption of IAS 32 and IAS 39

Under IFRS 1, the Group is not required to present comparative information compliant with IAS 32 “Financial Instruments: Disclosure and Presentation” (“IAS 32”) and IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”). Instead, U.K. GAAP may be applied to financial instruments for comparative information purposes. Management has elected to use this exemption to retain the comparability of the information given for prior years.

The differences between the IFRS standards IAS 32 and IAS 39 and U.K. GAAP, which are immediately relevant to the Group, are the requirement to recognize all derivatives on the balance sheet and the detailed requirements that have to be met to qualify for hedge accounting.

The Group’s hedging strategy is unchanged in respect of both hedging the net investment position of foreign subsidiaries and covering the transactional risk of foreign currency purchases. However, the stricter designation, documentation requirements and effectiveness testing needed to qualify for hedge accounting under IFRS mean that transactions undertaken as hedges under U.K. GAAP may not qualify for the same treatment under IFRS. As far as possible, the Group has structured its ongoing hedging activities to comply with the requirements of IFRS. However, the timing of clarification on the IFRS rules has meant that it has not been possible to ensure that the hedges taken out in accordance with U.K. GAAP in 2003 and 2004 are compliant with the hedge accounting requirements of IFRS.

Had the Group reported the 2004 comparative information to comply with IAS 32 and IAS 39, the nature of the main adjustments required would be that derivatives contracted to hedge purchases which remain forecasted at the balance sheet date and derivatives contracted to fix future interest costs would be included as assets or liabilities at fair value with the valuation movements reflected in profit or loss to the extent that hedge accounting criteria are not met. Derivatives contracted to hedge transactions which have occurred, and for which a financial asset or liability has been recognized, would be treated similarly.

The effect of the adoption of IAS 32 and IAS 39 is as follows:

Company and Regentrealm
At January 2, 2005
(£ million)
Non-current assets:
Deferred tax on interest rate swaps	0.4
Deferred tax on forward currency contracts	0.5
0.9

Current assets:
Interest rate swaps	0.1
Forward currency contracts	1.7
1.8

Non-current liabilities – interest rate swaps	0.2

Non-current liabilities – deferred tax	0.5

Current liabilities:
Interest rate swaps	1.3
Forward currency contracts	1.6
2.9

The effect of the adoption of IAS 32 and IAS 39 on the equity of the Group at January 2, 2005 is as follows:

	Company
	As reported under IFRS at January 1, 2005	Adoption of IAS 32 and IAS 39	As restated under IFRS at January 2, 2005
		(£ million)

ASSETS
Non-current assets
Intangible assets	834.1	—	834.1
Property, plant and equipment	420.2	—	420.2
Investment in joint venture	0.6	—	0.6
Deferred tax assets	105.3	0.9	106.2
Other non-current assets	0.3	—	0.3
Total non-current assets	1,360.5	0.9	1,361.4

Current assets
Inventories	84.5	—	84.5
Trade and other receivables	289.3	—	289.3
Derivative financial instruments	—	1.8	1.8
Cash and bank	77.6	—	77.6
Total current assets	451.4	1.8	453.2
TOTAL ASSETS	1,811.9	2.7	1,814.6

EQUITY AND LIABILITIES
Shareholder’s equity:
Issued share capital	2.0	—	2.0
Other reserves	(2.5)	(1.0)	(3.5)
Retained earnings	(717.0)	0.1	(716.9)
Total equity	(717.5)	(0.9)	(718.4)

Non-current liabilities
Borrowings	918.8	—	918.8
Derivative financial instruments	—	0.2	0.2
Amount due to parent company	922.4	—	922.4
Retirement benefit obligations	336.0	—	336.0
Provisions	17.2	—	17.2
Other non-current liabilities	1.2	—	1.2
Tax payable after one year	9.7	—	9.7
Deferred tax	6.5	0.5	7.0
Total non-current liabilities	2,211.8	0.7	2,212.5

Current liabilities
Trade and other payables	297.9	—	297.9
Borrowings	9.1	—	9.1
Derivative financial instruments	—	2.9	2.9
Provisions	10.1	—	10.1
Current tax payable	0.5	—	0.5
Total current liabilities	317.6	2.9	320.5
Total liabilities	2,529.4	3.6	2,533.0
TOTAL EQUITY AND LIABILITIES	1,811.9	2.7	1,814.6

	Regentrealm
	As reported under IFRS at January 1, 2005	Adoption of IAS 32 and IAS 39	As restated under IFRS at January 2, 2005
		(£ million)

ASSETS
Non-current assets
Intangible assets	834.1	—	834.1
Property, plant and equipment	420.2	—	420.2
Investment in joint venture	0.6	—	0.6
Deferred tax assets	105.3	0.9	106.2
Other non-current assets	0.3	—	0.3
Total non-current assets	1,360.5	0.9	1,361.4

Current assets
Inventories	84.5	—	84.5
Trade and other receivables	312.9	—	312.9
Derivative financial instruments	—	1.8	1.8
Cash and bank	77.6	—	77.6
Total current assets	475.0	1.8	476.8
TOTAL ASSETS	1,835.5	2.7	1,838.2

EQUITY AND LIABILITIES
Shareholder’s equity:
Issued share capital	2.0	—	2.0
Other reserves	(2.5)	(1.0)	(3.5)
Retained earnings	(703.6)	0.1	(703.5)
Total equity	(704.1)	(0.9)	(705.0)

Non-current liabilities
Borrowings	619.1	—	619.1
Derivative financial instruments	—	0.2	0.2
Amount due to parent company	1,231.5	—	1,231.5
Retirement benefit obligations	336.0	—	336.0
Provisions	17.2	—	17.2
Other non-current liabilities	1.2	—	1.2
Tax payable after one year	9.7	—	9.7
Deferred tax	6.5	0.5	7.0
Total non-current liabilities	2,221.2	0.7	2,221.9

Current liabilities
Trade and other payables	298.7	—	298.7
Borrowings	9.1	—	9.1
Derivative financial instruments	—	2.9	2.9
Provisions	10.1	—	10.1
Current tax payable	0.5	—	0.5
Total current liabilities	318.4	2.9	321.3
Total liabilities	2,539.6	3.6	2,543.2
TOTAL EQUITY AND LIABILITIES	1,835.5	2.7	1,838.2

Cash flow statement

The transition from U.K. GAAP to IFRS has no effect upon the reported cash flows by the Group. The IFRS cash flow statement is presented in a different format from that required under U.K. GAAP with cash flows split into three categories of activities – operating activities, investing activities and financing activities. The reconciling items between the U.K. GAAP presentation and the IFRS presentation have no net impact on the cash flows generated.

In preparing the cash flow statement under IFRS, cash and cash equivalents include cash at bank and in hand, highly liquid interest bearing securities with original maturities of three months or less, and bank overdrafts. Under U.K. GAAP highly liquid interest bearing securities were not classified as cash equivalents.

35                                 Differences between IFRS and U.S. GAAP

The consolidated financial statements are prepared in accordance with IFRS which differ in certain respects from U.S. GAAP. The significant differences applicable in the determination of loss attributable to shareholder, comprehensive loss and shareholder’s deficit are described below.

Property, plant and equipment

Under IFRS, impairments of property, plant and equipment are reflected in the balance sheet in accumulated depreciation. Under U.S. GAAP, amounts relating to the impairment of property, plant and equipment are deducted from cost.

Goodwill

Under IFRS, goodwill is not amortized but is subject to annual impairment reviews or more frequently where there are indications of impairment. Other intangible assets are capitalized and amortized over their useful lives. This is generally consistent with U.S. GAAP, except that the goodwill balance recognized under IFRS at the transition date of January 4, 2004 is the balance recognized under U.K. GAAP, which is not the same as the goodwill balance recognized at that date for U.S. GAAP due to the fact that goodwill was amortized under U.K. GAAP but not for U.S. GAAP.

Retirement benefits

In accordance with IAS 19, the operating and financing costs of pension and post-retirement plans are recognized separately in the income statement. Service costs are systematically spread over the service lives of the employees and finance costs are recognized in the period in which they arise. Finance costs include the interest cost and the expected return on assets (calculated using the market value of assets). The costs of past service benefit enhancements, settlements and curtailments are also recognized in the period in which they arise. The differences between actual and expected returns on assets during the year, including changes in actuarial assumptions, are recognized in the consolidated statement of recognized income and expense. The surplus or deficit in the plans is reported within the Group’s non-current liabilities.

Under U.S. GAAP, Statement of Financial Accounting Standards 87 “Employers’ Accounting for Pensions,” (“SFAS 87”), the current service cost, the finance cost and the expected return on assets are all charged (or credited) to operating income. The difference between actual and expected returns on assets during the year, including changes in actuarial assumptions, are amortized through profit before finance over the average remaining service lives of the employees. Unfunded accrued or prepaid pension costs must be recognized where the unfunded accumulated benefit obligation (being the actuarial present value of benefits attributed by the pension benefit formula to employee service rendered prior to that date and based on current and past compensation levels) exceeds the fair value of plan assets, and an additional liability must also be recognized. If this liability exceeds the unrecognized prior service cost, the excess is recorded as an increase to shareholder’s deficit, net of tax.

For the purpose of the reconciliations below, the Group adopted the provisions of SFAS 87 with respect to its pension plans from January 3, 1999. The Group did not implement SFAS 87 as of its effective date for non-U.S. pension plans (fiscal years beginning after December 15, 1988) due to the unavailability of actuarial data. Accordingly, a portion of the transition asset of the UBUK schemes at January 3, 1999 was allocated to shareholder’s equity based on a ratio of 10/18 for the Pension Plan and 10/21 for the Supplemental Scheme.

In the course of the Group’s transition to IFRS, it identified a post-retirement healthcare obligation in its Netherlands subsidiary that was required to be recognized under IFRS. This obligation should also have been recognized under U.S. GAAP. As a consequence, the Group has increased the shareholder’s deficit by £3.7 million as at January 1, 2005 to recognize this additional liability. Also with regard to this, the net loss for the 52 weeks ended January 1, 2005 has been reduced by £0.3 million.

Restructuring costs

Included within provisions for liabilities and charges of the Group under IFRS are amounts which relate to the restructuring and reorganization of the Group’s operations.

Under IFRS, a provision for restructuring costs is recognized when an entity has a present obligation, either legal or constructive, as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Generally, this requires management to have committed to a restructuring plan, for the plan to be communicated to employees and for actions required to complete the plan to indicate it is unlikely there will be significant changes to the plan or that the plan will be withdrawn. In particular, the plan should include the expected completion date, the number of employees to be terminated, their roles and locations and the terms of the benefit arrangements that employees will receive upon termination in sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are terminated.

U.S. GAAP requires a liability for a cost associated with an exit or disposal plan, which may relate to a restructuring, discontinued operations, a plant closing or other exit or disposal activity, to be recognized and measured at fair value when the liability is incurred. Therefore, under U.S. GAAP, commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability.

The timing of recognition of termination benefits is dependent on meeting the criteria for IFRS, but also whether employees will be required to continue to render services beyond a minimum retention period. If employees are not required to render service until they are terminated in order to receive termination benefits or if they will not be retained to render service beyond the minimum retention period, a liability for the termination benefits is recognized and measured at its fair value at the date of the communication.

Other costs associated with an exit or disposal plan are simply recognized when they are incurred, which is normally when the goods or services associated with the activity are received.

During 2004, the Group incurred £1.4 million of costs associated with the Jacob’s acquisition. Under U.S. GAAP, these costs were added to the cost of investment. During 2005, and within 12 months after the acquisition date, further charges of £1.0 million were made in relation to severance payments, consultancy fees and relocation costs. These were added to the cost of investment. Under IFRS, these amounts were expensed as incurred in the income statement as restructuring and acquisition-related expenses.

Deferred tax

Under IFRS, full provision for deferred tax is made although there are a number of different bases from U.S. GAAP on which this calculation is made, for example, the elimination of intra-group profit on inventories. Deferred tax is provided on a full liability basis under U.S. GAAP which requires deferred tax assets to be recognized without a valuation allowance if their realization is considered to be more likely than not.

Accounting for derivatives

Under the transitional provisions of IFRS 1, comparative information for financial instruments is not restated for IFRS but retains its presentation as reported under previous U.K. GAAP. Under IFRS, on adoption of IAS 39 on January 2, 2005 derivative financial instruments were recorded at fair value with the gain or loss taken directly to equity and later recognized in the income statement in the same period as the hedged item. Under US GAAP, the derivative financial instruments were already at fair value with the gain/loss having gone through the income statement in prior years. Under U.K. GAAP derivative financial instruments were not recognized on the balance sheet.

For the 52 weeks ended December 31, 2005

Under IFRS and U.S. GAAP derivative financial instruments are initially recognized on the balance sheet at cost and are remeasured to their fair value at subsequent reporting dates. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract qualifies for hedge accounting.

Changes in the fair value of derivatives that are designated and effective as hedges of future cash flows relating to firm commitments and forecasted transactions are recognized in accumulated other comprehensive income. If the hedged firm commitment or forecasted transaction results in the recognition of an asset or liability, the gains or losses previously included in accumulated other comprehensive income are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or liability, amounts deferred in accumulated other comprehensive income are recognized in earnings in the same period in which the firm commitment or forecasted transaction affects earnings.

Certain derivative instruments, while providing effective economic hedges under the Group’s policies, do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for cash flow hedge accounting are recognized immediately in earnings.

At the inception of the transaction the Group documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking hedge transactions. This process includes linking all derivatives designated as hedges to specific firm commitments or forecasted transactions. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, as to whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the cash flows of hedged items.

Hedge accounting is discontinued when the hedging instrument expires or is terminated, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognized in accumulated other comprehensive income remains in accumulated other comprehensive income until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the cumulative gain or loss recognized in accumulated other comprehensive income is transferred to earnings immediately.

For the 52 weeks ended January 1, 2005

The Group’s forward foreign exchange contracts did not qualify for hedge accounting under the provisions of SFAS 133. The fair value of the Company’s and Regentrealm’s forward foreign exchange contracts at January 1, 2005 of £0.1 million is recorded in other current assets, and the change in their fair value during the 52 weeks ended January 1, 2005 of £1.0 million is charged to net loss for the period.

During the 52 weeks ended January 1, 2005, unrealized net gains totaling £1.0 million, after taxes, were recorded in other comprehensive income (2003: unrealized net gains totaling £3.7 million, 2002: unrealized losses totaling £1.1 million). £0.9 million of this was reclassified to earnings in the following 12 months. The hedges are considered to be fully effective as the critical terms match exactly.

The fair value of the Company’s and Regentrealm’s interest rate swaps was £1.4 million of which £0.2 million was recorded as other non-current liabilities and £1.2 million as current liabilities.

The Group’s commodity contracts did not qualify as hedges under the provisions of SFAS 133. The fair value of the Company’s and Regentrealm’s commodity contracts at January 1, 2005 of £0.3 million is recorded in current liabilities and the change in fair value during the 52 weeks ended January 1, 2005 of £1.4 million is debited to net loss for the period.

Neither the Company nor Regentrealm had any fixed rate to floating rate interest rate swaps.

Business Combinations

During 2004, the Group acquired Jacob’s and Triunfo and under IFRS has recognized intangible assets (purchased brands and licenses) of £98.3 million and goodwill of £107.9 million on acquisition. For U.S. GAAP these amounts have been adjusted for the following:

•                  Pensions

The pension liability on the Jacob’s schemes in accordance with IFRS exceeded that under U.S. GAAP by £0.3 million, net of deferred tax of £0.1 million, resulting in a corresponding adjustment to goodwill on acquisition.

•                  Restructuring and integration costs

On the acquisition of a business, certain costs of reorganizing and integrating the acquired business are required to be taken to the income statement under IFRS, but are treated as liabilities assumed at the acquisition date and recognized as fair value adjustments to goodwill under U.S. GAAP. The total costs recognized in the income statement for IFRS that have been treated as liabilities assumed at the date of acquisition for U.S. GAAP amount to £6.0 million, £2.4 million in relation to Jacob’s and £3.6 million in relation to Triunfo.

Accounting for certain sales incentives and consideration paid to resellers

Under U.S. GAAP the Company and Regentrealm apply the provisions of the Emerging Issues Task Force (EITF) Issue No. 00-14, “Accounting for Certain Sales Incentives,” and EITF Issue No. 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s products,” (codified in EITF Issue No. 01-09). The impact on the financial statements of the Company and Regentrealm resulting from the application of these requirements is to reduce turnover and reduce distribution, selling and marketing costs by the amount of “slotting fees” paid to retailers, some of which under IFRS have been included in distribution, selling and marketing costs. In the year ended December 31, 2005 the amount of this reclassification was £42.8 million (2004: £37.2 million).

Other income and expense

Certain items of other income and expense presented below business profit for IFRS would be presented as a component of operating profit for U.S. GAAP. This difference does not affect net loss.

New accounting standards

In November 2004, the FASB issued SFAS No. 151 “Inventory Costs, an amendment of ARB No. 43, Chapter 4” (“SFAS 151”) to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material effect on the results or net assets of the Group.

In December 2004, the FASB issued SFAS No. 153 “Exchanges of Non-Monetary Assets, an amendment of APB Opinion No. 29” (“SFAS 153”). This statement eliminates the exception in Opinion No. 29 for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that lack commercial substance. The statement will become effective for the Group in 2006 and will be applied prospectively.

In May 2005, the FASB issued SFAS No. 154 “Accounting changes and Error Corrections” (“SFAS 154”), which replaces APB Opinion No. 20 and SFAS No. 3. The statement establishes retrospective application as the required method of reporting a change in accounting principle in the absence of explicit transition requirements for new accounting pronouncements. Error corrections must be applied in the same way as accounting changes. The Group will adopt SFAS 154 in 2006.

Reconciliation statements

The following statements provide reconciliations between the loss attributable to shareholder under IFRS and net loss under U.S. GAAP and between shareholder’s deficit under IFRS and shareholder’s deficit under U.S. GAAP, as well as showing comprehensive loss under U.S. GAAP.

Net loss

		52 weeks ended December 31, 2005	52 weeks ended January 1, 2005 Restated(1)
		(£ million)
	Company

	Loss attributable to shareholder as reported in the consolidated income statement under IFRS	(68.8)	(89.8)
	Adjustments:
	Pension and other post-retirement costs(1)(2)	(10.5)	(2.0)
	Loss on commodity contracts	—	(1.4)
	Profit on forward currency contracts	—	1.0
	Restructuring costs	1.1	(6.6)
Deferred tax	- methodology	0.1	0.1
	- on pension adjustments	3.2	0.5
	- on other adjustments	0.2	(0.4)
	Net loss in accordance with U.S. GAAP	(74.7)	(98.6)

	Arising from:
	Continuing operations	(74.7)	(96.7)
	Discontinued operations - result for the year	—	(1.9)
	Net loss	(74.7)	(98.6)

	Regentrealm

	Loss attributable to shareholder as reported in the consolidated income statement under IFRS	(68.4)	(89.5)
	Adjustments:
	Pension costs(2)	(10.5)	(2.0)
	Loss on commodity contracts	—	(1.4)
	Profit on forward currency contracts	—	1.0
	Restructuring costs	1.1	(6.6)
Deferred tax	- methodology	0.1	0.1
	- on pension adjustments	3.2	0.5
	- on other adjustments	0.2	(0.4)
	Net loss in accordance with U.S. GAAP	(74.3)	(98.3)

	Arising from:
	Continuing operations	(74.3)	(96.4)
	Discontinued operations - result for the year	—	(1.9)
	Net loss	(74.3)	(98.3)

(1)          In the course of the Group’s transition to IFRS, it identified a post-retirement healthcare obligation in its Netherlands subsidiary that was required to be recognized under IFRS. This obligation should also have been recognized under U.S. GAAP. As a consequence, pension and other post-retirement costs for the 52 weeks ended January 1, 2005 have been reduced by £0.3 million.

(2)          The adjustment to pension and other post-retirement costs for the 52 weeks ended December 31, 2005 includes a debit of £2.1 million in respect of the Netherlands post-retirement medical scheme. Under IFRS the full provision release resulting from the change to the law in the Netherlands has been recognized in the year. For U.S. GAAP this is to be amortized over the average remaining life expectancy of the membership, estimated to be 15 years. Consequently £2.1 million of deferred income has been recorded in the balance sheet.

Comprehensive loss

Comprehensive loss under U.S. GAAP is as follows:

	52 weeks ended December 31, 2005	52 weeks ended January 1, 2005 Restated(1)
	(£ million)
Company

Net loss under U.S. GAAP	(74.7)	(98.6)
Derivative financial instruments : gain arising in the year, net of tax of £0.5 million (2004: £0.5 million)	1.1	1.0
Foreign exchange translation differences, net of tax effect of £0.8 million (2004: £1.1 million)	2.0	(2.4)
Additional pension liability adjustment net of tax effect of £10.6 million (2004: £10.2 million)	24.8	23.8
Comprehensive loss	(46.8)	(76.2)

Regentrealm

Net loss under U.S. GAAP	(74.3)	(98.3)
Derivative financial instruments: gain arising in the year, net of tax of £0.5 million (2004: £0.5 million)	1.1	1.0
Foreign exchange translation differences, net of tax effect of £0.8 million (2004: £1.1 million)	2.0	(2.4)
Additional pension liability adjustment net of tax effect of £10.6 million (2004: £10.2 million)	24.8	23.8
Comprehensive loss	(46.4)	(75.9)

(1)          In the course of the Group’s transition to IFRS, it identified a post-retirement healthcare obligation in its Netherlands subsidiary that was required to be recognized under IFRS. This obligation should also have been recognized under U.S. GAAP. As a consequence, net loss for the 52 weeks ended January 1, 2005 have been reduced by £0.3 million.

Shareholder’s deficit

	Company
	December 31, 2005	January 1, 2005 Restated(1)
	(£ million)
Shareholder’s deficit as reported in the consolidated balance sheet under IFRS	(773.7)	(717.5)
Adjustments:
Intangible assets – goodwill
Cost	78.9	76.9
Property, plant and equipment and computer software:
Cost	(40.9)	(17.6)
Accumulated depreciation	40.9	17.6
Current assets
Deferred debt issue costs – current portion	3.0	3.1
Fair value of commodity contracts	—	—
Fair value of derivatives – forward currency contracts	—	0.1
Non-current assets:
Deferred debt issue costs	11.8	15.4
Pensions – prepaid benefit cost	7.2	7.5
Current liabilities;
Current liabilities – premium on debt issue	(1.1)	(1.1)
Fair value of derivatives:
Commodity contracts	—	(0.3)
Interest rate swaps	—	(1.2)
Provisions for liabilities and charges	—	1.3
Non-current liabilities:
Loans and finance lease obligations	(9.1)	(11.7)
Long-term liabilities – premium on debt issue	(4.6)	(5.7)
Fair value of derivatives:
Forward currency contracts	—	—
Interest rate swaps	—	(0.2)
Pensions – accrued benefit liability	81.6	70.9
Deferred tax:
methodology	1.2	1.1
on pension adjustments	(26.6)	(23.6)
on other adjustments	2.9	2.8
Shareholder’s deficit in accordance with U.S. GAAP	(628.5)	(582.2)

(1)          In the course of the Group’s transition to IFRS, it identified a post-retirement healthcare obligation in its Netherlands subsidiary that was required to be recognized under IFRS. This obligation should also have been recognized under U.S. GAAP. As a consequence, the Group has increased the shareholder’s deficit by £3.7 million as at January 1, 2005 to recognize this additional liability.

	Regentrealm
	December 31, 2005	January 1, 2005 Restated(1)
	(£ million)
Shareholder’s deficit as reported in the consolidated balance sheet under IFRS	(759.9)	(704.1)
Adjustments:
Intangible assets – goodwill
Cost	78.9	76.9
Property, plant and equipment and computer software:
Cost	(40.9)	(17.6)
Accumulated depreciation	40.9	17.6
Current assets
Deferred debt issue costs - current portion	1.7	1.8
Fair value of commodity contracts	—	—
Fair value of derivatives – forward currency contracts	—	0.1
Non-current assets:
Deferred debt issue costs	6.1	8.4
Pensions - prepaid benefit cost	7.2	7.5
Current liabilities:
Fair value of derivatives:
Commodity contracts	—	(0.3)
Interest rate swaps	—	(1.2)
Provisions for liabilities and charges	—	1.3
Non-current liabilities:
Loans and finance lease obligations	(7.8)	(10.2)
Fair value of derivatives:
Forward currency contracts	—	—
Interest rate swaps	—	(0.2)
Pensions - accrued benefit liability	81.6	70.9
Deferred tax:
methodology	1.2	1.1
on pension adjustments	(26.6)	(23.6)
on other adjustments	2.9	2.8
Shareholder’s deficit in accordance with U.S. GAAP	(614.7)	(568.8)

(1)          In the course of the Group’s transition to IFRS, it identified a post-retirement healthcare obligation in its Netherlands subsidiary that was required to be recognized under IFRS. This obligation should also have been recognized under U.S. GAAP. As a consequence, the Group has increased the shareholder’s deficit by £3.7 million as at January 1, 2005 to recognize this additional liability.

Consolidated statement of cash flows

The consolidated statement of cash flows prepared under IFRS presents substantially the same information as that required under U.S. GAAP.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Basis of Presentation of Information

References to “UB Finance” are to United Biscuits Finance plc and references to “Regentrealm” are to Regentrealm Limited, a direct wholly owned subsidiary of UB Finance. Unless the context otherwise requires, “we,” “us,” “our,” “the group” and the “Company” refer collectively to UB Finance and its subsidiaries. All amounts presented in the operating and financial review and prospects are in accordance with IFRS as adopted by the European Union.

Market Information

The market, industry and product segment data contained in this annual report have been taken from industry and other sources available to us and in some cases adjusted based on our management’s industry and other knowledge. All market share information in this annual report is based on the retail value of the referenced entity’s share of the total estimated retail sales of the referenced market for the calendar year 2005. We have not independently verified any third-party market information. Similarly, while we believe our internal estimates are reliable, they have not been verified by any independent sources and we cannot assure you as to their accuracy.

History and Development of the Company

UB Finance, through its subsidiaries, holds 100% of the equity of United Biscuits (Holdings) Limited, which acts as the holding company of our operating subsidiaries.

The acquisition of UB in April 2000 was financed by funds advised or managed by Cinven Limited (“Cinven”), PAI management (“PAI”), MidOcean Partners, LLP (“MidOcean”) and Kraft Foods Inc., (collectively, the “Equity Sponsors”). In connection with this acquisition, a group of entities, including UB Finance and Regentrealm, were formed as financing vehicles.

We are the leading manufacturer and marketer of biscuits in the United Kingdom, Spain and Portugal and the second-largest manufacturer and marketer of biscuits in France, the Netherlands and Belgium. In the United Kingdom, we are the leading manufacturer and marketer of packaged nuts and the second-largest manufacturer and marketer of savory snacks and crisps. We manufacture and market a wide range of products in continental Western Europe under well-recognized brand names. Branded products accounted for approximately 88% of our sales from continuing operations in 2005. Our popular brands include: McVitie’s, Penguin, go ahead!, McVitie’s Jaffa Cakes, Jacob’s, Jacob’s Cream Crackers, Twiglets, Marbu Dorada, Chiquilin, Fontaneda, Filipinos, BN, Delacre, Verkade, Hula Hoops, Skips, Mini Cheddars, McCoy’s, and KP nuts.

Operating Results

Overview

We manage our business through a region-based organizational structure with five segments comprising UK, Northern Europe, Southern Europe, International Sales and Central.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 2 of Notes to the Financial Statements appearing elsewhere in this annual report and conform with IFRS. Our critical accounting policies are those which have a significant impact on the reporting of our financial condition, results of operations and cash flows, and that require significant management judgment and estimates. Our critical accounting policies are: impairment of assets, pension costs and revenue, marketing and promotional expenses.

Impairment of Assets

We assess at each reporting date whether there is indication that an asset may be impaired. For goodwill, the recoverable amounts of the cash-generating units (equivalent to our reported primary business segments) to which goodwill arising on business combinations has been allocated, are tested for impairment annually, or more frequently when events or changes in circumstance indicate that they might be impaired. Brands and licenses acquired through business combinations are tested for impairment annually, or more frequently when events or changes in circumstance indicate that they might be impaired. For property, plant and equipment and intangible assets with finite lives, carrying values are reviewed for impairment when events or changes in circumstance indicate the carrying value may be impaired. Indications of impairment are a matter of judgment and may arise, for example, as a result of changing patterns of customer behavior or general economic and industry conditions. Where there are indications of impairment, the carrying value of property, plant and equipment or intangible asset or goodwill is compared to the recoverable amount, being the higher of fair value less cost to sell and value in use. The fair value less costs to sell is the amount that could be obtained on disposal of the asset and the value in use is determined by discounting the future expected cash flows resulting from the continued use of the asset and its eventual disposition. If the carrying value of goodwill, an intangible asset, or an item of property, plant and equipment is found to be greater than its value in use to us or its net selling price, the carrying value of the asset is written down to its recoverable amount. Actual outcomes could vary significantly from such estimates of discounted future cash flows. Under U.S. GAAP, the carrying value of capitalized goodwill and intangible asset brands is subject to at least an annual impairment review and the carrying value of tangible fixed assets is reviewed where there are indications of impairment.

Pension Costs

The determination of our obligation and expense for pension costs is based on recognized actuarial methods (projected unit credit method) and dependent on our selection of assumptions used by actuaries in calculating such amounts. These assumptions and include the discount rate, inflation, mortality, the expected long-term rate of return on plan assets and rates of increase in compensation. Key assumptions are set out in Note 27 of Notes to the Financial Statements appearing elsewhere in this annual report. For IFRS reporting, differences between actual and expected returns on assets, including changes in actuarial assumptions, are recognized immediately in full in the consolidated statement of recognized income and expense. Under U.S. GAAP, when actual results differ from our assumptions, the differences are accumulated and amortized over future periods and, therefore, generally affect our recognized expense and recorded obligation in such future periods. Our independent actuaries guide us in selecting our assumptions and, while we believe our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions could materially affect our pension obligations and our future expense.

Revenue, Marketing and Promotional Expenses

Accrued liabilities requiring difficult and often subjective judgments include liabilities associated with trade discounts and marketing promotions programs. We utilize numerous trade promotion and discount programs and these costs are recognized as a deduction from revenue. A corresponding accrued liability is recorded at the time of dispatch of our products for the amount that will be necessary to meet subsequent claims made by customers in respect of discounts and rebates, based on management’s estimates. The accrued liability is determined through analysis of programs, historical trends, expectations around customer and consumer participation, revenue and payment trends and experiences associated with similar programs we have offered previously. Provision is made for any anticipated claim and released, to the extent unutilized, once the likelihood of such a claim being made has become remote. Under U.S GAAP certain slotting fees paid to retailers are recognized as a deduction from revenue, whereas for IFRS they are included in distribution, selling and marketing costs. The accrued liability under U.S. GAAP is the same as for IFRS.

Significant Factors Affecting Our Results of Operations

Carlisle Factory Flood

Our biscuit factory in Carlisle was subject to heavy flooding over the weekend of January 8 and 9, 2005 as a result of bad weather conditions in the local area. Carlisle is our second largest facility, in terms of utilization, in the United Kingdom and produces a range of products including Carr’s Table Water, McVitie’s Ginger Nuts, Crawford’s Bourbon Creams and Crawford’s Custard Creams. At the time of the flood, the facility had 12 production lines and manufactured biscuits with a sales value of approximately £112 million per annum.

Following the initial response aimed at ensuring the health and safety of our employees, the Carlisle site team focused on cleaning up the facility and restoring utility services, both of which were substantially achieved in the first four weeks, finalizing the assessment of damage, and re-establishing production activity as quickly as possible. Six of the original production lines were operational by the end of May 2005. Products displaced from the other production lines were temporarily sourced from other manufacturing facilities within the group while production facilities were replaced. We have now restored the capability to make all products in the Carlisle product range. By the end of May 2006 our full manufacturing solution will have been implemented.

In accordance with normal practice, and as required under the terms of the Senior Credit Facility, we carry material damage and business interruption insurance. The material damage insurance we carry covers clean up costs and the cost of repairs of plant and machinery or replacement where necessary. The business interruption insurance covers loss of profits in relation to an event for a period of up to 30 months after an event. In addition, we received a grant of £1.0 million from the North West Development Agency. Nevertheless, the flood has adversely affected our revenue for 2005.

Acquisitions and Dispositions

We have made a number of acquisitions and dispositions, which have affected our results of operations. The following is a summary of the material acquisitions and dispositions undertaken since January 3, 2004.

•                       On August 2, 2004, having received final approval from the Portuguese competition authorities, we completed the acquisition of Triunfo from Nutrinveste SGPS, S.A. As a result of the acquisition of Triunfo, which was effective from August 1, 2004, we are the leading biscuit manufacturer and marketer in Portugal. Triunfo manufactures some of the most well-known brands in the Portuguese biscuit sector, including: Proalimentar, Hookie, Clasicas, Waferland, Corintia and Chipmix. The purchase consideration paid was €39.2 million. Triunfo is managed within the Southern Europe business segment and its results of operations from the date of acquisition have accordingly been incorporated within that segment.

•                       On August 16, 2004 we completed the sale of our Benelux snacks business to Roger & Roger S.A. We received a small consideration for the disposal but incurred costs of disposal in excess of the consideration. We recorded a net loss of £3.8 million in connection with this disposal. The results of this business through the date of disposal have been reflected as discontinued operations.

•                       On September 20, 2004, having received final approval from the United Kingdom competition authorities, we completed the acquisition of Jacob’s from Danone. Jacob’s is a United Kingdom biscuit and snacks manufacturer and marketer with a strong presence in the savory biscuit and crackers and crispbread segments of the United Kingdom biscuit market. The purchase consideration paid to Danone in respect of the acquisition was £207.7 million. Under the terms of the sale and purchase agreement, the purchase price was adjusted due to variations in working capital and net debt from pre-agreed levels and resulted in a refund to us of £2.2 million, after associated costs of £0.2 million. Transaction costs associated with the acquisition were £4.4 million, excluding the cost of refinancing our senior credit facility. The acquisition of Jacob’s has strengthened our brand portfolio, particularly in the savory biscuit segment. Jacob’s portfolio of well-known brands includes: Jacob’s Cream Crackers, Club, Cheddars, and Twiglets. In addition, Jacob’s is licensed to manufacture and market the Nabisco brand Ritz in the United Kingdom and Ireland and the Danone brand TUC in the United Kingdom. Jacob’s is managed within the UK business segment and its results of operations from the date of acquisition have accordingly been incorporated within that segment.

Restructuring Programs

We have an ongoing comprehensive cost-savings program, focusing on improved manufacturing efficiency and overhead cost control.

During 2004, cash expenditure on our restructuring programs was £37.3 million. We sold our loss-making Benelux snacks business and began the process of integrating Triunfo and Jacob’s into our business. We completed the closure of our biscuit facility at Ashby-de-la-Zouch, including transferring production to our other facilities in the United Kingdom.

During 2005, cash expenditure on our restructuring programs was £27.1 million. We completed the integration of Triunfo into our Southern Europe business segment. We made significant progress with the integration of Jacob’s into our UK business segment. The integration was completed during February 2006 when we integrated our business enterprise resource planning systems.

Business Strategy

Our strategy is to deliver profitable branded growth funded by cost release. A key enabler for this strategy is strong growth from our most important brands. We have prioritized our markets and identified brands that have a strong current consumer appeal, financial scale, attractive margins and growth potential. Our priority brands were reviewed to incorporate relevant brands of Jacob’s and Triunfo, which we acquired in 2004. We have continued to prioritize marketing support and innovation behind these priority brands to drive higher levels of profitable branded growth. The remaining branded and retailer-branded products are managed to maximize their profit contribution and service to customers and consumers.

The effectiveness of our business strategy is affected by many external factors. Our markets are increasingly influenced by consumer trends towards healthier eating and we are adapting our product development, promotions and marketing initiatives accordingly. Intense competition amongst retailers and growth of discount formats in some markets continues to place pressure on promotional and support costs and the requirement to differentiate our branded offerings from retailer-branded offerings.

Currency Fluctuation

Although the majority of our sales are generated in the United Kingdom, our operations are geographically diverse, and in 2005, we had sales in approximately 100 countries and 22 manufacturing facilities located in six countries. As a result, our financial position and results of operations are subject to both currency transaction risk and currency translation risk.

Currency Transaction Risk

Due to our geographically diversified customer base, we generate a portion of our revenues from sales in currencies other than those in which we regularly operate and incur expenses. We also have long-term borrowings and related interest payment obligations in currencies other than pounds sterling. We hedge against currency transaction risk by matching cash inflows in a particular currency with our costs and interest payments in the same currency. We enter into forward foreign currency contracts to hedge against our exposure to foreign currency exchange rate fluctuations in, among other things, the purchase of raw materials and in our International Sales business. From time to time, we also purchase forward foreign currency contracts to hedge against expected net exposure to foreign currency exchange rate fluctuations with particular contractual commitments. As of December 31, 2005, we had total forward currency contracts equivalent to £136.7 million, with an aggregate unrealized net gain of £0.5 million on those instruments at that date.

Currency Translation Risk

The financial condition and results of operations of our overseas subsidiaries are measured and recorded in the relevant domestic currency of the jurisdiction in which the subsidiaries are located and then translated into pounds sterling for inclusion in our consolidated financial statements. In 2004, the appreciation of the pound sterling against the euro had a negative impact on our sales and operating profit. In 2005, the depreciation of the pound sterling against the euro had a positive impact on our sales and operating profit as reported in pounds sterling. We borrow in local currencies, as appropriate, to minimize the impact of currency translation risk from our overseas operations on our balance sheet.

Quantitative and Qualitative Disclosures About Market Risks

In the ordinary course of our business, we are exposed to a variety of market risks arising from fluctuations in foreign currency exchange rates, interest rates and commodity prices. To manage these risks effectively, we enter into hedging transactions and use derivative financial instruments, under established internal guidelines and policies, to mitigate the adverse effects of these market risks. We do not enter into financial instruments for trading or speculative purposes.

A detailed discussion of how we manage financial and commodity price risk is included in Note 23 of Notes to the Financial Statements included elsewhere in this annual report.

Industry Factors

Our financial condition and results of operation are also influenced by industry trends. In recent years, there has been increased consolidation among the major grocery retailers in the United Kingdom as well as in continental Western Europe. These consolidations have concentrated sales channels, increased the bargaining power of the major grocery retailers and intensified price competition among these retailers. As a result, grocery retailers and manufacturers frequently engage in pricing campaigns such as “Everyday Low Price” and “Buy One Get One Free” in order to promote their products and gain market share. These campaigns have generally lowered our margins by increasing our short-term promotion costs, but this effect is partially offset by the additional sales made as a result of these campaigns.

Since 2003, it has become more difficult to recover the full effect of cost inflation from retailers in the United Kingdom. Price competition between retailers has also reduced retail prices for some retailer-branded products, affecting demand for our branded product offering. On some key-value branded items, retail prices have been reduced; however, this has reduced the incentive for retailers to support these products with in-store promotions.

Retailers focused on offering a reduced choice but lower price range to consumers (discount formats) are continuing to grow at a faster rate in our markets, notably in Northern Europe and in Ireland. These retailers typically carry few branded goods, with their own-branded products priced at a significant discount to manufacturer-branded products and traditional supermarket own-label products. This has tended to contribute to the price competition in the grocery retail market. In Southern Europe retailers are increasingly focusing on strong promotional offers for consumers and their own retailer-branded products.

Consumer demand for food products has been strongly influenced by the trends toward out-of-home eating and away from the traditional three-meals-a-day eating pattern. Consumers now demand convenience foods, including biscuit and snack products that offer greater variety, healthier alternatives and more portable and practical packaging. These trends have added to the significance of convenience and impulse channels. Retailers in these distribution channels generally seek branded products with high turnover.

Results of Operations

The following table summarizes the results of our continuing operations for 2004 and 2005. Continuing operations include Triunfo from August 1, 2004 and Jacob’s from September 20, 2004, the dates of their respective acquisition, but exclude the results of the Benelux snacks business, which was sold on August 16, 2004, and which were disclosed as discontinued operations in 2004. The financial data presented below has been derived from and should be read in conjunction with our consolidated Financial Statements included elsewhere in this annual report.

	2005		2004
	(£ million)	(% total sales)	(£ million)	(% total sales)

Revenue	1,266.9	100.0	1,210.1	100.0
Cost of sales	(729.8)	(57.6)	(719.0)	(59.4)
Gross profit	537.1	42.4	491.1	40.6
Distribution, selling and marketing expenses	(272.3)	(21.5)	(251.5)	(20.8)
General and administrative expenses	(84.1)	(6.6)	(84.8)	(7.0)
Royalty and foreign exchange income	3.6	0.3	8.2	0.7
Business interruption insurance income	19.7	1.5	—	—
Business profit	204.0	16.1	163.0	13.5

We manage our business through a region-based organizational structure with five segments. These segments comprise:

UK

Markets and manufactures biscuits, cakes, savory snacks, packaged nuts and crisps in the United Kingdom and markets biscuits, cakes, savory snacks, packaged nuts and crisps in the Republic of Ireland. The results of Jacob’s have been included in this segment from the date of acquisition.

Northern Europe	Markets and manufactures biscuits in France, the Netherlands and Belgium.

Southern Europe	Markets and manufactures biscuits, dry dessert mixes, fruit juice, canned meat and tomato products in Iberia. The results of Triunfo have been included in this segment from the date of acquisition.

International Sales	Exports branded products to approximately 100 countries around the world through third party distributors.

Central	Includes corporate governance costs, including executive costs, and the costs of our legal, company secretarial, pension administration, tax and treasury functions.

The following table summarizes the results of our business segments for 2004 and 2005:

	2005		2004
	(£ million)	(% total sales)	(£ million)	(% total sales)
Revenue:
UK.	829.5	65.5	775.5	64.1
Northern Europe	161.8	12.8	169.6	14.0
Southern Europe	207.3	16.3	200.0	16.5
International Sales	68.3	5.4	65.0	5.4
Total	1,266.9	100.0	1,210.1	100.0
Business profit:
UK.	135.5	16.3	100.8	13.0
Northern Europe	25.1	15.5	24.4	14.4
Southern Europe	41.1	19.8	36.6	18.3
International Sales	13.5	19.8	13.0	20.0
Central	(11.2)	—	(11.8)	—
Total	204.0	16.1	163.0	13.5

Revenue by Geographic Destination

Our revenue from continuing operations by geographic destination for 2004 and 2005 were as follows:

	2005		2004
	(£ million)	(% total sales)	(£ million)	(% total sales)

Revenue by Geographic Destination

U.K. and Ireland	827.4	65.3	774.5	64.0
Continental Europe	380.8	30.1	380.0	31.4
Other	58.7	4.6	55.6	4.6
Total	1,266.9	100.0	1,210.1	100.0

Revenue

Our revenue reflects sales of products to third parties after trade discounts and rebates excluding sales-related taxes and sales between companies in the group. Trade discounts include sales incentives, up-front payments and other non-discretionary payments. We derive our revenue from manufacturing and marketing biscuits and savory snacks in the United Kingdom, Ireland, France, the Netherlands and Belgium and from our export business. We also derive revenues from marketing and manufacturing biscuits, dry dessert mixes, fruit juice, canned meat and tomato products in Iberia. Our principal geographic market is the United Kingdom and Ireland, which accounted for 65.3% of the sales of our continuing operations in 2005 compared to 64.0% in 2004. Sales of our branded products represented approximately 88% of our 2005 revenue compared with approximately 85% in 2004, with the remainder representing retailer-branded products.

Cost of goods sold

Our cost of goods sold includes the costs of ingredients, packaging materials, direct labor and manufacturing overhead. The major ingredients we use are flour, sugar, cocoa and chocolate, dairy products, fats and oils, nuts, fruits, potatoes and flavorings. Our labor costs include salaries, hourly wages and other direct costs of employment. Productivity improvements and restructuring programs have reduced labor costs. Manufacturing overhead includes the cost of utilities, plant supervision and management costs, technical and engineering support costs, health and safety compliance costs, maintenance and insurance costs and quality control costs.

Distribution, selling and marketing expenses

Our distribution expenses represent the cost of warehousing our products and transporting them to our distributors and retail customers. Our selling expenses represent operating costs associated with our sales force, including employee compensation and commissions. Our marketing expenses consist of advertising expenses, certain display and feature costs and marketing overhead costs. Our distribution, selling and marketing expenses also include costs associated with new product development.

General and administrative expenses

Our general and administrative expenses consist primarily of costs associated with our finance, human resources, procurement, information technology, research and development and general management functions. Research and development costs are incurred for the development of new products and the enhancement of existing products.

Business profit

Business profit is the primary measure by which our management measures business performance and is used by management for the purpose of business decision-making and resource allocation. Business profit represents the profit or loss from continuing operations before the share of results of joint venture, taxes, financing, other income and expense and depreciation and amortization expense. Due to our highly leveraged status, we believe that business profit also provides useful information to our investors and lenders regarding our ability to meet future debt service requirements, our cash-generating capability and our ability to comply with financial covenants.

Fiscal 2005 (Year ended December 31, 2005) compared to Fiscal 2004 (Year ended January 1, 2005)

Continuing Operations

The following discussion relates to our continuing operations. To facilitate comparison between 2004 and 2005, the financial data for 2004 has been adjusted to include the data for Jacob’s and Triunfo as if the acquisitions had occurred at the beginning of 2004. We did not receive any of the earnings attributable to Jacob’s or Triunfo for the periods prior to their being acquired by us. The financial information for these businesses, prior to their acquisition by us, has been derived from their unaudited financial information, and the adjustments included herein have not been audited or prepared in accordance with the pro forma requirements contained in Regulation S-X promulgated by the SEC.

The flood at our Carlisle factory in January 2005 has affected revenue, cost of goods sold, gross profit, distribution, selling and marketing expenses and general and administrative expenses for 2005. Our Carlisle factory is our main U.K. facility for the manufacture of non-priority brands and retailer-branded biscuits. In 2005, we have included £19.7 million of business interruption insurance income in our income statement for 2005 of which £17.8 million has been received. The full claim for business interruption insurance income for 2005 is under discussion with our insurers. We have recognized that proportion of the full claim for which we believe receipt is virtually certain.

Revenue

	2005	2004	%
	(£ million)
Revenue from continuing operations	1,266.9	1,210.1	4.7
Add: Triunfo	—	11.5
Add: Jacob’s	—	89.9
Adjusted revenue from continuing operations	1,266.9	1,311.5	(3.4)

Revenue from continuing operations increased from £1,210.1 million in 2004 to £1,266.9 million in 2005, an increase of £56.8 million, or 4.7%. Including the revenue generated by Triunfo and Jacob’s in 2004, underlying revenue decreased by £44.6 million, or 3.4%. The decline in revenue in 2005 was principally due to supply difficulties following the flood at our Carlisle factory. Sales of certain non-Carlisle sourced products reduced as we eliminated less profitable promotions and lower margin retailer-branded sales, however this was partially mitigated by price increases.

Our strategy is to drive growth in our priority brands through our increased focus and marketing investment and to manage non-strategic brands and retailer brands to maximize profitability. Including the revenue generated by Triunfo and Jacob’s in 2004, total priority branded revenue increased by 1.8% compared with 2004.

Revenue from branded products decreased by 1.5%, predominantly due to the flood in our Carlisle factory affecting non-priority branded sales. In Northern Europe, challenging market conditions continued to affect our revenue. The growth of discount retail formats across Northern Europe is leading retailers to focus on value offerings and retailer brands, resulting in market share growth for private label and tertiary label brands. In Southern Europe, due to increased retailer competition and growth in retailer-branded products and value-brands there was a decline in our non-priority branded revenue.

Revenue from our less profitable, non-branded products declined in 2005 by 18.3%. This was principally due to the flood at our Carlisle factory, which is a significant supplier of retailer-branded biscuits to U.K. retailers, as well as the elimination of certain retailer branded sales.

Cost of goods sold

	2005	2004	%
	(£ million)
Cost of goods sold from continuing operations	729.8	719.0
Add: Depreciation and amortization expense	45.2	43.9
Cost of goods sold from continuing operations including depreciation and amortization expense	775.0	762.9	1.6
Add: Triunfo	—	8.1
Add: Jacob’s	—	53.3
Adjusted cost of goods sold from continuing operations including depreciation and amortization expense	775.0	824.3	(6.0)

Cost of goods sold from continuing operations, including related depreciation and amortization expense, increased from £762.9 million in 2004 to £775.0 million in 2005, an increase of £12.1 million, or 1.6%. Including the cost of goods sold by Triunfo and Jacob’s in 2004, underlying cost of goods sold, including related depreciation and amortization expense, decreased by £49.3 million, or 6.0%. This reduction is due to reduced sales levels principally as a result of the Carlisle factory flood and also the successful implementation of cost saving initiatives across our supply chain, which more than offset the effects of price inflation. Cost of goods sold also includes certain factory variance costs from Carlisle, which we anticipate will be recovered through our insurance claims.

Gross profit

	2005	2004	%
	(£ million)
Revenue from continuing operations	1,266.9	1,210.1
Less: Cost of goods sold including depreciation and amortization expense	(775.0)	(762.9)
Gross profit from continuing operations after adjusting for depreciation and amortization expense	491.9	447.2	10.0

Gross profit margin	38.8%	37.0%

Adjusted revenue from continuing operations	1,266.9	1,311.5
Less: Adjusted cost of goods sold from continuing operations including depreciation and amortization expense	(775.0)	(824.3)
Adjusted gross profit from continuing operations	491.9	487.2	1.0

Gross profit margin	38.8%	37.1%

Gross profit increased from £447.2 million in 2004 to £491.9 million in 2005, an increase of £44.7 million, or 10.0%. After adjusting for the gross profit earned by Triunfo and Jacob’s in 2004, underlying gross profit increased by £4.7 million, or 1.0%.

The gross profit margin has increased from 37.0% in 2004 (37.1% after adjusting for the gross profit earned by Jacob’s and Triunfo in that period) to 38.8% in 2005. The improvement in margin is principally due to favorable product mix, price increases, benefits from cost saving projects and increased manufacturing efficiencies, partially offset by inflation and adverse cost variances due to the flood at Carlisle.

Distribution, selling and marketing expenses

	2005	2004	%
	(£ million)
Distribution, selling and marketing expenses from continuing operations	272.3	251.5
Add: Depreciation and amortization expense	1.6	1.7
Distribution, selling and marketing expenses from continuing operations including depreciation and amortization expense	273.9	253.2	8.2
Add: Triunfo	—	5.3
Add: Jacob’s	—	29.6
Adjusted distribution, selling and marketing expenses from continuing operations including depreciation and amortization expense	273.9	288.1	(4.9)

Distribution, selling and marketing expenses, including related depreciation and amortization expense, increased from £253.2  million in 2004 to £273.9 million in 2005, an increase of £20.7 million, or 8.2%. After adjusting for distribution, selling and marketing expenses incurred by Triunfo and Jacob’s in 2004, underlying distribution, selling and marketing expenses, including related depreciation and amortization expense, decreased by £14.2 million or 4.9%. This reduction has been achieved through improved control of marketing and selling overheads and lower distribution and other costs resulting from the Jacob’s and Triunfo integrations.

General and administrative expenses

	2005	2004	%
	(£ million)
General and administrative expenses from continuing operations	84.1	84.8
Add: Depreciation and amortization expense	14.8	14.7
General and administrative expenses from continuing operations including depreciation and amortization expense	98.9	99.5	(0.6)
Add: Triunfo	—	1.2
Add: Jacob’s	—	8.2
Adjusted general and administrative expenses from continuing operations including depreciation and amortization expense	98.9	108.9	(9.2)

Our general and administrative expenses, including related depreciation and amortization expense, decreased from £99.5 million in 2004 to £98.9 million in 2005, a decrease of £0.6 million, or 0.6%. After adjusting for the general and administrative expenses incurred by Triunfo and Jacob’s in 2004, underlying general and administrative expenses, including related depreciation and amortization expense, decreased by £10.0 million or 9.2%.

Administrative costs directly related to our operational business units are reflected in the segmental operating results discussed below. The balance of administrative costs that are not included within the segmental results are considered to be central costs and represent corporate governance costs including executive costs, legal and company secretarial, pension administration, tax and treasury functions are not allocated to operational business units. Central costs have decreased from £11.8 million in 2004 to £11.2 million in 2005 principally due to overhead reduction initiatives.

Royalty and foreign exchange income

Royalty income of £2.2 million (2004: £2.8 million) consists principally of royalties received in connection with long-standing licensing arrangements for certain brands in Japan and the United States. Foreign exchange income of £1.4 million (2004: £5.4 million) represents the results of hedging undertaken in connection with foreign currency transactions.

Business Interruption Insurance Income

The Group’s biscuit factory in Carlisle was subject to heavy flooding on January 8 and 9, 2005. The Group carries business interruption insurance to cover such occurrences. Our business interruption insurance covers loss of profits as a consequence of such an event and allows claims for a period of up to 30 months after an event. We have included £19.7 million of business interruption insurance income in our income statement for 2005 of which £17.8 million has been received. The full claim for business interruption insurance income for 2005 is under discussion with our insurers. We have recognized that proportion of the full claim for which we believe receipt is virtually certain.

Business profit

	2005	2004	%
	(£ million)
Business profit from continuing operations	204.0	163.0	25.2
Add: Triunfo	—	2.1
Add: Jacob’s	—	10.6
Adjusted business profit from continuing operations	204.0	175.7	16.1

Adjusted business profit margin	16.1%	13.4%

Business profit in 2005 was £204.0 million compared to £163.0 million in 2004, an increase of £41.0 million, or 25.2%. After adjusting for the business profit earned by Triunfo and Jacob’s in 2004, underlying business profit increased by £28.3 million or 16.1%.

The business profit margin for 2005 was 16.1%. This represents an increase compared to 2004 when the business profit margin was 13.4% after adjusting for the revenue and business profit earned by Jacob’s and Triunfo in that period. The improvement in margin was driven by cost savings from the integration of Jacob’s and Triunfo, favorable product mix, price increases, increased focus on more profitable promotions and retailer-brand contracts, benefits from other cost saving projects and increased manufacturing efficiencies, partially offset by inflation and adverse cost variances due to the flood at Carlisle.

Depreciation and Amortization Expense

Depreciation and amortization expense for 2005 was £61.6 million compared to £60.3 million for 2004. The amount charged in 2005 comprised depreciation in relation to property, plant and equipment of £50.0 million and amortization of computer software of £11.6 million. The charge in 2004 comprised depreciation in relation to property, plant and equipment of £51.1 million and amortization of computer software of £9.2 million.

Other Amounts Relating to Carlisle Factory Flood

In 2005 we included other amounts relating to the Carlisle factory flood, which did not impact business profit. Expenses incurred including clean-up costs, inventory write-offs, repairs and maintenance of equipment and the write-off of the net book value of plant and machinery damaged beyond repair by the flood were offset by claims agreed by our insurers in respect of these costs and a grant from the North West Development Agency resulting in net income of £3.9 million.

Our claims include the replacement value for plant and machinery damaged beyond repair by the flood which is often substantially in excess of the net book value of the asset being replaced, creating a gain for accounting purposes in the income statement. Cash received is used to replace the damaged assets. The replacement assets are capitalized as plant and equipment additions in the balance sheet at the time they are brought into use. As at December 31, 2005, additions relating to Carlisle replacement assets totaled £7.8 million and receipts from our insurers in respect of damaged assets was £10.3 million. All amounts had been received at December 31, 2005.

Restructuring and Acquisition-Related Expenses

In 2005, we recorded £25.3 million as restructuring and acquisition-related expenses. The expense included £18.8 million in connection with integrating Jacob’s into our UK business and the associated overhead reduction program, £2.4 million in connection with the integration of Triunfo into our Southern Europe business, £1.5 million in connection with outsourcing our goods and services procurement activity, £0.7 million in relation to overhead reduction programs and £1.9 million relating to an increase in anticipated costs in connection with surplus leasehold properties.

In 2004, we recorded £16.8 million as restructuring and acquisition-related expenses. The expense included £1.4 million in connection with integrating Jacob’s into our UK business, £2.6 million in connection with the integration of Triunfo into our Southern Europe business, £0.7 million in connection with anticipated costs of surplus leasehold properties and £12.1 million relating to factory closure and other costs. Factory closure and other costs comprised £4.9 million in relation to closure of our biscuit factory in Ashby-de-la-Zouch and £7.2 million in relation to overhead reduction programs in our UK, Northern Europe and Southern Europe businesses.

Impairment of Plant, Equipment and Computer Software

During 2005 we recognized an impairment charge of £23.3 million. An amount of £12.5 million related to impairment of plant and equipment as a consequence of a group-wide review of under performing product lines. The charge represents the write down of redundant and under-utilized assets to their estimated value in use.

During 2005, we commenced implementation of a common ERP system throughout our Northern Europe segment and made significant progress towards the integration of Jacob’s information systems with those used by our UK segment. As a result of this we undertook a detailed review of computer and software assets, all of which are allocated to our Central segment. Based on our review, an impairment charge of £10.2 million was recognized in relation to computer software assets and £0.6 million in relation to other computer equipment. The charge principally relates to assets that were identified as no longer in use; accelerated amortization in relation to costs associated with the initial SAP implementation; and assets for which value in use had been diminished by subsequent upgrades and enhancements to functionality.

Loss on Disposal or Termination of Businesses

In 2005 we provided £0.6 million in connection with the closure of our operation in Tunisia. In 2004 we incurred cost of £0.3 million in connection with the disposal of our Benelux Snacks business.

Profit on Disposal of Property, Plant and Equipment

Profit on disposal of property, plant and equipment in 2005 amounted to £3.7 million. The profit arose principally in relation to the disposal of surplus land in the United Kingdom and Northern Europe and the sale of surplus plant and equipment acquired as part of the acquisition of Jacob’s. In 2004, profit on disposal of property, plant and equipment amounted to £4.1 million. The profit arose principally in relation to the sale of surplus land and office premises in the United Kingdom and equipment in Northern Europe.

Finance Income

Finance income includes bank interest receivable from the short-term deposit of funds, not immediately required for our working capital purposes, and interest in connection with refunds of direct and indirect taxes. In 2005 we received finance income of £3.0 million of which £2.5 million was interest on short-term deposits. In 2004 we received finance income of £2.6 million of which £1.7 million was interest on short-term deposits.

Finance Costs

Finance costs include interest payable on our senior credit facility, our senior subordinated notes and on loans owed to our related companies, all of which interest arose mainly on debt incurred in connection with the UB acquisition. Interest on loans owed to related companies is not payable until the loans are redeemed. Finance costs also includes bank overdraft interest payable and amortization of issue costs in connection with our senior credit facility and senior subordinated notes and amortization of the premium we received in 2004, which resulted from the issue of additional senior subordinated notes at a price that was greater than their face value.

In 2005 we incurred finance costs of £194.3 million compared to £165.3 million in 2004. After adjusting for non-cash interest and amortization items, the cash costs increased from £64.1 million in 2004 to £81.2 million in 2005. This increase reflected the full year effect of the higher interest payable on our senior credit facility following the refinancing on September 20, 2004, and interest payable on the additional senior subordinated notes issued in February 2004.

Other Finance Costs

Other finance costs relate to our defined benefit pension schemes and represent the difference between the interest cost on scheme liabilities and the expected return on scheme investments. The charge was £3.7 million in 2005 compared to £8.6 million in 2004.

Taxes

We had a tax credit of £24.9 million for 2005 compared to a tax charge of £5.0 million for 2004. This was due to a movement in the deferred tax charge of £31.0 million, from a charge of £6.4 million in 2004 to a credit of £24.6 million in 2005, a decrease in the current year tax charge of £1.2 million and a decrease in the prior year current tax credit of £2.3 million. The movement in the deferred tax charge is primarily due to recognition of accelerated capital allowances in the United Kingdom.

Discontinued Operations

On August 16, 2004, we completed the sale of our Benelux snacks business to Roger & Roger S.A. The results of this business through the date of disposal have been reflected as discontinued operations. During 2004, through the date of disposal, this business had sales of £13.5 million, incurred a business loss of £0.8 million and a loss of £3.7 million after amortization and depreciation, restructuring costs, loss on disposal of the business, financing costs and taxes. No operations were included as discontinued in 2005.

Segmental Performance

For the purpose of preparing the UK and Southern Europe segmental performances, the management data for 2004 has been adjusted to include the data for Jacob’s and Triunfo as if the acquisitions had occurred at the beginning of 2004. The following discussion includes references to “constant exchange rates.” Constant exchange rates state the results of our previous year presented at the same internal exchange rate as that used to translate the results of the most recent year. Amounts presented at constant exchange rates are our internal numbers and are not audited. We believe, however, that it is useful to include them in our segmental performance analysis to highlight trends within our overseas business segments.

UK

Revenue of £829.5 million, representing 66% of our 2005 revenue, of which approximately 84% was branded.

We are the leading manufacturer and marketer of biscuits in the United Kingdom. In 2005, our branded biscuits sales accounted for approximately 24% of the overall biscuit market, representing approximately three times the branded biscuit sales of our closest competitor. Our McVitie’s brand is one of the best-known brands in the United Kingdom, and its products were purchased by over 85% of United Kingdom households in 2005. On September 20, 2004 we acquired a 100% interest in Jacob’s from Danone. Jacob’s is a biscuit and snacks business with a strong presence in the savory biscuit and crackers and crispbread segments of the United Kingdom biscuit market. This acquisition significantly strengthened our brand portfolio, particularly in the savory biscuits and crackers and crispbreads segment. Among our popular core product brands in the United Kingdom are: McVitie’s Digestive and Chocolate Digestive, Penguin, go ahead!, McVitie’s Jaffa Cakes, Jacob’s Cream Crackers and Jacob’s Club.

We are the largest manufacturer and marketer of packaged nuts in the United Kingdom, with a market share of approximately 17% of the packaged nuts market in 2005, and the second-largest manufacturer and marketer of savory snacks and crisps in the United Kingdom, with a market share of approximately 15% of the packaged savory snacks and crisps market in 2005. Our leading snack brands include: Hula Hoops, Skips, Mini Cheddars, McCoy’s, Twiglets, and KP nuts. On February 20, 2006 we acquired the Nik Naks and Wheat Crunchies brands to enhance our snacks portfolio.

Our biscuit factory in Carlisle was subject to heavy flooding over the weekend of January 8 and 9, 2005 as a result of bad weather conditions in the local area. Following the initial response aimed at ensuring the health and safety of our staff, the Carlisle site team focused on cleaning up the facility and restoring utility services, both of which were substantially achieved in the first four weeks, finalizing the assessment of damage, and re-establishing production activity as quickly as possible. In addition, we took steps to source lost production at our other facilities and through third-party manufacturers as appropriate. We have now restored the capability to make all products in the Carlisle product range. By the end of May 2006 our full manufacturing solution will have been implemented.

	2005	2004	%
	(£ million)
Revenue	829.5	775.5	7.0
Add: Jacob’s	—	89.9
Adjusted revenue from continuing operations	829.5	865.4	(4.1)

Business profit	135.5	100.8	34.4
Add: Jacob’s	—	10.6
Adjusted business profit from continuing operations	135.5	111.4	21.6

Adjusted business profit margin	16.3%	12.9%

Revenue increased from £775.5 million in 2004 to £829.5 million in 2005, an increase of £54.0 million, or 7.0%. After adding the revenue generated by Jacob’s in 2004, underlying revenue decreased by £35.9 million, or 4.1%. The flood at our Carlisle factory in January 2005 was the major contributor to the decline in underlying revenue in 2005. Price increase partially mitigated the impact of lower sales of certain non-Carlisle sourced products, as we eliminated less profitable promotions and lower margin retailer-branded sales.

During 2005 our priority biscuit brands grew by 1.9%; our priority snacks brands grew by 6.7%; McVitie’s cake products grew by 1.1% and non-priority branded snacks together with non-branded snacks sales declined by 11.0%. The Carlisle factory flood significantly affected supply of our non-priority branded biscuits and non-branded biscuits and consequently sales declined by 14.2%.

The re-launch of McVitie’s core and Hula Hoops, supported by television advertising, resulted in both brands growing during 2005, despite the highly competitive trading environment. We continued to launch and embed new products, especially through our McCoy’s and go ahead! brands. McCoy’s Specials were launched in the adult premium crisps and snacks market segment, again supported by television advertising, and following strong consumer demand the range is being extended through new flavor variants. This launch built on the brand strength of McCoy’s and produced strong results in 2005. We implemented price increases on all priority brands and on the majority of our other branded products during the first quarter of 2005.

The U.K. biscuit market has grown by just under 2% in 2005, driven by the healthier, crackers and crispbreads, savory, special treats and everyday treats market segments. McVitie’s core sales showed slight growth and were supported throughout the year through a strategy of television advertising, consumer activity such as the “Better Biscuit by Half” promotion and the introduction of new flavor variants such as McVitie’s Chocolate & Orange Digestives, McVitie’s White Chocolate Digestives and McVitie’s Chocolate Mint Digestives. Lower sales of McVitie’s Jaffa Cakes were partially offset by the Berry Blast limited edition. Sales of go ahead! demonstrated strong growth in 2005 compared to 2004 due to the growth of existing products and new product launches, for example the continued success of go ahead! Yogurt Breaks and Granola Bars. This is in line with our focus on the growing healthier market segment. Jacob’s priority brand revenue also increased in 2005 compared to 2004 demonstrating the benefit from our larger distribution network.

The U.K. savory snacks market showed slight growth in 2005 due to an increase in growth in the latter part of the year. The market remained highly competitive with manufacturers promoting heavily and launching new products. We increased our market share in 2005 compared to 2004. McCoy’s sales showed a double-digit increase in 2005 due to the launch of McCoy’s Specials, which was supported by television advertising and in-store promotions. Sales of Hula Hoops increased significantly in 2005 despite heavy promotional activity and new product launches by competitors, principally as a result of the Hula Hoops re-launch at the end of the first quarter of 2005. Mini Cheddars returned to growth in 2005 as a result of our revised promotional strategy including the Crinklys re-launch and the successful limited edition Branston Pickle flavor.

Business profit for 2005 was £135.5 million compared to £100.8 million in 2004, an increase of £34.7 million, or 34.4%. After adjusting for business profit attributable to Jacob’s in 2004, underlying business profit increased by £24.1 million or 21.6%. This increase was the result of benefits from the integration of Jacob’s and our associated overhead reduction program, favorable product mix, price rises, more effective marketing activities, increased focus on more profitable promotions and retailer-brand contracts, increased manufacturing efficiency, other cost saving initiatives and favorable foreign exchange gains partially offset by the effect of cost inflation and decreased volumes. Business profit in 2005 includes £16.8 million of business interruption insurance income relating to the flood at our Carlisle factory, of which £15.0 million has been received.

Northern Europe

Revenue of £161.8 million, representing 13% of our 2005 revenue, of which approximately 96% was branded.

We are the second-largest manufacturer and marketer of biscuits in France and the Netherlands, with market shares of approximately 11% and 19% respectively, in 2005. Our core Northern European biscuit brands are BN and Delacre in France; Verkade and Sultana in the Netherlands; and Delacre, BN and Sultana in Belgium.

	2005	2004	%
	(£ million)
Revenue from continuing operations	161.8	169.6	(4.6)

Business profit from continuing operations	25.1	24.4	2.9

Business profit margin	15.5%	14.4%

Revenue decreased from £169.6 million in 2004 to £161.8 million in 2005, a decrease of £7.8 million, or 4.6%. At constant exchange rates, revenue decreased by 5.1% in 2005 compared to 2004.

Market conditions in France continued to be challenging in 2005 with the total sweet biscuits market showing a small value decline in 2005. Specifically, the children’s market segment declined by 4.0% in 2005 compared to 2004. The market has been affected by government guidance issued to schools at the beginning of 2005, recommending that the mid-morning snack be discontinued. The growth of discount retail formats across Northern Europe is also leading retailers to focus on value offerings and retailer and tertiary brands, resulting in market share growth for private label. In addition, other manufacturers increased their level of promotional offerings. Following a slow start to trading in the first quarter of 2005, we up-weighted our marketing activity programs and accelerated the introduction of healthier products. This resulted in improved trading in the second quarter of 2005, and limited the decline in the third and fourth quarters of 2005 compared to 2004.

At constant exchange rates, priority-branded biscuit sales declined by 4.0% and total branded biscuit sales declined by 4.3% in 2005 compared to 2004. We responded to the decline in the children’s market segment in France through our focus on BN Malin (low sugar) and Mini BN, supported by television advertising, and as a result held BN’s market share in that segment. Facing strong competition, sales of Delacre declined slightly in 2005 compared to 2004, however, a recovery plan implemented during 2005, including new product launches, resulted in improved performance after a poor first quarter. Sales of Sultana decreased in 2005 compared to 2004 as a result of launches of private label products similar to certain Sultana products, the price war in the Netherlands and heavily supported product launches by our competitors. Verkade sales also declined slightly in 2005 compared to 2004. The successful launches of Rocketpower & Tarwebiscuit in the Netherlands, supported by television and press advertising, were outweighed by the impact of lower promotional sales.

Despite the lower sales level in 2005, our cost saving initiatives and strong cost controls mitigated the impact on business profit. Business profit increased from £24.4 million in 2004 to £25.1 million in 2005, an increase of £0.7 million, or 2.9%.

Southern Europe

Revenue of £207.3 million, or 16% of our 2005 revenue, of which approximately 93% was branded.

We are the largest manufacturer and marketer of biscuits in Spain and Portugal with market shares of approximately 26% and 37%, respectively, in 2005. During 2004 we acquired Triunfo Productos Alimentares S.A. (“Triunfo”), the leading manufacturer and marketer of biscuits in Portugal. Our core Southern European biscuit brands are: Fontaneda, Chiquilin, Filipinos, Oreo, Triunfo, Proalimentar and Chipmix. We also manufacture and market Iberia’s top-selling dry dessert mix and baking powder brand (Royal) as well as canned food products in Spain (Apis and Fruco). We are exclusively licensed to manufacture and market Oreo, Chips Ahoy! and other key Nabisco brands in parts of Europe and North Africa.

	2005	2004	%
	(£ million)
Revenue	207.3	200.0	3.7
Add: Triunfo	—	11.5
Adjusted revenue from continuing operations	207.3	211.5	(2.0)

Business profit	41.1	36.6	12.3
Add: Triunfo	—	2.1
Adjusted business profit from continuing operations	41.1	38.7	6.2

Adjusted business profit margin	19.8%	18.3%

Revenue increased from £200.0 million in 2004 to £207.3 million in 2005 an increase of £7.3 million, or 3.7%. After adding the revenue generated by Triunfo in 2004, underlying revenue decreased by £4.2 million, or 2.0%. In local currency, after adding the revenue generated by Triunfo in 2004, underlying revenue decreased by 2.7% in 2005 compared to 2004.

Whilst the Spanish biscuit market continues to grow, the rate of growth has slowed to 6% in 2005 compared to 10% at the end of 2004. Retailer-branded products and value-brands are gaining share, with retail price competition increasing.

At constant exchange rates, priority-branded sales in 2005 were similar to those in 2004 and total branded sales decreased by 2.9% in the same period. After exceptional Oreo sales growth of approximately 24% in 2004 due to the successful launch and television advertising of Mini Oreo, sales in 2005 leveled off compared to 2004. The 2004 launch of Fontaneda Sin, and more recently the launches of Fontaneda Fiber in the healthier segment and Fontaneda Digestive White have more than offset retailer-brand competition, supporting continued sales growth in the Fontaneda brand in 2005 compared to 2004. Sales of Chiquilin showed a slight decline in 2005, with Chiquilin Ositos, supported by television advertising, and the launch of Dorada limiting other declines. Sales of Chipmix continued to grow strongly in 2005. Sales of Filipinos declined in 2005 due to strong retailer-brand competition and pricing pressures. In response to challenging market conditions, we initiated a commercial review of our Filipinos products in early 2005 with the objective of improving sales and margins, and a consequent stabilizing of market share was evident by the end of 2005. Despite private label competition, sales of Triunfo core grew by over 15% in 2005 compared to 2004. Triunfo core has benefited from our increased scale in Portugal and numerous new product launches (Proalimentar Sem, Triunfo Digestive and Triunfo Mini Diver) supported by television advertising.

Business profit increased to £41.1 million in 2005 compared to £36.6 million in 2004, an increase of £4.5 million or 12.3%. After adjusting for the business profit earned by Triunfo in 2004, underlying business profit increased by £2.4 million, or 6.2%. This increase was the result of price increases, effective marketing activities and cost-saving initiatives, including the integration of Triunfo, partially offset by lower volumes and inflation.

International Sales

Revenue of £68.3 million, or 5% of our 2005 revenue, of which approximately 100% was branded.

We export our branded products to approximately 100 countries around the world. McVitie’s, Carr’s, BN, Royal and Delacre are our key export brands. Our key export markets are North America, where we have a strong presence in the premium savory cracker segment, the Middle East and Europe. Our strategy for International Sales is to manage the existing portfolio of revenues to improve the overall profitability of our export business by prioritizing investment and reducing activity in non-profitable areas.

Revenue increased from £65.0 million in 2004 to £68.3 million in 2005, an increase of £3.3 million, or 5.1%. Although the flood at our Carlisle factory in January 2005 adversely affected revenue for the year, this was more than offset by increased sales in other areas of the business.

Business profit for 2005 was £13.5 million compared to £13.0 million in 2004, an increase of £0.5 million, or 3.8%. The growth was the result of improved product mix and the benefit of price increases, partially offset by adverse foreign exchange movements and inflation. Business profit for 2005 included £2.7 million business interruption insurance income, in connection with losses attributable to the Carlisle factory flood, all of which has been received.

Discontinued Operations

On August 16, 2004 we completed the disposal of our Benelux snacks business. This business incurred a loss of £3.7 million in 2004 for the period up to the date of its disposal on August 16, 2004. This loss has been reflected in our financial statements as a loss from discontinued operations. No operations were included as discontinued in 2005.

Liquidity and Capital Resources

During the past three years, our principal sources of funds have been cash generated from our operating activities, dispositions of assets and long-term borrowings. Our principal uses of cash are to fund capital expenditures, non-capital restructuring costs associated with implementing our cost-saving initiatives, working capital and debt service and repayment obligations. During 2004, we raised additional funds to finance the acquisitions of Jacob’s and Triunfo.

Historical Cash Flows

Net Cash Inflow from Operating Activities

We had a net cash inflow of £113.9 million from operating activities during 2005. This net inflow consisted of £188.3 million generated from operations, including a decrease in working capital of £15.0 million, an inflow of £2.5 million of interest received and an outflow of £75.6 million of interest paid and an outflow of income taxes paid of £1.3 million.

We had a net cash inflow of £72.9 million from operating activities during 2004. This net inflow consisted of £128.4 million generated from operations, including a decrease in working capital of £3.2 million, an inflow of £2.6 million of interest received and an outflow of £56.2 million of interest paid and an outflow of income taxes paid of £1.9 million.

Net Cash Used in Investing Activities

We used net cash of £41.9 million in investing activities during 2005. This consisted of £39.8 million in respect of capital expenditure, £7.8 million on capital expenditure relating to the replacement of plant and equipment at Carlisle, £0.9 million outflow in connection with the sale of the Benelux Snacks business, a purchase price refund in connection with the acquisition of Jacob’s of £2.2 million after associated costs of £0.2 million, an inflow of £3.7 million from the disposal of property, plant and equipment and we received £0.7 million from our joint venture, KP Ireland Limited.

In 2004, we used net cash of £281.2 million in investing activities, comprising £237.1 million in connection with the acquisitions of Jacob’s and Triunfo, £54.1 million on capital expenditure, £4.2 million in connection with the disposal of our Benelux snacks business, an inflow of £13.5 million from the disposal of property plant and equipment and we received £0.7 million from our joint venture, KP Ireland Limited.

Net Cash Used in Financing Activities

In 2005, we used £59.0 million in financing activities. We made a scheduled repayment of £7.7 million and voluntarily prepaid £50.0 million against our senior credit facility and in addition we made £1.3 million of finance lease repayments.

In 2004, we generated cash from financing activities of £253.6 million. A net inflow of £255.4 million was in relation to refinancing activities in connection with the acquisition of Jacob’s and Triunfo, including the issue of additional senior subordinated notes, and we also made £1.8 million of finance lease repayments.

Capital Expenditure Requirements and Restructuring Costs

During 2004, we incurred capital expenditure of £54.1 million, of which £20.4 million was incurred in connection with the delivery of cost-saving initiatives. The balance was incurred to support new product-development initiatives and essential health, safety and maintenance projects. We incurred restructuring costs of £37.3 million relating to cost-saving initiatives. Capital expenditure and restructuring costs were funded from cash flow from operations.

During 2005, we incurred planned capital expenditure of £39.8 million, of which £11.8 million related to the delivery of cost-saving initiatives and the balance was incurred to support new product-development initiatives and essential health, safety and maintenance projects. A further £7.8 million of capital expenditure was incurred in connection with the replacement of flood-damaged plant and equipment at our Carlisle factory, the cost of which was recovered under our material damage insurance. We also incurred restructuring costs of £27.1 million relating to cost-saving initiatives. Capital expenditure and restructuring costs were funded from cash flow from operations.

As at December 31, 2005, the integration of Jacob’s into our existing UK business was well progressed. Full integration was dependent on a common Enterprise and Resource Planning system, which was successfully implemented in February 2006. Over the two-year integration period we expect to have incurred costs of between £20 million and £25 million. We anticipate that the integration will deliver ongoing annual cost-savings of approximately £15 million to £20 million. We have delivered over one-half of the savings in 2005. The majority of the additional benefits is expected to be delivered in 2006 with full benefits in 2007. We closely monitor and control our overhead costs and, in addition to the savings identified in connection with Jacob’s, we have implemented a program to reduce our UK and corporate head office costs. We anticipate that this program will deliver additional annual cost savings of approximately £10 million by the end of 2006 and we expect to incur approximately £10 million to achieve those savings.

In 2006, we expect our total capital expenditure for the year to be at a similar level to 2005, excluding the amount spent on Carlisle replacement plant and equipment. We anticipate that our requirements for restructuring costs will be lower than in previous years. We plan to fund our capital expenditure and restructuring costs from cash flow from operations. We may also, from time to time, consider acquisitions or investments in other businesses, which may require additional funding.

Debt Service Obligations

As a result of the debt we incurred in connection with the UB acquisition and the offering of the senior subordinated notes, we have significant debt service and repayment obligations under our senior credit facility and the senior subordinated notes. In 2004 we increased our debt obligations under both the senior subordinated notes and the senior credit facility in connection with financing the acquisitions of Triunfo and Jacob’s respectively. In 2005, we incurred interest charges totaling £81.2 million from our borrowings under our senior credit facility, senior subordinated notes and other bank facilities.

Senior Credit Facility

Our senior credit facility was entered into in connection with the UB acquisition and initially consisted of four facilities (Term Loans A, B, C and D) and a revolving facility of £90.0 million, which was reduced to £60.0 million in May 2002. The loan facilities were used to finance the UB acquisition, support the refinancing of our senior subordinated bridge facilities and the repayment, on May 1, 2001, of $125.0 million aggregate principal amount of 9% Notes due 2001. As of December 28, 2002, we had borrowed the full £535.0 million under the term loan facilities, £453.7 million of which remained outstanding. £7.5 million had also been drawn down as ancillary facilities under the revolving facility to cover day-to-day banking requirements.

On April 9, 2003, we amended the terms of our senior credit facility agreement. The amount outstanding for our Term Loans A, B, C and D and our revolving credit facility on that date was £438.9 million. We merged these loans into one fully drawn Term Loan A in the amount of £250.0 million and a revolving credit facility of £225.0 million, of which £184.0 million was drawn down at that time together with £7.0 million of ancillary facilities.

On February 13, 2004, after a presentation to the senior bank agent and the syndicate participants, we received a letter of consent from the senior bank agent to waive or amend some of the provisions of the senior facility to reflect, among other things:

•             a potential acquisition in Southern Europe;

•             the issue of new senior subordinated notes under the related indenture and the subsequent use of part of the proceeds to prepay £40.0 million of our Term Loan A; and

•             revised financial covenant ratios.

On February 18, 2004, we repaid a further £40.0 million of our term loan A after we issued the new senior subordinated notes, see “—Senior Subordinated Notes.” The repayment, in accordance with the letter of consent, was allocated against the scheduled term loan A repayments due in 2004 and the balance thereafter was allocated against the term loan A scheduled repayment due in April 2005, leaving a balance of approximately £10 million repayable in April 2005.

On September 20, 2004, our senior credit facility, then comprising term loan A of £204.9 million and a revolving facility of £225.0 million of which £184.0 million was drawn down as a loan and £9.5 million was provided as ancillary facilities and a letter of credit, was refinanced. The new facility comprised a term loan A of £267.4 million, a term loan B of £165.0 million, a term loan C of £200.0 million and a revolving credit facility of £50.0 million. The new funds of £252.5 million were arranged to finance the acquisition of Jacob’s. An amount of £243.5 million of the new funds was drawn down and utilized to finance the acquisition totaling approximately £207.7 million, fund the related costs of acquisition and costs of financing totaling an estimated £15 million and the remainder was made available to fund the working capital requirements of the group.

We are permitted to make voluntary prepayments on the term loans A and B under the senior credit facility and on the term loan C when the term loans A and B and the revolving facility have been repaid. On April 5, 2005, we made a voluntary prepayment of £20.0 million against our senior debt obligations. We elected that the prepayment be offset against term loan B. Under the voluntary prepayment provisions, term loan B lenders may elect to receive term loan A prepayments instead. A number of term B lenders made this election and therefore £8.9 million of the prepayment has been allocated against term loan A, reducing principal repayments proportionately, and £11.1 million has been allocated against term loan B.

On October 28, 2005 we made the first scheduled debt repayment due on term loan A amounting to £7.7 million.

On December 12, 2005, we made a further voluntary prepayment of £30.0 million against our senior debt obligations. We elected that the prepayment be offset against term loan B. Under the voluntary prepayment provisions, term loan B lenders may elect to receive term loan A prepayments instead. A number of term B lenders made an election and therefore £20.9 million of the prepayment has been allocated against term loan A, reducing principal repayments proportionately, and £9.1 million has been allocated against term loan B.

The amount of the senior credit facility outstanding at December 31, 2005, excluding unamortized issue costs comprised £576.1 million of term loans A, B and C which had been drawn down, and which had been increased by an adverse foreign exchange movement of £1.4 million since inception, and an undrawn revolving facility of £50.0 million.

Details of the loans are set out below:

Senior Debt	Amount repayable	Effective interest rate	Type	Maturity
	(£ million)
Term loan A	229.8	2.25% over Libor
		1.75% from
		January 27, 2006	Amortizing	April 28, 2010
Term loan B (£)	80.2	2.75% over Libor
		2.25% from
		January 27, 2006	Bullet	September 20, 2010
Term loan B (€)	65.5	2.625% over Euribor
		2.25% from
		January 27, 2006	Bullet	September 20, 2010
Term loan C (£)	150.0	4.50% over Libor	Bullet	January 15, 2011
Term loan C (€)	50.6	4.375% over Euribor	Bullet	January 15, 2011
	576.1
Unamortized issue costs	(7.8)
Total	568.3

Revolving credit facility	50.0	2.25% over Libor
		1.75% from
		January 27, 2006	Bullet	March 20, 2010

As of December 31, 2005 we were scheduled to make the following principal repayments on term loan A under the senior facility:

Year	Total payment amount
(£ million)
2006	34.1
2007	46.5
2008	55.4
2009	64.2
2010	29.6
Total	229.8

On February 3, 2006, we made a voluntary prepayment of £25.0 million against our senior debt obligations. We elected that the prepayment be offset against term loan B. Under the voluntary prepayment provisions, term loan B lenders may elect to receive term loan A prepayments instead. A number of term B lenders made this election and therefore £18.4 million of the prepayment has been allocated against term loan A, reducing principal repayments proportionately, and £6.6 million has been allocated against term loan B.

The revolving facility is available for general corporate purposes and allows for revolving advances, the provision of up to £35.0 million of ancillary facilities to cover the day-to-day banking requirements of subsidiary companies, and the issuance of letters of credit and bank guarantees up to an aggregate amount of £50.0 million outstanding at any time. Each advance made under the revolving facility must be repaid on the last day of each interest period relating to it, although amounts are available to be re-borrowed, subject to the maximum limit available under the facility.

An amount of £9.4 million has been drawn down as ancillary facilities under the revolving facility as of December 31, 2005. A total of £8.4 million is to cover day-to-day requirements of our UK business, £7.2 million of this being for the provision of two overdraft facilities and £1.2 million covers contingent liabilities, such as bank guarantees. The balance of £1.0 million is in respect of a letter of credit issued to one of our banks. The letter of credit covers an overdraft facility for the Group’s subsidiaries in the Netherlands. There were no drawings under any of the overdraft facilities as of December 31, 2005. In addition to the ancillary facilities, a letter of credit has been issued for €0.2 million (approximately £0.1 million), to cover a flour commodity hedging arrangement with one of our banks. The hedging arrangement had not been utilized as of December 31, 2005. As of December 31, 2005, £40.5 million was available to be drawn down under the revolving facility.

Advances under the facilities bear interest at rates per annum equal to LIBOR (EURIBOR on the euro tranche) plus a margin as set out above, plus, where appropriate, any applicable mandatory liquid asset costs. There is a margin adjustment mechanism in place in respect of term loan A, term loan B and the revolving credit facility and the margin may be reduced based on the ratio of total net debt to EBITDA (as defined in the senior facility) reflected in the financial statements delivered for the previous accounting quarter. The margins on term loan A term loan B and the revolving credit facility were reduced to 1.75%, 2.25% and 1.75% respectively on January 27, 2006 when we submitted our management accounts for the 52 weeks ended December 31, 2005.

The senior credit facilities are secured by fixed and floating charges from each of the United Kingdom charging subsidiaries, including Jacob’s post acquisition in 2004, and share pledges over two Dutch subsidiaries. In April 2001 security was also provided in the form of share pledges over three Spanish subsidiaries and fixed charges were taken over three Spanish properties and certain intellectual property. In November 2001 security was provided in the form of a share pledge over a further Dutch subsidiary. In June 2002 security was provided in the form of share pledges over two French subsidiaries. In November 2004, security was provided in the form of a share pledge over the shares of United Biscuits Portugal S.A., the company formed from the merger of the newly acquired Portuguese subsidiary, Triunfo, and our existing Portuguese company.

We are required to comply with financial covenants under the senior facility and these were revised as part of the refinancing. The specified consolidated financial ratios for EBITDA to net cash interest and total net debt to EBITDA were amended and we are now required to maintain a cash flow to total debt service ratio. We must now maintain:

•                       EBITDA to net cash interest payable ratio ranging from 1.90 to 1.0 for the fiscal quarter ending April 22, 2006 to 2.75 to 1.0 for the fourth fiscal quarter of 2009 and for every fiscal quarter afterwards; and

•                       total net borrowings to EBITDA ratio ranging from 5.35 to 1.0 for the fiscal quarter ended April 22, 2006 to 3.0 to 1.0 for the fourth fiscal quarter of 2009 and for every fiscal quarter afterwards; and

•                       cash flow to total debt service shall not be less than 1.0 to 1.0 for the fiscal quarter ending April 22, 2006 and every fiscal quarter afterwards.

The senior credit facility places annual limits on our maximum capital expenditure and restructuring costs. These limits decrease from year to year, from £65.0 million in 2006 down to £60.0 million in 2008 and each fiscal year thereafter. There is the ability to carry forward for one year any unspent capital expenditure and restructuring costs, in any given year, of £20.0 million and the right to pull forward into the current fiscal year an amount not exceeding £10.0 million from the capital expenditure and restructuring costs limit for the following fiscal year.

We have been in compliance with all of our financial covenants under the senior credit facility in 2005 and our forecasts indicate that we will be compliant in 2006.

In addition we are required to make mandatory prepayments in some circumstances out of the net proceeds we receive from asset disposals, insurance claims and surplus cash.

An annual issuing bank fee of 0.125% is payable quarterly in arrears on the issuing bank’s exposure under any letters of credit in addition to the margin applicable to our revolving credit facility. Commitment commissions are payable quarterly in arrears at an annual rate of 0.75% on the undrawn and uncanceled portion of our revolving credit facility.

Hedging Arrangements

Regentrealm is required by the terms of our senior credit facility to enter into hedging arrangements to provide protection from interest rate risk exposure arising because the financing under the senior credit facility is at floating interest rates. The hedging arrangements are required to cover at least 50% of the total borrowings as at September 20, 2004 for a period of at least two years. Hedging banks are entitled to security, guarantees and subordination rights which rank at least equal to those granted to the lenders under our senior credit facility.

Regentrealm currently has four interest rate swaps in place to hedge its interest rate exposure under our senior credit facility:

Amount		Start Date	Maturity Date	Rate
(£ million)	(€ million)			(%)
62.5		Pre 2004	October 28, 2006	4.780
134.0		January 28, 2005	January 30, 2006	4.910
	80.0	January 28, 2005	January 30, 2006	2.360
110.0		October 28, 2005	October 28, 2006	5.020

Senior Subordinated Notes

In April 2001, pursuant to an indenture dated April 17, 2001 (the “indenture”), UB Finance issued £120.0 million aggregate principal amount of Senior Subordinated Notes due 2011 bearing interest at a rate of 10 3/4% each year and €160.0 million aggregate principal amount of Senior Subordinated Notes due 2011 bearing interest at a rate of 10 5/8% each year (the “outstanding notes”), all of which were guaranteed by Regentrealm on an unsecured senior subordinated basis. Interest on the notes is due on April 15 and October 15 of each year. The outstanding notes are listed on the Luxembourg Stock Exchange.

On February 16, 2004, UB Finance issued additional notes under the same indenture as the outstanding notes, pursuant to a supplemental indenture. We issued £45.0 million aggregate principal amount of 10 3/4% Sterling denominated Senior Subordinated Notes due 2011 (the “new Sterling notes”) and €32.5 million aggregate principal amount of 10 5/8% euro denominated Senior Subordinated Notes due 2011 (the “new euro notes”) (together, the “new notes”). The price of the new Sterling notes was 111% plus accrued interest from October 15, 2003, and the price of the new euro notes was 113% plus accrued interest from October 15, 2003. Interest on the new notes accrued from the issue date of the new notes. Interest payments on the new notes commenced on April 15, 2004 and the initial interest payment was calculated as if interest accrued on the new notes from October 15, 2003. The new notes were listed on the Luxembourg Stock Exchange on April 15, 2004.

The gross proceeds from the sale of the new notes were approximately £75.0 million before deducting the estimated fees and expenses for the offering of approximately £2.2 million, including the initial purchaser’s commissions. We have used £40.0 million of these proceeds to prepay a portion of term loan A under the senior credit facility and to pay the transaction fees from the offering and €39.2 million to finance the acquisition of Triunfo from Nutrinveste SGPS, S.A. on August 2, 2004.

On May 13, 2004 we made an offer to exchange the new notes for registered notes (the “exchange notes”) that have substantially identical terms as the notes. The offer closed on June 10, 2004. The exchange notes are listed on the Luxembourg Stock Exchange. The new notes, the exchange notes and the outstanding notes, together referred to as the “notes”, are treated as a single class of securities for all purposes under the indenture.

The amount of the notes outstanding as at December 31, 2005, excluding unamortized issuance costs of £7.0 million and unamortized premium of £5.7 million, amounted to £297.5 million.

The notes are repayable in one installment on April 15, 2011. We may redeem the notes at any time, in whole or in part, on or after April 15, 2006 at premiums prescribed in the indenture and as set out below:

	Redemption price
Period	£ notes	€ notes

April 15, 2006 to April 14, 2007	105.375%	105.313%
April 15, 2007 to April 14, 2008	103.583%	103.542%
April 15, 2008 to April 14, 2009	101.792%	101.771%
April 15, 2009 and thereafter	100.000%	100.000%

If we undergo a change of control or sell certain of our assets, the noteholders may require us to repurchase the notes at 101% or 100% (as the case may be) of the face amount, plus accrued interest and other amounts due thereon, if any.

The notes are unsecured and subordinated to all senior debt of UB Finance and rank equal with existing and future senior subordinated debt of UB Finance. Excluding subordinated debt owed to its parent company, UB Finance has no existing debt other than the notes issued under the indenture and a guarantee issued in connection with the senior credit facility of Regentrealm, our direct, wholly owned subsidiary. Regentrealm guarantees the notes and the guarantee will only become due 179 days after an event of default relating to payment on the notes has occurred, or earlier under certain circumstances. The guarantee is contractually subordinated to Regentrealm’s obligations under the senior credit facility.

The indenture governing the notes contains covenants limiting our ability to, among other things:

•                  incur additional debt;

•                  pay dividends or distributions on capital stock or repurchase capital stock;

•                  make particular investments;

•                  create liens on our assets to secure debt;

•                  enter into transactions with affiliates;

•                  merge or consolidate with another company; and

•                  transfer and sell assets.

These covenants are subject to a number of important limitations and exceptions.

Other loans

As well as our senior credit facility and the outstanding notes, as of December 31, 2005, we had outstanding £40,000 aggregate principal amount of 6.375% sterling bonds due 2009. In addition, we had outstanding £0.2 million in relation to an interest free loan taken out in 2000. The original loan of £0.3 million is repayable in installments over a 10-year period. Repayments commenced in 2004.

Intercompany Loans

UB Finance loaned the proceeds from the notes offerings to Regentrealm. UB Finance also loaned to Regentrealm the proceeds of the intercompany loans in the aggregate principal amount of £545.0 million made to UB Finance by its parent, Runecorp. The payment terms of the intercompany loans made with the proceeds of the notes offering mirror the payment terms of the notes to enable Regentrealm to pay amounts to UB Finance equal to the amounts due from time to time under the notes. These intercompany loans are subordinated in right of payment to Regentrealm’s obligations under our senior credit facility.

Intercreditor Deed

UB Finance, its parent companies and most of its subsidiaries are parties to an intercreditor deed. Until the date all obligations under our senior credit facility have been repaid in full, the intercreditor deed will, among other things:

•                  prohibit UB Finance from making any payments on the notes other than scheduled interest payments, costs and expenses relating to the issuance of the notes and other amounts due under the terms of the indenture to the extent not otherwise prohibited by the intercreditor deed, provided that no payments may be made during the continuation of a payment default or if a stop notice has been issued (for up to 179 days in any 365-day period) for a non-payment default under our senior credit facility;

•                  prohibit UB Finance and Regentrealm and its subsidiaries from making any prepayments or repayments on the notes or any acquisition of the notes, without the consent of the senior creditors, except in accordance with the terms of the indenture for the notes;

•                  prohibit payments from Regentrealm to UB Finance except on dates and in amounts not to exceed the scheduled interest and other payments due on the notes plus certain monitoring, oversight and financial advisory fees due to the Equity Sponsors, provided that no such payment will be permitted upon and during the continuation of a payment default or if a stop notice has been issued (for up to 179 days in any 365-day period) in respect of a non-payment default under the senior credit facility;

•                  prohibit any enforcement action by UB Finance on the intercompany loans made by it to Regentrealm until after the expiration of the period beginning on the date of an occurrence of a payment default on the notes and ending on the first to occur of: (1) the 179th day from the payment default date; (2) the date on which an order is entered for the dissolution or winding-up of Regentrealm; or (3) the date on which the shareholders of Regentrealm pass a resolution for the dissolution or winding-up of Regentrealm;

•                  give the lenders under the senior credit facility priority of payment over subordinated debts, including the intercompany loans, in the event of any insolvency, bankruptcy, receivership, liquidation or reorganization proceeding relating to Regentrealm or UB Finance; and

•                  prohibit United Biscuits and its subsidiaries from making any payments to UB Finance or any of its parent holding companies other than to fund the foregoing payments and certain corporate overhead expenses and fees and taxes payable by Regentrealm, UB Finance or any of the parent holding companies of UB Finance, subject to an annual limit of £5.0 million (other than for taxes).

General Considerations

UB Finance is a holding company and does not have operations of its own. It relies on dividends and payments on its intercompany loans to Regentrealm to make payments on the principal and interest of the notes. Regentrealm is also a holding company and does not directly conduct any business operations. Regentrealm relies on dividends and other payments from our operating subsidiaries to generate funds to fulfill its obligations under the intercompany loans. For more information regarding these limitations and other restrictions that apply to UB Finance and Regentrealm, see our Risk Factors at the end of this annual report and in particular the risks entitled “Ability to Service Debt,” and “Holding Company Structure.”

We believe that based on current levels of operations and anticipated future growth, our expected cash flow generated from our operating activities, together with borrowings under our senior credit facility, should be sufficient to fund our anticipated debt service requirements, working capital needs, capital expenditures and restructuring costs and other operating needs for the foreseeable future. Our future operating performance and ability to service our existing and future debt, including our senior credit facility and the notes, will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Research and Development

Our central research and development unit is responsible for working to improve the taste, nutrition and convenience of our existing products and developing new products. The unit also develops and implements plans for improving the efficiency of our manufacturing process and packaging development activities. Our low fat go ahead! products and our tube packaging technology are among the innovations and improvements developed by our research and development unit.

We spent £6.2 million and £7.2 million on research and development in 2004 and 2005, respectively. Research and development expenditures principally comprise costs associated with our central technical facility, which is located in the United Kingdom at High Wycombe, and other research and development resources located throughout our organization. The High Wycombe facility employs over 50 professional staff and has extensive pilot plant facilities and scientific laboratories, as well as an engineering facility. The increase in research and development expenditure in 2005 compared to 2004 was due to increased activity in connection with new product development.

Trademarks and Licenses

We own a substantial number of registered and unregistered trademarks in countries throughout the world for use in connection with the sale, marketing and manufacture of our biscuits and snack products. These trademarks are critical to our operations because brand-name recognition is a key factor in the success of many of our product lines. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically provided we comply with all applicable laws.

We have an agreement with Nabisco relating to the manufacture, marketing, sale and distribution of products under a number of material trademarks. The agreement provides for an exclusive sublicense with Merola Finance B.V. (“Merola”), a licensee of Nabisco, for the manufacture, sale and distribution of Oreo, Chips Ahoy!, Air Crisps, Nabisco (House Mark), Nabisco (with Corner Triangle), Ritz and Teddy Grahams in parts of Europe, North Africa and the Middle East. Under the terms of the agreement each of these licenses expires upon the earlier of; (1) five years following a change of control of United Biscuits; or (2) a material breach by us of any of the license agreements. Under the sublicense agreement with Merola, we are required to pay a royalty for net sales equal to 1.5% of the net sales price of (x) all licensed products sold or distributed in the licensed territory and (y) all products sold or distributed in Iberia, whether or not these products bear the licensed trademarks, but excluding those products bearing United Biscuits trademarks, up to a maximum amount equal to the net royalty paid by Merola to Nabisco for calendar year 1999. As a consequence of the agreement with Nabisco, effective from

February 18, 2003, not to complete the acquisition of Nabisco’s business in the Middle East, the agreement with Merola has been amended to exclude territories associated with the Middle Eastern business. Nabisco paid $959,000 (approximately £0.6 million) as consideration for exclusion of those territories.

As a result of the acquisition of Jacob’s, we acquired a license for the exclusive right to use the Ritz brand in the United Kingdom at a royalty of 1% of the net sales and a royalty-free license for TUC in the United Kingdom. In addition, Jacob’s have the exclusive right to use the Ritz brand in Ireland at a royalty of 1% of the net sales.

We acquired Nabisco’s Royal trademark in most of the countries in Europe, the Middle East and Africa. Nabisco remains the owner of the Royal trademark in the rest of the world.

As part of our acquisition of the Royal trademarks, Nabisco assigned to us license agreements with Del Monte Foods Italia S.r.l., in relation to grocery products produced by it under the Royal trademark in Italy, and with Agna Ludvigsson, in relation to its manufacture and sale of baking powder and puddings in Iceland under the Royal trademark.

We have entered into a know-how cross license with Nabisco. Under this agreement, each party grants to the other a non-exclusive, perpetual, irrevocable, royalty-free license to use and exploit its know-how regarding the manufacture and use of dairy-based, dry dessert mixes marketed and sold under the Royal trademark.

We have granted an exclusive and royalty-free license to Nabisco to use some Marbu trademarks in connection with the production and marketing of baked goods in Argentina, Chile, China and Indonesia and the Filis trademark in Mexico. The license is perpetual, but can be terminated by either party in the event of a material breach by the other party.

We have an ongoing, non-exclusive license with Mars (UK) Limited (Masterfoods) for the manufacture and distribution of Galaxy, M&M’s, Bounty, Snickers and Milky Way snack cakes in the United Kingdom. This license commenced on April 4, 1998 and may be terminated by either party upon giving 12-months written notice to expire on or after May 1, 2009. The agreement may also be terminated subject to certain specific provisions, for example in the event of a breach.

We also enter into license agreements in connection with various promotions, usually for a short-term period. These short-term licenses typically run for six months to one year with varying promotional fees to be paid by us, depending on the agreement. A typical short-term license allows us to use a particular trademark within a specified territory on our branded products or in connection with in-store promotions or television or print advertising.

We also own licenses and patents and possess know-how relating to our products and manufacturing processes and product packaging. These licenses, patents and know-how, along with the trademarks we own and that we are licensed to use, represent one of our major commercial assets.

Trend Information

One of the key consumer trends is convenience and “on the go” and this has driven a general increase in snacking and the need for snack foods. In Europe, certain geographic segments have experienced growth, while others have declined, although the overall trend is positive. For example, the U.K biscuit market grew at 1.9% and the Spanish biscuit market grew at 5.9% in 2005. In contrast, in Northern Europe the biscuit market declined by 1.5% in France and 3.2% in the Netherlands. Within our European markets, healthier and indulgence products have been key growth drivers. For example, in the UK, healthier biscuits, crackers and crispbreads and special treats market segments grew at 10.7%, 8.5% and 3.5%, respectively during 2005. During the same period, the healthier biscuit segment in Spain grew by 8.1%. In the majority of regions, the biscuit market’s growth is forecasted to be in the range of low to mid single digit rates.

The biscuits market is in an advantageous position as it can provide a range of healthier to indulgent products, while other categories, for example, confectionery, are more biased towards indulgence. For example, the UK biscuits market grew by 1.9% in 2005 while the confectionery market declined by 1.2% over the same period. We aim to provide consumers with choice, so both healthier and indulgence are important activity areas for us.

We have categorized our healthy strategy into three elements: healthier brands, healthier sub-brands and improved nutrition for mainstream brands. Within our product portfolio we have healthier brand platforms such as Jacob’s Crackers, Sultana, go ahead! and Proalimentar. These brands are all performing well in their respective markets with the exception of Sultana in the Netherlands, which is under pressure from private label copies. Initiatives to recover share were implemented during the fourth quarter. We have also developed healthier alternatives in some of our core brands such as McVitie’s Lights, Jacob’s Lights, Fontaneda Sin and BN Malin. We have also taken the opportunity to make some of our mainstream brands healthier; for example, in 2005 we reduced the sodium levels across our McVitie’s biscuits portfolio. We have recently relaunched our Hula Hoops and Mini Cheddars brands with significantly lower saturated fat levels and at the same time we have taken the opportunity to remind consumers that McVitie’s Jaffa Cakes contain only 1 gram of fat per cake.

As part of our indulgent strategy, we have launched several new products to extend our biscuits, cake and snacks portfolio. For example, in the UK we have increased our everyday treats offering in the UK with the launch of mint, orange and white chocolate variants of McVitie’s Chocolate Digestive and McVitie’s Cookies. More recently, we have launched McCoy’s Specials Tortillas into the adult premium segment and McVitie’s Moments, an indulgent range of biscuits filled with fruit, nuts and caramel and fully coated in Belgian chocolate. In Northern Europe we launched Delacre Cosy Time, which is a Belgian chocolate covered biscuit gift assortment and a range of new products under the Delacre Delichoc brand. In Southern Europe we launched Fontaneda White Chocolate Digestives, Oreo chocolate creams and Mini Chipmix.

At the same time, we remain fully focused on the everyday quality of our products through our ingredient origin sourcing strategies and rigorous standards within our technical and manufacturing functions.

See also “Significant Factors Affecting our Results,” Results of Operations” and Liquidity and Capital Resources.”

Off-Balance Sheet Arrangements

None

Tabular Disclosure of Contractual Obligations

The table below specifies our contractual obligations at December 31, 2005.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(£ million)
Long-term debt obligations	864.8	33.8	101.1	236.7	493.2
Capital (finance) lease obligations	0.1	0.1	—	—	—
Operating lease obligations	110.8	13.2	18.3	12.6	66.7
Purchase obligations	268.5	268.5	—	—	—
Derivative financial instruments	2.7	2.7	—	—	—
Amounts due to parent company	1,032.1	—	—	—	1,032.1
Taxation and other creditors	9.7	1.7	8.0	—	—
Other provisions	24.0	12.9	7.0	3.6	0.5
Total	2,312.7	332.9	134.4	252.9	1,592.5

As of December 31, 2005, our purchase obligations consisted mainly of commitments to purchase prime ingredients such as flour, fats, oils, cocoa, potatoes and packaging materials. To manage the volatility in commodity prices, we seek to cover our raw materials requirements by taking out forward contracts to secure supplies at agreed prices. Forward cover is taken in physical markets for periods of at least three months and typically would not exceed 12 months, although by agreement with our board of directors this may be extended. Apart from those purchase obligations, all of our other contractual obligations are as disclosed in our financial statements for the 52 weeks ended December 31, 2005.

In addition, we also have a net pension deficit of £220.1 million in relation to our post-retirement benefit obligations.

RISK FACTORS

Our business, and an investment in our notes, is subject to a number of significant risks, including those described below. These risks are not the only ones that we face. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our business operations. You should carefully consider the risks described below in conjunction with the other information and the consolidated financial statements and notes thereto included elsewhere in this annual report before investing in our notes.

Substantial Leverage—Our substantial debt could adversely affect our business and prevent us from fulfilling our obligations under the senior subordinated notes.

We have a substantial amount of debt and significant debt service obligations. As of December 31, 2005, our outstanding long-term debt (including current maturities) was £873.8 million. We anticipate that our substantial leverage will continue for the foreseeable future. Our high level of debt may have important negative consequences for you. For example, it could:

•             make it more difficult for us to satisfy our obligations with respect to the senior subordinated notes;

•             increase our vulnerability to adverse general economic and industry conditions, or a significant business continuity issue, e.g. a major fire or system failure;

•             limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate or other purposes;

•             place us at a competitive disadvantage relative to our competitors that have less debt and greater access to capital resources than we have;

•             require us to dedicate a substantial portion of our cash flow from operations to our debt service obligations; and

•             limit our flexibility in planning for, or reacting to changes in, our business and the industry in which we operate.

Ability to Service Debt—We will require a significant amount of cash to service our debt, and our ability to generate cash depends on many factors beyond our control which may affect our ability to meet our obligations to the senior subordinated noteholders.

Our ability to make scheduled payments on, and satisfy our obligations under, our indebtedness, including our senior credit facility and the senior subordinated notes, depends upon our future operating performance. Our future operating performance, in turn, will be affected by the successful implementation of our business strategy as well as general economic, competitive, market, business and other conditions, many of which are beyond our control. If future cash flow is insufficient to make scheduled payments on our debt, we will need to refinance all or a portion of our debt, including our senior credit facility and the senior subordinated notes, before maturity, or to obtain additional financing or sell assets. We cannot assure you that we will be able to refinance any of our debt, obtain additional financing or sell assets on commercially reasonable terms or at all.

Risks of Business Strategy—Our ability to improve our cash flow and profitability depends on a number of factors, including the successful implementation of our business strategy.

Our business strategy is to increase our cash flow and profitability by implementing initiatives aimed at achieving cost savings and generating profitable branded growth. If we are unsuccessful in implementing our business strategy and achieving cost savings, generating profitable branded growth or increasing our cash flow or profitability, we may be unable to fulfill our obligations under, or to comply with, the financial covenants under our senior credit facility and our senior subordinated notes. In order to realize expected cost savings, we must successfully reduce our overhead costs, improve our procurement process, realize operating efficiencies and rationalize our manufacturing capacity. Our ability to generate profitable branded growth will depend on our successful promotion of our products, our ability to develop new innovations and, ultimately, customer demand for and acceptance of our products. The success of our efforts to implement our strategy to accomplish these goals could be affected by a number of factors beyond our control, such as operating difficulties, increased operating costs, personnel turnover, competitors and customers, delays in implementing initiatives and general economic or industry conditions. Implementing our strategy will require significant management resources and may affect our management’s ability to focus on our other objectives. We cannot assure you that we will be successful in achieving cost savings, generating profitable branded growth or in increasing our cash flow or profitability. If we are unsuccessful in implementing our business strategy we may be unable to fulfill our obligations, or to comply with, the financial covenants under our senior credit facility and senior subordinated notes..

Defined Benefit Pension Schemes—Our results of operations may be adversely affected by the cost of funding our pension schemes.

We operate defined benefit pension arrangements in the United Kingdom and the Netherlands that have liabilities to retired employees, to previous employees who have left our service but who are not yet drawing pension benefits and to current employees who are members of the plans. Both we and current employees who are members of the plans contribute to funds that are invested in order to meet these liabilities.

Investment fund trustees determine the investment strategy of the funds. They receive independent advice to enable them to implement the strategy. In order to take advantage of the higher returns that equity investment has historically generated, a substantial proportion of the funds are invested in equities. This investment strategy, while it has been successful over the long term, carries the risk that a decline in equity values could increase the current funding deficit, which may require us to increase our contributions. If we are unable or unwilling to increase contributions to a level agreed to by the trustees and the independent actuary, then the schemes could be wound up, which could result in a significant one-off cash liability for us. At December 31, 2005, the net pension deficit on our UK pension schemes was £218.0 million. As a result of recently implemented or soon to be implemented legislative and regulatory changes, including those contained in the Finance Act 2004 and the Pensions Act 2004, we may be subject to additional pension liabilities and will have to increase our pension contributions. The cost of complying with the new pension legislation, the payment of higher contributions or a one-off cash liability could impair our ability to invest in programs to reduce cost or to drive profitable branded growth, or could restrict our ability to meet our obligations under the senior subordinated notes as they fall due. We are currently implementing some changes to the benefits provided for future service for our main UK plan. These changes or any further changes to the benefits provided or to the employee contribution rate could also have industrial relations consequences that might impair our ability to service demand and generate cash.

Significant Competition—We offer products in highly competitive markets, and our failure to compete effectively might adversely affect our results of operations.

The biscuit and snack industries as well as the markets for our products, are highly competitive. We compete primarily on the strength of our brands, the quality of our products, product innovation and price. Our ability to compete effectively requires continuous efforts in sales and marketing of our existing products, developing new products and cost rationalization. As we cannot predict the actions of our competitors or their effect on our ability to market and sell our products, we cannot assure you that the competitive environment in our markets will not have a negative impact on our future business performance.

Consolidation of Grocery Retailers in Our Markets—Our results of operations may be adversely affected by the consolidation of grocery retailers.

There is an increasing trend towards consolidation in the retail grocery industry in the United Kingdom and continental Western Europe. These consolidations have concentrated sales channels, increased the bargaining power of the major grocery retailers and intensified price competition among these retailers. As a result, grocery retailers and manufacturers frequently engage in pricing campaigns such as “Everyday Low Price” and “Buy One Get One Free” in order to promote their products and gain market share. Historically these campaigns have generally lowered our margins and adversely affected our results of operations and in recent years, it has become more difficult to recover the full effect of cost inflation from retailers in the United Kingdom. In addition, price competition between retailers reduced retail prices for certain retailer-brand products, limiting demand for our branded product offerings. On some key-value branded items, retail prices have also been reduced which has reduced the incentive for retailers to support these products with in-store promotions.

Dependence on Raw Materials—Our ability to pass increases in raw materials and energy costs on to our customers could adversely affect our results of operations.

Many of our raw materials and energy costs are volatile and are affected by government policies, such as government agricultural policies, the actions of our suppliers, currency movements, political upheavals and acts of God, such as severe weather conditions. We cannot assure you that we would be able to obtain sufficient supplies from our sources or that, in the event of a supply disruption or other adverse event that affects our sources, our raw material and energy costs would not increase. To the extent we are able to obtain sufficient quantities of raw materials and energy in the event of a supply disruption, we may not be able to pass through any increase in the costs of these items to our customers. Our ability to do so would depend upon competitive conditions and pricing methods employed in the various markets in which we sell our products. Consequently, unexpected increases in raw material and energy costs or a material or prolonged supply disruption could adversely affect our results of operations.

Supply and Manufacturing Processes—Product quality and safety issues may result in damage to the reputation of our brands and the termination of agreements or licenses to operate one or more of our brands and may affect our relationship with our customers.

Our products are subject to a number of supply and manufacturing processes. A failure in our systems and procedures which control the quality of these processes, or the occurrence of some other external, event such as a third-party contamination or tampering incident, may result in the need to take remedial action including issuance of warnings or withdrawal of one or more of our product batches, which might not be covered or fully covered by our insurance policies. Remedial actions may harm our relationships both with end consumers of our goods and with our customers and may, where the product is branded, damage the reputation of the relevant brand. If such branded product is manufactured under agreement or license, such a quality control failure may result in the termination of that agreement or license. Any of these circumstances may have an adverse effect on our results of operations.

Currency Fluctuations—We have multinational operations that expose us to currency exchange risks.

Although a large percentage of our revenues has historically been generated in the United Kingdom, our operations are geographically diverse. We sell our products in approximately 100 countries and currently operate 22 manufacturing facilities located in six countries. Our financial position and results of operations are also, therefore, subject to both currency transaction risk and currency translation risks.

Due to our geographically diversified customer base, we generate a portion of our revenues from sales in currencies other than those in which our subsidiaries regularly operate and incur their expenses. We also have long-term borrowings and related interest payment obligations in euros. We hedge against foreign currency transaction risk by seeking to match cash inflows in given currencies with our costs and interest payments in the same currency. We enter into forward currency contracts to hedge against our exposure to foreign currency exchange rate fluctuations in the purchase of raw materials, in connection with our interest payments and in our export business.

The financial condition and results of operations of our overseas subsidiaries are measured and recorded in the relevant domestic currency of the jurisdiction in which the subsidiaries are located and then translated into pounds sterling for inclusion in our consolidated financial statements. We borrow in euros as appropriate, to minimize the impact of currency translation risk from our overseas operations on our balance sheet.

Trade Hostilities—A trade dispute with the North American Free Trade Area could result in tariffs on our exported products.

In 2005, we sold £33.1 million of our European-manufactured products within the North American Free Trade Area, which represented 2.6% of our sales for that year. In the past, trade disputes between European and North American trading blocks have resulted in the temporary escalation of tariffs. If future trade disputes resulted in a substantial increase in tariffs on biscuits or crackers, our trade in North America could be significantly damaged and our results of operations could be adversely affected.

Brands and Intellectual Property Rights—Some of our intellectual property rights could be challenged or lapse.

Approximately 88% of our sales from continuing operations in 2005 were from branded products. Our principal trademarks are registered in the United Kingdom, and we have trademark registrations for various products in approximately 100 other countries. We use an automated system, which prompts us to initiate trademark renewals. In addition the United Kingdom Patent Office sends out renewal notices. If our system should fail, particularly in respect of trademarks registered outside of the United Kingdom it is possible that some of our intellectual property rights could lapse. We also have licensing arrangements under which we sell our products, including our licenses from Nabisco to market specified Nabisco brands and our license from Groupe Danone S.A. (“Danone”) to market the TUC brand. While we will continue to use our best efforts to successfully enforce our trademark and licensing rights against infringement by third parties, we cannot assure you that our actions to establish and protect our trademark and license rights are adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products that violate their trademarks and proprietary rights. If a competitor were to infringe trademarks or licenses held by us, enforcing our rights would likely be costly and would divert funds and resources that could otherwise be used to operate our business. In addition, our licensing arrangements are subject to the competition laws of various jurisdictions, and these might be used, in the event of a successful challenge, to modify or render unenforceable any terms deemed to infringe such laws. We cannot assure you that we would be successful in enforcing our intellectual property rights.

Taxation—Changes in fiscal legislation and regulation in the various jurisdictions in which we operate may affect the taxes that we pay.

Our fiscal presence is predominantly centered in six European countries. We are subject to fiscal legislation and regulation in each of these countries and that framework may change from time to time. We cannot assure you that such change will not be adverse to our business or us.

We have a high level of debt and substantial associated interest costs consisting of cash (payments and accruals) and non-cash (accruals and discount) interest. In the United Kingdom we have obtained deductions both for cash interest and for the non-cash interest on debt provided by our Equity Sponsors at the time of the UB acquisition. Recent changes to the loan relationship rules and the transfer pricing legislation impact the way in which non-cash interest and discount deductions for corporate income tax purposes will be allowed. This is anticipated to have the result that the non-cash interest on debt provided by our Equity Sponsors will no longer be eligible for a tax deduction. While we expect to be able to benefit from proposed transitional provisions, which preserve tax deductions until March 31, 2007, there can be no assurance that this will be achieved and therefore we cannot assure you that the legislative changes will not cause us to incur significant additional tax liabilities in the United Kingdom from 2006 or 2007 onwards.

Restrictions on Operations—Our debt agreements contain significant restrictions limiting our flexibility in operating our business.

Various covenants, contained in our debt instruments including our senior credit facility and the indenture governing the senior subordinated notes, restrict our ability, among other things, to:

•                  borrow money;

•                  pay dividends or make other distributions;

•                  grant liens on our assets;

•                  make asset dispositions;

•                  make investments;

•                  enter into transactions with affiliates; or

•                  merge, consolidate or transfer all or substantially all of our assets.

These covenants could materially and adversely affect our ability to finance our future operations or capital needs or to engage in other business activities that may be in our best interest. These restrictions on our operations may adversely affect our ability to make payments on the senior subordinated notes. A breach of these covenants could result in a default under any or all of our financing arrangements. Upon the occurrence of an event of default under our financing arrangements, the lenders thereunder could elect to declare all amounts outstanding thereunder to be due and payable. Our failure to repay or refinance our indebtedness or to obtain appropriate waivers in such circumstances may materially adversely affect our financial condition. In addition a substantial portion of our indebtedness is expected to mature prior to the maturity of the notes. There can be no assurance that we will have the financial resources necessary, or otherwise be able to repay our indebtedness in such circumstances.

Government Regulation—We are subject to extensive regulation.

As a manufacturer of products intended for human consumption, we are subject to extensive United Kingdom and pan-European governmental regulation over issues such as product composition, packaging, labeling, advertising and the safety of our products; the health, safety and working conditions of our employees; integrated pollution control; and our competitive and marketplace conduct. These regulations are subject to change. We may incur significant costs complying with such regulations. If we are unable to comply with such regulations, our business could be adversely affected.

Governments and government-sponsored bodies in our markets have been pursuing various initiatives aimed at increasing the health of their populations and reducing the incidence of diseases that are seen to be linked to diet. This includes public information campaigns, directives regarding what children may consume while at school and increased labeling and information on packaging for consumers. We cannot assure you that the actions that governments and government-sponsored bodies may take in the future may not have an adverse effect on consumer demand for our products.

Our past and present business operations and ownership and operation of real property are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly more-stringent environmental protection standards on us relating to air emissions, wastewater discharges, the use and handling of hazardous materials, noise levels, energy efficiency, waste disposal practices and environmental clean-up, among other things. We may, therefore, be exposed to substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities. However, we cannot predict future environmental liabilities or assure you that amounts we have provided and budgeted for will be adequate.

Our business and commercial arrangements, including acquisitions and commercial contracts, are subject to extensive regulation under the competition laws of the European Union, United Kingdom, and other EU Member States insofar as they relate to acquisitions and joint ventures, contractual relationships, and various distribution practices. We cannot assure you that all the terms of our business and commercial arrangements are not currently or will not be made unenforceable under these laws and regulations.

From time to time, additional legislative initiatives may be introduced that will affect our operations and the conduct of our businesses, and we cannot assure you that in future the cost of complying with these initiatives, or the effects of these initiatives, will not have a material adverse effect on our results of operations.

Avian flu—An outbreak of avian flu could impact our business and affect our results of operations

If an avian flu outbreak should occur in any of our markets there could be a risk to our operations due to supply shortages of certain ingredients related to poultry farming, or to severe staff shortages impacting on our ability to operate the business, or similar staff constraints impacting customers and/or suppliers. We cannot assure you that in the event of an avian flu outbreak there will not be a material effect on our business results.

Effective Control by the Equity Sponsors—The interests of our Equity Sponsors may conflict with your interests.

Funds controlled by Cinven, PAI and MidOcean beneficially own 97% of the voting equity of United Biscuits Group (Investments) Ltd (“UB Parent”). Certain members of the UB Finance board of directors, are also either directors or members of senior management of our Equity Sponsors. Under the shareholders agreement of UB Parent, Nabisco has significant veto rights over UB Parent and its subsidiaries. Under the consortium agreement, the other Equity Sponsors also have significant veto rights over United Biscuits (Equity) Ltd, a Cayman Islands company which owns UB Parent and its subsidiaries. Therefore, the Equity Sponsors have a great deal of influence over our management policies and the power to control all matters submitted to a vote of our shareholders. We cannot assure you that the interests of the Equity Sponsors will not conflict with your interests.

Holding Company Structure—Both UB Finance and Regentrealm are holding companies with no revenue-generating operations of their own.

UB Finance relies on payments from its subsidiaries to generate the funds necessary to make payments on the senior subordinated notes. UB Finance is a holding company and does not directly conduct any business. The principal assets of UB Finance consist of: (1) its equity interest in Regentrealm, its direct, wholly owned subsidiary; (2) intercompany loans made by UB Finance to Regentrealm with the proceeds of intercompany borrowings from Runecorp Limited, UB Finance’s parent; and (3) intercompany loans made by UB Finance to Regentrealm with the proceeds from the senior subordinated notes offerings. As a result, UB Finance depends wholly on dividends and other distributions and payments it receives from Regentrealm, including payments under these intercompany loans, to make payments on the senior subordinated notes. Regentrealm, which is also a holding company and parent of UB Finance’s operating subsidiaries, also depends on dividends and other distributions and payments it receives from its subsidiaries. The ability of UB Finance’s subsidiaries to make payments to Regentrealm and in turn UB Finance depends on their cash flow and earnings and the debt and other agreements entered into by them. In addition, dividends from UB Finance’s subsidiaries are limited by local corporate law, which in Europe typically limits dividends to accumulated earnings of the relevant subsidiary. Because of the holding company structure, UB Finance may not be able to receive sufficient funds from its subsidiaries to pay the principal of and interest on the senior subordinated notes.

Contractual and Structural Subordination—Noteholders rights to receive payments under the senior subordinated notes and UB Finance’s right to receive payments under the intercompany loans are unsecured and subordinated to the senior debt of UB Finance and Regentrealm and to all debt of our subsidiaries other than Regentrealm.

The indenture governing the senior subordinated notes contractually subordinates the notes in right of payment to all existing and future senior debt of UB Finance (including UB Finance’s guarantee of our senior credit facility). It also contractually subordinates the Guarantee of Regentrealm to all existing and future senior debt of Regentrealm (including borrowings under our senior credit facility). Furthermore, before the date of repayment of our senior credit facility, the Guarantee will not become due, and no payment may be made under the Guarantee, until after the expiration of a period beginning on the date of occurrence of a payment default on the senior subordinated notes and ending on the first to occur of: (1) the 179th day from that event of default date; (2) the date on which an order is made for the winding-up or dissolution of Regentrealm; and (3) the date on which the shareholders of Regentrealm pass a resolution for the winding-up or dissolution of Regentrealm.

UB Finance, its parent companies and most of its subsidiaries are parties to an intercreditor deed, dated as of April 28, 2000, with, among others, the lenders under our senior credit facility, as the same may be amended to date (the “Intercreditor Deed”). The Intercreditor Deed contractually subordinates UB Finance’s right to receive payments under its intercompany loans to Regentrealm to Regentrealm’s obligations under our senior credit facility. In addition, prior to the time our senior credit facility is repaid, the Intercreditor Deed prohibits our subsidiaries from making payments to UB Finance except to fund interest due on the senior subordinated notes, certain permitted investor payments and administrative expenses. Payments to UB Finance from its subsidiaries, including payments under UB Finance’s intercompany loans to Regentrealm, will be suspended in the case of a default under our senior credit facility until in the case of a payment default, the default is remedied and, in the case of a non-payment default, 179 days after a payment blockage notice has been served (or if earlier, until the default is remedied or waived or our senior credit facility is repaid in full). Only one blockage notice can be served in any 365-day period. The Intercreditor Deed also provides that, in addition to the payment blockage described above, prior to the time our senior credit facility is repaid, enforcement action may be taken by UB Finance in relation to its intercompany loans to Regentrealm only after the expiration of the period beginning on the date of an occurrence of a payment default on the senior subordinated notes and ending on the first to occur of: (1) the 179th day from that payment default date; (2) the date on which an order is made for the winding-up or dissolution of Regentrealm; or (3) the date on which the shareholders of Regentrealm pass a resolution for the winding-up or dissolution of Regentrealm.

Because UB Finance is a holding company, the senior subordinated notes are structurally subordinated to the obligations of our subsidiaries other than Regentrealm, which guarantees the notes on a senior subordinated basis. In the event of an insolvency, liquidation or other reorganization of any of our subsidiaries (other than Regentrealm), UB Finance’s creditors (including the noteholders) will have no right to proceed at law against their assets. Creditors of these subsidiaries, including trade creditors and lenders under our senior credit facility, will be entitled to payment in full from the sale or other disposal of these assets in priority to UB Finance, except to the extent that UB Finance may be a distinct unsubordinated creditor with recognized claims against those subsidiaries.

The senior subordinated notes and the Guarantee are unsecured obligations of UB Finance and Regentrealm, respectively. Debt under our senior credit facility is secured by liens on the assets of UB Finance, including its intercompany loans to Regentrealm and payments made under them and the shares of Regentrealm, the assets of Regentrealm and the shares and assets of Regentrealm’s material operating subsidiaries. In the event of a default under our senior credit facility or an insolvency, liquidation, winding-up or similar proceeding relating to Regentrealm or any of UB Finance’s other subsidiaries, UB Finance’s and Regentrealm’s assets would be available to satisfy obligations under our senior credit facility before any payment would be made on the senior subordinated notes or under the Guarantee. Any future secured indebtedness, whether of UB Finance or any of its subsidiaries, including Regentrealm, would effectively rank senior to the senior subordinated notes and the Guarantee to the extent of such security.

Rights of Secured Creditors Under Insolvency Laws—U.K. insolvency laws are not as favorable to unsecured creditors as U.S. insolvency laws.

The lenders under our senior credit facility have a first ranking security interest over all of the shares and tangible and intangible assets of most of our material operating subsidiaries. Both UB Finance and Regentrealm are companies incorporated under the laws of England and Wales and a substantial portion of their assets are located in England. Accordingly, English insolvency law will most likely govern any insolvency proceedings with respect to UB Finance and Regentrealm. However, under the E.U. Regulation on Insolvency Proceedings (EC 1346/2000) (the “Regulation”), if UB Finance’s or Regentrealm’s “center of main interest” is established in a relevant E.U. state other than the state of its incorporation, insolvency proceedings may be governed by the law of that Member State. Certain rights are excluded from the effect of the Regulation, including certain rights of secured creditors. The procedural and substantive provisions of English insolvency law generally are more favorable to secured creditors than the comparable provisions of U.S. law. These provisions afford debtors and unsecured creditors only limited protection against the rights of secured creditors and it will generally not be possible for UB Finance, as an unsecured creditor of Regentrealm under the intercompany loans, or the holders of the senior subordinated notes, as unsecured creditors of UB Finance under the senior subordinated notes or unsecured creditors of Regentrealm under the Guarantee, to prevent the secured creditors from enforcing their security to repay the debts. After an event of default occurs, the security agent under our senior credit facility will have the effective right to direct the disposition of any collateral. Therefore, the senior subordinated noteholders’ ability to realize on the claims under the notes against UB Finance as an unsecured creditor may be more limited under English law than under U.S. law.

In addition, under English insolvency law, UB Finance’s debt under the senior subordinated notes and Regentrealm’s debt under the Guarantee will rank after the claims of certain creditors which are entitled to priority under English insolvency law. These preferred debts include:

•                  expenses of the relevant insolvency proceeding;

•                  certain amounts owed under occupational pension schemes; and

•                  certain amounts owed to employees.

English insolvency law empowers English courts to make an administration order in relation to a company. An administration order can be made if the court is satisfied that the relevant company is or is likely to become “unable to pay its debts” for the purpose of the relevant statute and that the administration order is reasonably likely to achieve the purpose or objective of administration. Administrators are required to carry out their functions with the primary objective of rescuing a company as a going concern. If this primary objective is not achievable, the administrators must carry out their functions with the objective of achieving a better result for a company’s creditors as a whole than would be likely if a company was wound up or realizing property in order to make a distribution to one or more secured or preferential creditors.

The administration regime is in some respects similar to the regime under chapter 11 of the U.S. Bankruptcy Code as no steps may be taken to enforce security over a company’s property and no proceedings or other legal process may be commenced or continued against a company in administration except with the consent of the administrator or the court. It is possible, however, for a secured creditor that has the power to appoint an administrative receiver (which will generally be the case where the secured lender has security in the form of a floating charge, granted before September 15, 2003, over all or substantially all of a company’s property, as is the case of the lenders under our senior credit facility) to prevent the appointment of an administrator and, as a result, that secured creditor and other secured creditors will be able to enforce their security.

The Financial Collateral Arrangements (No. 2) Regulations 2003 came into force on December 26, 2003. These enable security holders to enforce their security rights over shares, other financial instruments and securities or cash, regardless of the usual moratorium imposed by administration and without being affected by the various rights of administrators and liquidators relating to the disposal of property. The application of these new regulations is, however, still untested.

As a result of these differences, the protection given to unsecured creditors under English insolvency law will in most cases be less than the protection that would be given to unsecured creditors under chapter 11 of the U.S. Bankruptcy Code. It is possible that we could be subject to insolvency proceedings in other jurisdictions in which we operate. The insolvency laws of those jurisdictions may also differ from U.S. insolvency laws.